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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-101315

Prospectus Supplement to Prospectus Dated November 29, 2002

4,750,000 shares

Common Stock

        We are offering 4,750,000 shares of our common stock. We will receive all the net proceeds from the sale of these shares.

Our common stock is listed on the New York Stock Exchange under the symbol "DRS." On December 16, 2002, the last reported sale price of our common stock was $28.81 per share.

See "Risk Factors" beginning on page S-8 for a discussion of certain matters that should be considered by potential investors.

	Per Share	Total
Public offering price	$28.00	$133,000,000
Underwriting discounts	$1.40	$6,650,000
Proceeds, before expenses, to DRS	$26.60	$126,350,000

        We have granted the underwriters a 30-day option to purchase up to an additional 712,500 shares of our common stock to cover over-allotments.

Delivery of shares will be made on or about December 20, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.
Morgan Stanley
Wachovia Securities

The date of this prospectus supplement is December 16, 2002.

AN/UYQ-70 EMBEDDED PROCESSOR SYSTEM
POWER CONVERSION AND DRIVE SYSTEMS
AN/UYQ-70 NEXT GENERATION PERIPHERAL OJ-721(V)
AN/UYQ-70 AEGIS COMMAND AND DECISION CONSOLE
OPUS SONAR CONSOLE
MOTOR CONTROL PRODUCTS
SHIP CONTROL SYSTEMS
AN/UYQ-70 ACOUSTIC DISPLAY CONSOLE
AN/SPS-67(V)3 SURFACE SEARCH RADAR SYSTEM
AN/UYQ-70 MISSION ESSENTIAL VARIANT
THIN CLIENT WORKSTATION
AN/UYQ-70 AEGIS DISPLAY SYSTEM
SHIPBOARD INTEGRATED COMMUNICATIONS SYSTEM
65

PXI COMPUTER
LXI COMPUTER
DP3 ULTRA WORKSERVER
NIGHTSTAR BINOCULARS
RP8200 PORTABLE RUGGED COMPUTER
RUGGED THIN CLIENT COMPUTER
GROUND TOW MISSILE LAUNCH SYSTEM

LONG-RANGE ADVANCED SCOUT SURVEILLANCE SYSTEM (LRAS3)
FOCAL PLANE ARRAYS

IMPROVED BRADLEY ACQUISITION SYSTEM (IBAS)
SECOND GENERATION THERMAL IMAGING SYSTEM (TIS)
CABLE AND HARNESS ASSEMBLY
SADA II

DEPLOYABLE FLIGHT INCIDENT RECORDER
MULTIPLEXED AIRBORNE VIDEO ANALYSIS SYSTEM
AIRBORNE DIGITAL IMAGING SYSTEM
AN/URT-43 CRASH POSITION LOCATOR SYSTEM
480 X 640 FOCAL PLANE ARRAY
DIGITAL CASSETTE MISSION RECORDER

MAST MOUNTED SIGHT

ABOUT THIS PROSPECTUS SUPPLEMENT

        We provide information to you about this offering of shares of our common stock in two separate documents. The accompanying prospectus provides general information, some of which may not apply to this offering, and this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to the "prospectus", we are referring to both documents combined. Additional information is incorporated by reference in this prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

        You should rely only upon the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains these types of statements, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus and in the documents filed with the Securities and Exchange Commission that are incorporated by reference in this prospectus. Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the "Risk Factors" section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference, in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement carefully, including the matters discussed under the caption "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this prospectus supplement. When used in this prospectus supplement the terms "DRS", "we", "our" and "us", except as otherwise indicated or as the context otherwise indicates, refer to DRS Technologies, Inc. and its subsidiaries.

DRS Technologies, Inc.

Overview

        DRS is a leading supplier of defense electronics products and systems. We provide high-technology products and services to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces and industrial customers. Incorporated in 1968, we have served the defense industry for over 30 years. We are a leading provider of thermal imaging devices, combat display workstations, electronic sensor systems, electrical power conversion equipment, ship controls, networks and propulsion systems, ruggedized computers, mission recorders and deployable flight incident recorders. Our products are deployed on a wide range of high profile military platforms, including every combatant ship in the U.S. Navy, Virginia class submarines, M1A2 Abrams Main Battle Tanks, M2A3 Bradley Fighting Vehicles, OH-58D Kiowa Warrior helicopters, F/A-18E/F Super Hornet attack aircraft, as well as for other military and non-military applications.

        Over the past five years, we increased our annual revenues at a compounded annual growth rate of approximately 31% and our operating income at a compounded annual growth rate of approximately 34%. For the year ended March 31, 2002, we had revenues of $517.2 million and operating income of $49.8 million.

        We operate primarily in three groups: the Electronic Systems Group, the Electro-Optical Systems Group and the Flight Safety and Communications Group.

        Electronic Systems Group.    We are a leader in the development, production and support of high-performance combat display workstations, electric propulsion equipment, power electronics equipment, shipboard control equipment and control panels and specialty reactor plant instrumentation used by the U.S. Navy. In addition, we supply the U.S. Army, government intelligence and international militaries with signal processing systems and computer systems adapted, or "ruggedized," for harsh environments. By incorporating advanced commercial computing technology, we provide rapidly fielded and cost-effective system solutions to enhance the military's ability to attain information dominance in land, sea and air applications. Our systems are used by the U.S. Navy and other military and intelligence communities and are deployed on a number of front-line platforms, including Aegis destroyers, aircraft carriers, submarines, mobile land platforms and surveillance aircraft. Our family of rugged computer products is used in the U.S. Army's ongoing battlefield digitization programs.

        Our Electronic Systems Group provided $206.6 million, or 40%, of our total revenues for the year ended March 31, 2002.

        Electro-Optical Systems Group.    We are a leading provider of sophisticated thermal imaging and targeting systems. Our Electro-Optical Systems Group is one of only two key suppliers to the U.S. government for advanced focal plane array technology. We design, manufacture and market thermal imaging systems that allow the operator to detect, identify and target objects based upon their infrared signatures and under adverse conditions, such as darkness, fog, smoke and dust. These systems incorporate Forward Looking InfraRed (FLIR) imaging technology and are used in armored and reconnaissance vehicles, surface ships and aircraft carriers, weapons fire control and missile launch systems, attack helicopters and early warning threat sensor and countermeasures platforms. These systems are used in many of the U.S. Army's battlefield platforms, including the M1A2 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the High

Mobility Multipurpose Wheeled Vehicle (HMMWV), the Kiowa Warrior helicopter and the Javelin missile systems, as well as on board U.S. Navy Aegis surface ships and aircraft carriers.

        In addition to military applications, we are leveraging our technology base by expanding our products into related non-defense markets. For example, we manufacture electro-optical modules for commercial devices used in corrective laser eye surgery.

        Our Electro-Optical Systems Group provided $208.2 million, or 40%, of our total revenues for the year ended March 31, 2002.

        Flight Safety and Communications Group.    Our Flight Safety and Communications Group supplies airborne deployable recorders and surveillance and communications systems. We are the leading manufacturer of deployable flight emergency, or "black box," voice and data recording equipment for the U.S. and international militaries, as well as for commercial customers. The recorder ejects automatically from an aircraft prior to impact, minimizing the damage to the recorder and facilitating its recovery. We have provided over 4,000 deployable recorders for military and search and rescue aircraft. We also manufacture integrated naval ship communications systems, information management systems, coastal border surveillance radar systems, ultra high-speed digital imaging systems and multiple-platform weapons calibration systems for diverse air platforms such as the AH-64 Apache attack helicopter and the AC-130U gunship. In addition, we provide electronics manufacturing services, often with value-added engineering content, to the defense and space industries.

        Our Flight Safety and Communications Group provided $93.2 million, or 18%, of our total revenues for the year ended March 31, 2002.

Recent Acquisitions

        On November 27, 2002, we acquired Paravant Inc. for approximately $92 million in cash and assumed approximately $16 million in debt. Paravant will operate as part of our Electronic Systems Group. Paravant manufactures rugged computer systems and communications interfaces serving military command, control, communications, computer, intelligence and surveillance initiatives. Paravant also produces high-speed processing equipment for the intelligence community and offers military avionics and systems integration for select rotary- and fixed-wing military aircraft. We believe our acquisition of Paravant is highly compatible with our goals to expand our core rugged systems business base, as well as increase our presence in Air Force and intelligence agency programs. Paravant has captured key positions on next generation battlefield communications programs such as the U.S. Army's FBCB2 Applique and the U.K. Ministry of Defense's Bowman program. Paravant's products, which are sold primarily to U.S. and international military establishments and government prime contractors, are deployed on and support high profile defense platforms such as the M1A1 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the U.S. Air Force's F-117 Nighthawk Stealth Fighter, the B-2 Spirit Stealth Bomber, the H-60 Blackhawk and the H-53 Jolly Green Giant helicopters. For the fiscal year ended September 30, 2002, Paravant reported revenues of $62.1 million, operating income of $8.4 million, and net income of $4.5 million.

        Pursuant to a purchase agreement effective July 1, 2002, we acquired the assets and assumed certain liabilities of the Navy Controls Division of Eaton Corporation for approximately $92.2 million in cash. Renamed DRS Power & Control Technologies, it now operates as part of our Electronic Systems Group. DRS Power & Control Technologies is primarily engaged in the design and manufacture of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, as well as specialized industrial customers. We believe the addition of this unit to our Electronic Systems Group enables us to position ourselves as a total ship computing systems provider and strongly complements our presence in naval advanced command and control computer display and other ship systems. With a major installed base of electronic equipment in the fleet, DRS Power & Control Technologies is expected to benefit from the U.S. Navy's backfit, transformational conversion and modernization initiatives, as well as from new ship installation. DRS Power & Control

Technologies has a diverse variety of power electronics equipment deployed or under development in naval propulsion systems. DRS Power & Control Technologies has captured key positions on next generation programs, including the Virginia class submarine and the CVN(X) future aircraft carrier, and has played a significant role in promoting electric drive propulsion for the U.S. Navy's next new ship design, the DD(X). For the calendar year ended December 31, 2001, this business had revenue of $107.5 million and operating income of $5.0 million.

Industry Background

        The U.S. military has worked to meet the changing threats that have evolved since the mid-1980s with a focus on lighter, faster and more intelligent weapons and an emphasis on intelligence, surveillance and reconnaissance. This change in focus, the end of the Cold War, and the subsequent reduction in defense spending, led to consolidation in the defense industry. Today, the industry is dominated by a small number of large domestic prime contractors and a few large European defense companies with an increasing presence in the U.S. markets. These large prime contractors have shifted their business strategies to focus on platforms and systems integration and consequently subcontract the development of many systems and subsystems.

        In 2001, the defense procurement budget increased for the first time in almost a decade. Due to the historical lack of procurement spending, increased funding by the U.S. government is now necessary to develop new combat systems and upgrade existing platforms with new technology. We believe that the current business, political and global environments will create new opportunities for mid-tier defense companies to develop strategic relationships with prime contractors. Through these relationships, we believe we can provide new systems and subsystems which are capable of meeting the military's evolving requirements.

Business Strategy

        Our goal is to continually improve our position as a leading supplier of defense electronics products and systems. Our strategies to achieve our objectives include:

  •
  Leverage Incumbent Relationships. We intend to leverage our relationships with government and industry decision-makers by continuing to deliver high levels of performance on our existing contracts.

  •
  Develop and Expand Existing Technologies. Through a combination of customer-funded research and development and our own internal research and development efforts, we intend to continue to focus on the development and commercialization of our technology.

  •
  Pursue Strategic Acquisitions. We plan to continue our active participation in the ongoing consolidation of the aerospace and defense industry. Through selective acquisitions, we aim to broaden our existing product base and enhance our ability to enter new markets.

  •
  Continue to React Quickly to the Changing Defense Environment. In addition to being well positioned for conventional warfare roles, we intend to continue to adapt our products, such as thermal imaging, ruggedization and communication products, to address evolving military requirements such as rapid deployment and containment of non-conventional threats such as terrorism.

  •
  Pursue Selective Commercial Opportunities. We seek to identify and pursue commercial applications for selected products and technologies where we can add value based on our related technological and manufacturing expertise.

Competitive Strengths

        Our competitive strengths include:

  •
  Technical Expertise. We have state-of-the-art government-qualified electronics systems development and manufacturing capabilities.

  •
  High Proportion of Long-Term Production Programs. A significant proportion of our revenue is generated by continuing, long-term production programs.

  •
  Diverse Product and Customer Base. We have a diverse product and customer base, with only one program, the AN/UYQ-70, at approximately 20%, representing more than 15% of our fiscal year 2002 revenue.

  •
  Long- Standing Industry Relationships. During our more than 30-year history, we have established long-standing relationships with the U.S. government and other key organizations in the aerospace and defense industry.

  •
  Successful Acquisition Track Record. Having made 23 acquisitions since 1993, we have demonstrated that we can successfully integrate acquired companies into our corporate structure.

  •
  Emphasis on Research and Development Efforts. In fiscal year 2002, we spent approximately $45.8 million on research and development, of which our customers funded approximately $36.2 million.

  •
  Experienced Management Team. Our senior management team averages over 20 years of experience in the defense electronics industry.

        We are incorporated in Delaware and the address of our principal executive office is 5 Sylvan Way, Parsippany, New Jersey 07054. Our telephone number is (973) 898-1500. Our Internet address is www.drs.com. drs.com is an interactive textual reference only, meaning that the information contained in the website is not part of this prospectus by reference or otherwise.

THE OFFERING

Shares offered by DRS	4,750,000 shares
Shares outstanding after the offering	21,645,861 shares
Use of proceeds
For general corporate purposes, including acquisitions. We expect to use $10 million of the proceeds to repay borrowings under our revolving credit facility. Although we regularly evaluate acquisitions, we have not entered into any material transactions at this time. See "Use of Proceeds" for a description of the mandatory offer to prepay a portion of the outstanding term loan under our credit facility following this offering.
New York Stock Exchange Symbol	DRS
Risk Factors
You should carefully read and consider the information provided in the section entitled "Risk Factors" beginning on page S-8 and all other information in this prospectus supplement or incorporated by reference herein before investing in our common stock.

        The number of shares of common stock to be outstanding after the offering is based on the number of shares of common stock outstanding as of December 13, 2002. This number excludes:

  •
  up to 712,500 shares of our common stock issuable by us if the underwriters exercise their over-allotment option;

  •
  55,000 shares of our common stock issuable under our 1991 Stock Option Plan upon exercise of outstanding options at an average exercise price of $7.75 per share as of December 13, 2002;

  •
  3,343,787 shares of our common stock reserved for issuance under our 1996 Omnibus Plan, of which 2,441,231 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $23.05 per share as of December 13, 2002;

  •
  4,530 shares of our common stock reserved for issuance pursuant to options assumed in connection with our 1999 merger with NAI Technologies, Inc., all of which had vested as of December 13, 2002, at a weighted average exercise price of $17.60 per share; and

  •
  250,000 shares of our common stock issuable to Mark S. Newman not pursuant to any stock option plan, upon exercise of options to purchase shares which had all vested as of December 13, 2002, at a weighted average exercise price of $10.44 per share, and 50,000 shares of common stock, the receipt of which has been deferred by Mr. Newman.

SUMMARY CONSOLIDATED FINANCIAL DATA

        We derived the historical summary of earnings data and per share data presented below for the years ended March 31, 2000, 2001, and 2002 and the historical summary of financial position data as of March 31, 2001 and 2002 presented below from our audited consolidated financial statements included in this prospectus supplement. The summary of earnings data, per share data and summary of financial position data as of and for the six months ended September 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements included in this prospectus supplement. You should read the summary consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included elsewhere in this prospectus supplement. The summary consolidated financial data also includes unaudited pro forma information which has been derived from, and should be read with, the "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus supplement. As adjusted results give effect to the net proceeds to be received by us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the use of such proceeds as described under "Use of Proceeds."

	Years Ended March 31,							Six Months Ended September 30,
	2000		2001		2002		Pro Forma 2002	2001		2002		Pro Forma 2002
	(in thousands, except per share data and ratios)
Summary of Earnings Data:
Revenues	$391,467		$427,606		$517,200		$733,984	$219,530		$292,434		$352,028
Operating income	26,178		37,531		49,769		56,748	20,387		29,396		34,511
Earnings from continuing operations before income taxes	12,832		24,954		38,361		38,645	15,813		24,254		26,579
Net earnings from continuing operations	7,661		11,978		20,331		20,908	8,381		13,097		14,841
Net earnings	$4,310		$11,978		$20,331		$20,908	$8,381		$13,097		$14,841
Per Share Data—From Continuing Operations(1):
Basic	$0.83		$1.14		$1.52		$1.56	$0.69		$0.78		$0.88
Diluted	$0.76		$1.01		$1.41		$1.45	$0.64		$0.74		$0.84
Financial Ratios and Supplemental Information:
EBIT(2)	$25,232		$36,213		$48,171		$56,319	$19,732		$28,326		$33,365
EBITDA(2)	42,302		52,338		61,960		N/A	25,694		35,912		N/A
Free cash flow(3)	1,807		17,690		14,266		N/A	(3,627)		15,305		N/A
Cash flows from operating activities of continuing operations	8,017		33,875		27,849		N/A	3,853		24,621		N/A
Capital expenditures	6,210		16,185		13,583		N/A	7,480		9,316		N/A
Depreciation and amortization	17,070		16,125		13,789		N/A	5,962		7,586		N/A
Internal research and development	9,867		8,027		9,535		N/A	4,562		6,434		N/A
Interest and related expenses	12,600		11,461		10,954		18,818	3,963		4,755		7,469
Interest coverage ratio(4)	3.4	x	4.6	x	5.7	x	N/A	6.5	x	7.6	x	N/A
Long-term debt to EBITDA	2.4	x	1.6	x	2.3	x	N/A	N/A		N/A		N/A
Net debt to EBITDA(5)	2.3	x	1.5	x	0.4	x	N/A	N/A		N/A		N/A
	As of March 31,		As of September 30, 2002
	2001	2002	Actual	Pro Forma As Adjusted
	(in thousands)
Summary of Financial Position Data:
Working capital	$43,686	$165,237	$60,817	$163,051
Net property, plant and equipment	37,639	50,481	63,893	72,997
Total assets	334,940	601,091	653,035	870,712
Long-term debt, excluding current installments	75,076	138,060	137,200	217,648
Total stockholders' equity	111,947	257,235	273,193	399,044

(1)
No cash dividends have been distributed in any of the years presented.
(2)
Earnings from continuing operations before net interest and related expenses (primarily amortization of debt issuance costs), income taxes (EBIT) and depreciation and amortization (EBITDA). EBIT and EBITDA are not substitutes for operating income, net earnings or cash flows from operating activities, as determined in accordance with accounting principles generally accepted in the United States of America, or as a measure of our profitability or liquidity. We present EBIT and EBITDA as additional information because we believe it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. EBIT and EBITDA, as we define them, may differ from similarly named measures used by other entities.
(3)
Net cash provided by operating activities of continuing operations less capital expenditures.
(4)
Ratio of EBITDA to interest and related expenses (primarily amortization of debt issuance costs).
(5)
Ratio of long-term debt, net of cash and cash equivalents, to EBITDA.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus supplement, before buying shares of our common stock.

Risks Related to Our Business

Our revenues depend on our ability to maintain our level of government business.

        We derive a significant portion of our revenues from contracts or subcontracts with domestic and non-U.S. government agencies. A reduction in the purchase of our products by these agencies, and principally by the U.S. Army and U.S. Navy, would have a material adverse effect on our business. In the fiscal years ended March 31, 2002, 2001 and 2000, approximately 78%, 78% and 80%, respectively, of our revenues were derived directly or indirectly from defense-industry contracts with the U.S. government. In addition, in each of the fiscal years ended March 31, 2002, 2001 and 2000, less than 13% of our revenues were derived directly or indirectly from sales to non-U.S. governments. Therefore, the development of our business in the future will depend upon the continued willingness of the U.S. government to commit substantial resources to defense programs and, in particular, upon continued purchase of our products, and other products which incorporate our products, by the U.S. government.

        The risk that governmental purchases of our products may decline stems from the nature of our business with the U.S. government, in which the U.S. government may:

  •
  terminate contracts at its convenience;

  •
  terminate, reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

  •
  cancel multi-year contracts and related orders if funds become unavailable;

  •
  shift its spending priorities; and

  •
  adjust contract costs and fees on the basis of audits done by its agencies.

        In addition, as a defense business, we are subject to the following risks in connection with government contracts:

  •
  the frequent need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;

  •
  the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term fixed price contracts;

  •
  when we act as a subcontractor, the failure or inability of the primary contractor to perform its prime contract, which may result in our inability to obtain payment of our fees and contract costs; and

  •
  our contract wins can be contested by other contractors.

Our revenues will be adversely affected if we fail to receive renewal or follow-on contracts.

        Renewal and follow-on contracts are important because our contracts are for fixed terms. These terms vary from shorter than one year to over five years, particularly for contracts with options. The typical term of our contracts with the U.S. government is between one and three years. The loss of revenues from our possible failure to obtain renewal or follow-on contracts may be significant because our U.S. government contracts account for a substantial portion of our revenues. For example, in the fiscal years ended 2002, 2001 and 2000, the AN/UYQ-70 advanced display system program accounted for approximately 20%, 22% and 21%, respectively, of our total revenues.

Our operating results may fluctuate.

        Our results of operations have fluctuated in the past and may continue to fluctuate in the future as a result of a number of factors, many of which are beyond our control. These factors include:

  •
  the termination of a key government contract;

  •
  the size and timing of new contract awards to replace completed or expired contracts; and

  •
  changes in U.S. Department of Defense policies and budgetary priorities.

We may not be successful in implementing our growth strategy if we are unable to identify and acquire suitable acquisition targets.

        Finding and consummating acquisitions is an important component of our growth strategy. Our continued ability to grow by acquisition is dependent upon the availability of acquisition candidates at reasonable prices and our ability to obtain additional acquisition financing on acceptable terms. We experience competition in making acquisitions from larger companies with significantly greater resources. We are likely to use significant amounts of cash, issue additional equity securities or incur debt in connection with future acquisitions, each of which could have a material adverse effect on our business. In addition, as our revenue growth has been historically attributable largely to our successful acquisition strategy, failure to identify or consummate suitable acquisitions could lead to a reduced rate of revenue growth in the future.

We may be unable to integrate our acquired companies successfully.

        Our growth through acquisition may place significant demands on our management and our operational and financial resources. Acquisitions involve numerous risks, including:

  •
  difficulties in assimilating and integrating the operations, technologies and products acquired;

  •
  the diversion of our management's attention from other business concerns;

  •
  current operating and financial systems and controls may be inadequate to deal with our growth;

  •
  the risks of entering markets in which we have limited or no prior experience; and

  •
  the potential loss of key employees.

        If we fail to integrate acquired businesses successfully, especially the recently acquired Paravant Inc. and the Navy Controls Division of Eaton Corporation, or to manage our growth, that failure could have a material adverse effect on our business. Further, there can be no assurance that we will be able to maintain or enhance the profitability of any acquired business or consolidate its operations to achieve cost savings.

        In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce our profit or cause a loss.

        We provide our services primarily through two types of contracts: firm fixed-price and cost-type contracts. Approximately 87% of our total revenues for the fiscal year ended March 31, 2002 were derived from firm fixed-price contracts which require us to perform services under a contract at a stipulated price. We derived approximately 13% of our revenues during that period from cost-type contracts by which we are reimbursed for incurred costs and receive a fee that, depending on the contract, is either dependent on cost savings and/or performance or is a fixed fee which is negotiated but limited by statutes.

        We assume greater financial risk on firm fixed-price contracts than on cost-type contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract will reduce our profit or cause a loss. In particular, because of their inherent uncertainties and consequent cost overruns, development contracts have historically been less profitable than production contracts. Although we believe that adequate provision for our costs of performance is reflected in our financial statements, we can give no assurance that this provision is adequate or that losses on fixed-price and cost-type contracts will not occur in the future.

We may experience production delays if suppliers fail to deliver materials to us.

        Our manufacturing process for certain products consists primarily of the assembly of purchased components and testing of the product at various stages in the assembly process.

        Although we can obtain materials and purchase components generally from a number of different suppliers, several suppliers are our sole source of certain components. If a supplier should cease to deliver such components, we would probably find other sources; however, this could result in added cost and manufacturing delays. We have not experienced significant production delays attributable to supply shortages, but we occasionally experience procurement problems with respect to certain components, such as semiconductors and connectors. In addition, with respect to our electro-optical products, certain materials, such as germanium, zinc sulfide and cobalt, may not always be readily available.

Our backlog is subject to reduction and cancellation.

        Backlog represents products or services that our customers have committed by contract to purchase from us. Our backlog as of September 30, 2002 was approximately $651.6 million. Our backlog is subject to fluctuations and is not necessarily indicative of future sales. Moreover, cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog and, consequently, future revenues. Our failure to replace canceled or reduced backlog could result in lower revenues.

Our international operations expose us to risks of losses.

        Approximately 11%, 12% and 12% of our revenues in the years ended March 31, 2002, 2001 and 2000, respectively, were derived from sales to foreign governments. We are exploring the possibility of expansion into additional international markets. We cannot assure you that we will maintain significant operations internationally or that any such operations will be successful. Any international operations we establish will be subject to risks similar to those affecting our North American operations in addition to a number of other risks, including lack of local business experience, foreign currency fluctuations, difficulty in enforcing intellectual property rights, language and other cultural barriers and political and economic instability.

We face competition in the military electronics industry.

        The military electronics industry in which we participate is highly competitive and characterized by rapid technological change. Our potential inability to improve existing product lines and develop new products and technologies could have a material adverse effect on our business. In addition, our competitors could introduce new products with greater capabilities which could have a material adverse effect on our business.

        There are many competitors in the markets in which we sell our products. Many of these competitors are substantially larger than us, devote substantially greater resources to research and development and generally have greater resources. Consequently, these competitors may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers and customers.

        In the military sector, we compete with many large and mid-tier defense contractors on the basis of product performance, cost, overall value, delivery and reputation. As U.S. defense spending has decreased in past years, the industry experienced substantial consolidation, increasing the market share of certain companies.

We are dependent in part upon our relationships and strategic alliances with industry participants in order to generate revenue.

        We rely on the strength of our relationships with military industry organizations to form strategic alliances. Some of our strategic partners assist us in the development of some of our products through teaming arrangements. Under these teaming arrangements, our partners usually have borne a majority of the expenses associated with our research and development of new products which are the subject of such agreements. We cannot assure you that our strategic partners will continue to bear these expenses in the future. If any of our existing relationships with our strategic partners were impaired or terminated, we could experience significant delays in the development of our new products ourselves and we would incur additional development costs. We would need to fund the development of our new products internally or identify new strategic partners.

        Some of our likely partners are also potential competitors, which may impair the viability of new strategic relationships. While we must compete effectively in the marketplace, our future alliances may depend on our strategic partners' perception of us. As a result, our ability to win new and/or follow-on contracts may be dependent upon our relationships within the military industry.

The U.S. government's right to use technology developed by us limits our intellectual property rights.

        We seek to protect the competitive benefits we derive from our patents, proprietary information and other intellectual property. However, we do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government has the right to royalty-free use of technologies that we have developed under U.S. government contracts. We are free to commercially exploit those government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you we could successfully do so.

We are subject to government regulation which may require us to obtain additional licenses and could limit our ability to sell our products outside the United States.

        The sale of certain of our products outside the United States is subject to compliance with the United States Export Administration Regulations. Our failure to obtain the requisite licenses, meet registration standards or comply with other government export regulations, may affect our ability to generate revenues from the sale of our products outside the U.S., which could have a material adverse effect on our business, financial condition and results of operations. Compliance with the government regulations may also subject us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

        In order to sell our products in European Union countries, we must satisfy certain technical requirements. If we were unable to comply with those requirements with respect to a significant quantity of our products, our sales in Europe could be restricted, which could have a material adverse effect on our business.

We are subject to environmental laws and regulations and our ongoing operations may expose us to environmental liabilities.

        Our operations, like those of other companies engaged in similar businesses, are subject to federal, state, foreign and local environmental and health and safety laws and regulations. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental matters. We cannot assure you that the aggregate amount of future clean-up costs and other environmental liabilities will not be material. We can be subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. We have made and will continue to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Also, in the future, contamination may be found to exist at our facilities or at off-site locations where we have sent wastes. We could be held liable for such newly-discovered contamination. The remediation of such newly-discovered contamination, or the enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations may require us to make additional expenditures, some of which could be material.

A failure to attract and retain technical personnel could reduce our revenues and our operational effectiveness.

        There is a continuing demand for qualified technical personnel and we believe that our future growth and success will depend upon our ability to attract, train and retain such personnel. Competition for personnel in the military industry is intense and there is a limited number of persons with knowledge of, and experience in, this industry. Although we currently experience relatively low rates of turnover for our technical personnel, the rate of turnover may increase in the future. An inability to attract or maintain a sufficient number of technical personnel could have a material adverse effect on our contract performance or on our ability to capitalize on market opportunities.

Our operations involve rapidly evolving products and technological change.

        The rapid change of technology is a key feature of the market for our defense applications. To succeed, we will need to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through customer-sponsored research and development as well as from internally-funded research and development. We cannot guarantee that we will continue to maintain comparable levels of research and development. In the past, we have allocated substantial funds to capital expenditures, and we intend to continue to do so in the future. Even so, we cannot assure you that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner. At the same time, products and technologies developed by others may render our products and systems obsolete or non-competitive.

Risks Related to This Offering

The price of our common stock may fluctuate significantly after this offering.

        A number of factors could cause the market price of our common stock to fluctuate significantly after this offering, including:

  •
  our quarterly operating results or those of other defense companies;

  •
  the public's reaction to our press releases, announcements and our filings with the Securities and Exchange Commission;

  •
  changes in earnings estimates or recommendations by research analysts;

  •
  changes in general conditions in the U.S. economy, financial markets or defense industry;

  •
  natural disasters, terrorist attacks or acts of war;

  •
  other developments affecting us or our competitors; and

  •
  additional issuances of our common stock.

        In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

        We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Our certificate of incorporation and by-laws provide for a classified board of directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. All options issued under our stock option plans automatically vest upon a change in our control. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, the acceleration of the vesting of the outstanding stock options that we have granted upon a change in control of us, and certain provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $125.9 million, based upon the public offering price of $28.00 per share, after deducting the underwriting discounts and commissions and estimated fees and expenses (approximately $144.8 million if the over-allotment option is exercised in full).

        We expect to use the net proceeds from this offering for general corporate purposes, including for future acquisitions, strategic alliances, joint ventures, investments in property or assets used in our business or otherwise. Although we regularly evaluate potential acquisitions, we have not entered into any agreements with respect to any material transactions at this time.

        If, at the time of any equity offering by us or certain of our subsidiaries, our adjusted leverage ratio exceeds 2.00 to 1.00, the terms of our credit facility require us to offer to make prepayments on our term loan outstanding with 50% of the aggregate net cash proceeds from any such equity offering. As of December 13, 2002, our adjusted leverage ratio exceeded 2.00 to 1.00 and we are therefore required to make this prepayment offer. However, any term loan lender has the right to refuse its pro rata share of any such mandatory prepayment offer. Therefore, we cannot estimate at this time if any of the net proceeds of this offering will need to be applied to the prepayment of the term loan under our credit facility. Where we discuss in this prospectus supplement our intended use of the net proceeds from this offering, we have assumed that none of such net proceeds will be applied to repay the term loan outstanding under our credit facility.

        On December 13, 2002, term loan borrowings outstanding under our new credit facility were $213.6 million. The term loan is due to be paid in full on September 30, 2008. The weighted average interest rate on our outstanding term loan was approximately 4.7% on December 13, 2002. The interest rate under our term loan is fixed for a period of time ranging from approximately thirty days to six months. There was $7.3 million outstanding under our revolving line of credit as of December 13, 2002, which we drew down from the revolving credit facility to pay post-closing costs of acquisition relating to the Paravant acquisition. We expect to draw down an additional $2.7 million to pay additional post-closing costs, for a total balance under the revolving credit facility of approximately $10 million. We anticipate that we will pay off this balance out of the proceeds of this offering. Pending the above uses, we intend to invest our net proceeds from this offering in short-term, interest-bearing investment grade securities, including taxable securities such as governmental securities, asset-backed securities, corporate bonds and certificates of deposits and tax exempt securities such as municipal bonds and notes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        On April 30, 2002, our common stock began trading on the New York Stock Exchange under the symbol "DRS". Prior to April 30, 2002, our common stock traded on the American Stock Exchange. The following table shows the high and low sale prices per share of our common stock since the beginning of our 2001 fiscal year as reported on the American Stock Exchange and the NYSE.

	High	Low
Fiscal year ended March 31, 2001:
First Quarter	$12.25	$9.88
Second Quarter	16.25	10.25
Third Quarter	16.50	12.63
Fourth Quarter	18.90	12.25
Fiscal year ended March 31, 2002:
First Quarter	$23.65	$14.50
Second Quarter	40.00	18.50
Third Quarter	46.10	29.80
Fourth Quarter	43.10	33.20
Fiscal year ended March 31, 2003:
First Quarter	$48.66	$35.20
Second Quarter	42.75	30.58
Third Quarter (through December 16, 2002)	37.66	28.20

        On December 16, 2002, the last reported sales price of our common stock was $28.81 per share. On December 13, 2002, our outstanding shares of common stock were held by 484 holders of record.

        We have not paid any cash dividends since 1976. We intend to retain future earnings for use in our business and do not expect to declare cash dividends on our common stock in the foreseeable future. Any future declaration of dividends will be subject to the discretion of our board of directors and will be dependent on business conditions, our financial earnings and other factors. The terms of our credit facility prohibit us from paying dividends in cash while the credit facility is in effect unless we receive the prior consent of the lenders.

CAPITALIZATION

        The following table sets forth our consolidated capitalization and cash position as of September 30, 2002 on an actual basis, on a pro forma basis after giving effect to our acquisition of Paravant Inc., and on a pro forma basis as adjusted to give effect to the sale of the 4,750,000 shares of common stock offered by us in this offering at the public offering price of $28.00 per share and the application of the estimated net proceeds as described under "Use of Proceeds" assuming we are not required to make a prepayment to our term loan lenders as described under "Use of Proceeds." The following table should be read in conjunction with our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere or incorporated by reference in this prospectus supplement.

	As of September 30, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$40,207	$14,406	$130,256

Short-term borrowings	940	940	940

Long-term obligations:
Revolving credit facility(1)	—	10,000	—
Term loan	138,600	213,600	213,600
Other long-term obligations	—	4,048	4,048

Total long-term obligations	138,600	227,648	217,648

Stockholders' equity:
Common stock, $0.01 par value, 30,000,000 shares authorized, 16,867,574 shares issued and outstanding, actual; 21,617,574 shares issued and outstanding, as adjusted	169	169	217
Additional paid-in capital	197,959	197,959	323,762
Retained earnings	77,453	77,453	77,453
Accumulated other comprehensive losses	(2,388)	(2,388)	(2,388)

Total stockholders' equity	273,193	273,193	399,044

Total capitalization	$412,733	$501,781	$617,632

(1)
There is $7.3 million outstanding under our revolving line of credit as of December 13, 2002, which we drew down from the revolving credit facility to pay post-closing costs of acquisition relating to the Paravant acquisition. We expect to draw down an additional $2.7 million to pay additional post-closing costs for a total balance under the revolving credit facility of approximately $10 million. We anticipate that we will pay off this balance out of the proceeds of this offering.

        The table set forth above is based on shares of our common stock outstanding as of September 30, 2002. This table excludes:

  •
  up to 712,500 shares of our common stock issuable by us if the underwriters exercise their over-allotment option;
  •
  55,000 shares of our common stock issuable under our 1991 Stock Option Plan upon exercise of outstanding options, all at an average exercise price of $7.75 per share as of December 13, 2002;
  •
  3,343,787 shares of our common stock reserved for issuance under our 1996 Omnibus Plan, of which 2,441,231 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $23.05 per share as of December 13, 2002;
  •
  4,530 shares of our common stock reserved for issuance pursuant to options assumed in connection with our 1999 merger with NAI Technologies, Inc., all of which had vested as of December 13, 2002, at a weighted average exercise price of $17.60 per share; and
  •
  250,000 shares of our common stock issuable to Mark S. Newman not pursuant to any stock option plan, upon exercise of options to purchase shares which had all vested as of December 13, 2002, at a weighted average exercise price of $10.44 per share and 50,000 shares of common stock, the receipt of which has been deferred by Mr. Newman.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Financial Statement Information

        The unaudited pro forma condensed combined financial statements set forth below are presented to reflect the pro forma effects of (i) our July 15, 2002 acquisition of the Navy Controls Division of Eaton Corporation (NCD), (ii) our November 27, 2002 acquisition of Paravant Inc. (Paravant), (iii) our September 28, 2001 acquisition of the Sensors and Electronic Systems (SES) business of The Boeing Company (collectively referred to as the Acquisitions) and (iv) the November 26, 2002 amendment to our credit facility increasing our borrowing capacity by $100 million to a total facility of $338.6 million, $85.0 million of which is being used to fund the Paravant acquisition. We have elected to present unaudited pro forma condensed combined financial statement information, which is not required by the Securities and Exchange Commission's Rules and Regulations governing pro forma information in this prospectus supplement, because we believe that providing the information will be informative to investors.

        The unaudited pro forma condensed combined statement of earnings (pro forma statement of earnings) for the year ended March 31, 2002 was prepared as if the Acquisitions had taken place on April 1, 2001. The pro forma statement of earnings for the six months ended September 30, 2002 was prepared as if the NCD and Paravant acquisitions had taken place on April 1, 2002. The results of operations of the acquired SES business are included in our historical operating results for the full six-month period ended September 30, 2002 as the business was acquired on September 28, 2001. The unaudited pro forma condensed combined balance sheet as of September 30, 2002 gives effect to the Paravant acquisition as if the transaction occurred on that date. As the acquisitions of NCD and SES were completed on July 15, 2002 and September 28, 2001, respectively, our historical September 30, 2002 balance sheet includes the assets acquired and liabilities assumed in those acquisitions. The Acquisitions have been accounted for using the purchase method of accounting and are included in our historical consolidated results of operations from their respective effective dates.

        The pro forma adjustments related to the NCD and Paravant acquisitions are based on preliminary purchase price allocations. Actual adjustments will be based on final appraisals and other analyses of fair values of acquired contracts, identifiable tangible and intangible assets, pensions and deferred tax assets and liabilities, which will be completed after we obtain third-party appraisals and review all available data. Differences between the preliminary and final purchase price allocations could have a significant impact on the accompanying unaudited pro forma financial statements and our results of operations and financial position. The pro forma statements of earnings do not reflect any potential cost savings that we believe would have resulted had the Acquisitions occurred on April 1, 2001.

        The unaudited pro forma condensed combined financial statements are based on, and should be read together with, our historical consolidated financial statements as of and for the year ended March 31, 2002, and our unaudited consolidated financial statements as of and for the six months ended September 30, 2002, included elsewhere in this prospectus supplement. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have been achieved had the Acquisitions and amendment to our credit facility been completed as of April 1, 2001 or of the results of operations that may be attained by us in the future.

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF EARNINGS

Fiscal Year Ended March 31, 2002
(in thousands, except per share data)

	Historical(1)
					Pro Forma Adjustments		Pro Forma DRS
	DRS(1)	Paravant(2)	NCD(2)	SES(2)
Revenues	$517,200	$55,767	$107,460	$53,557	$—		$733,984
Costs and expenses	467,431	48,905	102,508	54,370	4,022	(3)	677,236

Operating income (loss)	49,769	6,862	4,952	$(813)	(4,022)		56,748

Interest income	1,144	—	—		—		1,144
Interest and related expenses	10,954	1,192	—		6,672	(4)	18,818
Other income (expense), net	8	(155)	1,324		—		1,177

Earnings before minority interests and income tax expense	39,967	5,515	6,276		(10,694)		40,251
Minority interest	1,606	—	—		—		1,606

Earnings before income tax expense	38,361	5,515	6,276		(10,694)		38,645
Income tax expense	18,030	2,964	1,576		(4,833	)(5)	17,737

Net earnings	$20,331	$2,551	$4,700		$(5,861)		$20,908

Earnings per share of common stock:
Basic earnings per share	$1.52						$1.56
Diluted earnings per share	$1.41						$1.45
Weighted average number of shares of common stock outstanding:
Basic	13,408						13,408
Diluted	14,455						14,455

See accompanying notes to Unaudited Pro Forma Condensed Combined Statements of Earnings.

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF EARNINGS

Six Months Ended September 30, 2002
(in thousands, except per share data)

	Historical(1)
				Pro Forma Adjustments		Pro Forma DRS
	DRS(1)	Paravant(2)	NCD(2)
Revenues	$292,434	$37,531	$22,063	$—		$352,028
Costs and expenses	263,038	31,656	23,321	(498)	(3)	317,517

Operating income (loss)	29,396	5,875	(1,258)	498		34,511
Interest income	683	—	—	—		683
Interest and related expenses	4,755	381	—	2,333	(4)	7,469
Other (expense) income, net	(390)	(151)	75	—		(466)

Earnings (loss) before minority interests and income tax expense (benefit)	24,934	5,343	(1,183)	(1,835)		27,259
Minority interest	680	—	—	—		680

Earnings (loss) before income tax expense (benefit)	24,254	5,343	(1,183)	(1,835)		26,579
Income tax expense (benefit)	11,157	2,089	(737)	(771)	(5)	11,738

Net earnings (loss)	$13,097	$3,254	$(446)	$(1,064)		$14,841

Earnings per share of common stock:
Basic earnings per share	$0.78					$0.88
Diluted earnings per share	$0.74					$0.84
Weighted average number of shares of common stock outstanding:
Basic	16,853					16,853
Diluted	17,609					17,609

See accompanying notes to Unaudited Pro Forma Condensed Combined Statements of Earnings.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENTS OF EARNINGS

        1. The DRS historical balances represent the consolidated statements of earnings of DRS Technologies, Inc. for the fiscal year ended March 31, 2002 and for the six months ended September 30, 2002, included elsewhere in this prospectus supplement.

        On November 27, 2002 we completed our acquisition of Paravant Inc. for approximately $92.0 million in cash and the assumption of approximately $16.0 million in debt. We financed the acquisition with $75.0 million of term loan borrowings and $10 million of revolving line of credit borrowings under our amended credit facility (see below) and with $7 million of existing cash on hand. Concurrent with the acquisition, we repaid $12.0 million of outstanding debt of Paravant also with existing cash on hand. In addition to the purchase price, we estimated that the costs related to the acquisition, including professional fees would be approximately $8.0 million.

        In connection with the acquisition, on November 26, 2002, we amended our $240 million secured credit facility with Wachovia Bank (original credit facility), whereby we increased the overall facility by $100 million. The new credit facility consists of a $213.6 million term loan and a $125 million revolving line of credit. The original credit facility consisted of a term loan in the principal amount of $140 million and a $100 million revolving line of credit, of which $138.6 million was outstanding under the term loan at September 30, 2002.

        Pursuant to a purchase agreement effective July 1, 2002, we acquired the assets and assumed certain liabilities of the Navy Controls Division of Eaton Corporation (NCD) for $92.2 million in cash, subject to adjustment. In addition to the purchase price, we estimated that the costs related to the acquisition, including professional fees, would be approximately $3.0 million. We financed the acquisition with existing cash on hand. NCD's results of operations have been included in our financial statements since the date of the acquisition.

        On September 28, 2001, we acquired certain assets and assumed certain liabilities of the Sensors and Electronic Systems business of The Boeing Company (SES). We paid $60.1 million for the acquisition. In addition to the purchase price, the costs related to the acquisition, including professional fees were $4.0 million. We financed the acquisition, as well as the related acquisition costs, with borrowings under our original credit facility.

        The acquired SES business did not operate as a stand-alone business within The Boeing Company. Because the business did not operate on a stand-alone basis, the historical financial statements may not be representative of the complete results of operations of the SES business for the period presented.

        2. The historical balances represent the statements of earnings of Paravant, NCD and SES. We prepare our consolidated financial statements on the basis of a fiscal year ending March 31. The financial statements of Paravant have historically been prepared on the basis of a fiscal year ending September 30, and the historical financial statements of the NCD and SES businesses have been prepared on a calendar year basis. As stated under United States Securities and Exchange Commission Regulation S-X, Article 11, if the fiscal year end of an entity that we acquire differs from our fiscal year end by more than 93 days, the acquired entity's statement of earnings must be brought within 93 days of our fiscal year end. The following summarizes the historical periods presented for purposes of our pro forma presentation:

  (i)
  Paravant's fiscal year end of September 30, is not within 93 days of our fiscal year end. Consequently, the unaudited pro forma condensed combined statement of earnings for the year ended March 31, 2002 includes the Paravant unaudited historical statement of earnings for the twelve-month period ended June 30, 2002. The historical statement of earnings for the six months ended September 30, 2002, includes the three-month period ended June 30, 2002 which is also included in the historical statement of earnings for the twelve months ended June 30, 2002, derived as discussed above. Summarized operating information about the overlapping three-month period ended June 30, 2002 is as follows:

Three Months Ended June 30, 2002
(in thousands)
Revenues	$15,497
Expenses	14,568

Net Income	$929

  (ii)
  The historical amounts of NCD represent the statement of earnings as reported in the audited financial statements of NCD for the year ended December 31, 2001. The historical statement of earnings for the six-month period includes NCD's statement of earnings for the three month period ended March 31, 2002 derived from the unaudited historical financial statements of NCD. NCD's results of operations for the three-month period ended September 30, 2002 are included in our historical results of operations.

  (iii)
  The historical amounts of SES represent the six-month period from January 1, 2001 to June 30, 2001, derived from the unaudited historical financial statements of SES and the six-month period ended March 31, 2002 included in our historical results of operations. SES's results of operations have been included in our financial statements since its acquisition on September 28, 2001.

        3. Adjustments to costs and expenses for the Acquisitions are presented in the table below:

	Increase (Decrease) to Costs and Expenses
	Twelve Months Ended March 31, 2002	Six Months Ended September 30, 2002
	(in thousands)
General and administrative expenses capitalized into inventory (a):
Paravant	$581	$126
NCD	1,079	(1,206)
SES	2,228	—

Total general and administrative expense adjustment	3,888	(1,080)

Amortization of acquired intangible assets (b):
Paravant	1,000	500
NCD	330	82
SES	428	—

Total acquired intangible amortization adjustment	1,758	582

Goodwill amortization (c):
Paravant	(760)	—
NCD	(864)	—

Total goodwill amortization adjustment	(1,624)	—

Total adjustments to costs and expenses	$4,022	$(498)

          (a) The Paravant, NCD and SES businesses historically recognized general and administrative expenses as a period cost. To be consistent with our accounting policy, certain amounts of general and administrative expenses were capitalized into inventory for this pro forma financial statement presentation.

          (b) For purposes of this pro forma presentation we have estimated that the acquired intangible assets from the Paravant acquisition will be $10.0 million, with an estimated weighted average useful life of ten years. As the purchase price allocation for Paravant has not yet been completed and the allocation of purchase price to acquired intangible assets will likely change, a $1.0 million increase/decrease in acquired intangible assets would result in an increase/decrease in amortization expense of approximately $0.1 million per fiscal year. The acquired intangible assets from the NCD and SES acquisitions were $6.6 million and $14.0 million respectively, with the NCD acquired intangibles being amortized over approximately 20 years and the SES acquired intangibles being amortized over approximately 17 years.

          (c) Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which was applicable for acquisitions consummated subsequent to June 30, 2001, we are not required to amortize goodwill or intangible assets with indefinite useful lives. We adopted SFAS 142 on April 1, 2001. Accordingly, we have recorded adjustments of 1) $0.8 million to eliminate Paravant's goodwill amortization for the three-month period ended September 30, 2001, which is included in Paravant's historical statement of earnings for the twelve- month period ended June 30, 2002 and 2) $0.9 million to eliminate NCD's goodwill amortization for the twelve-month period ended December 31, 2001, which is included in NCD's historical statement of earnings for such period. Subsequent to September 30, 2001 and December 31, 2001, Paravant and NCD, respectively, ceased amortizing goodwill in accordance with SFAS 142.

        4. As discussed above, we financed the SES acquisition and a portion of the Paravant acquisition with $64.1 million of borrowings, which includes $4.0 million of acquisition costs, under our original credit facility, and $85.0 million of borrowings under our amended credit facility, respectively. The pro forma statements of earnings include adjustments for additional interest expense of $6.1 million ($4.2 million for Paravant and $1.9 million for the SES business) and $2.1 million (Paravant only) for the twelve months ended March 31, 2002 and the six months ended September 30, 2002, respectively. The adjustments were calculated using our September 30, 2002 average interest rate of approximately 4.9% for Paravant and 5.9% for SES. A 0.125% increase/decrease in the average prevailing interest rates on our outstanding variable rate debt would result in an increase/decrease in interest expense of approximately $0.1 million and $0.1 million for the corresponding year and six-month periods. The pro forma interest expense adjustments for the year and six months ended March 31, 2002 and September 30, 2002 also include adjustments of $0.6 million and $0.2 million, respectively, for a portion of the amortization of deferred financing fees incurred in connection with amending our credit facility.

        5. The adjustments to income taxes for the twelve months ended March 31, 2002 include the income tax effect on the pro forma adjustments related to the Acquisitions, as well as the historical net loss of SES using a statutory (federal and state) tax rate of 42%. The adjustments to income taxes for the six months ended September 30, 2002 include the income tax effect on the pro forma adjustments using a statutory tax rate of 42%.

UNAUDITED PRO FORMA
CONDENSED COMBINED BALANCE SHEET

As of September 30, 2002
(in thousands)

	Historical
			Pro Forma Adjustments		Pro Forma DRS
	DRS(1)	Paravant(2)
Assets
Current Assets:
Cash and cash equivalents	$40,207	$4,199	$(30,000)	(3)	$14,406
Accounts receivable, net	123,992	10,304	—		134,296
Inventories, net of progress payments	110,328	6,794	—		117,122
Prepaid expenses and other current assets	16,027	6,917	—		22,944

Total current assets	290,554	28,214	(30,000)		288,768
Property, plant and equipment, net	63,893	9,104	—		72,997
Acquired intangible assets, net	39,660	3,168	6,832	(4)	49,660
Goodwill	241,666	24,281	55,811	(4)	321,758
Other assets	17,262	1,417	3,000	(5)	21,679

	$653,035	$66,184	$35,643		$754,862

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt	$1,400	$312	$—		$1,712
Other current liabilities	228,337	11,518	—		239,855

Total current liabilities	229,737	11,830	—		241,567
Long-term debt, excluding current installments	137,200	15,736	73,000	(5)	225,936
Other noncurrent liabilities	12,905	1,261	—		14,166

Total liabilities	379,842	28,827	73,000		481,669
Total stockholders' equity	273,193	37,357	(37,357)	(6)	273,193

Commitments and contingencies
	$653,035	$66,184	$35,643		$754,862

See accompanying notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED BALANCE SHEET

1.
The DRS historical balances represent the consolidated balance sheet of DRS Technologies, Inc. as of September 30, 2002, included elsewhere in this prospectus supplement. On July 15, 2002, we acquired the assets and assumed certain liabilities of NCD for $92.2 million in cash. In addition to the purchase price we estimated that the costs related to the acquisition, including professional fees would be approximately $3.0 million. The results of operations of NCD have been included in our historical financial statements since the date of acquisition. The purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed on a preliminary basis. We are in the process of obtaining third-party valuations of the assets acquired and liabilities assumed, as well as performing our own internal assessment of the acquired contracts. All of the data required to value the acquired contracts is not currently available and at this time it is not practicable to reasonably estimate their final valuations for this pro forma presentation. The fair value of the acquired contracts will be valued at their remaining contract value less our estimate to complete and a profit margin commensurate with the profit margin we earn on similar contracts. Therefore, the preliminary purchase price allocation is likely to change and such change may have a material effect on the accompanying unaudited pro forma financial statements and our financial statements. We expect to complete the purchase price allocation in the fourth quarter of fiscal 2003.

2.
The Paravant historical balances represent the consolidated balance sheet of Paravant Inc. as of September 30, 2002, as reported in the unaudited historical consolidated financial statements of Paravant Inc.

3.
The pro forma adjustments reflected in cash consist of the following:

As of September 30, 2002
(in thousands)
Finance a portion of Paravant acquisition	$(7,000)
Repayment of a portion of Paravant's outstanding debt	(12,000)
Deferred acquisition costs—Paravant	(8,000)
Deferred financing fees—amended credit agreement	(3,000)

Total	$(30,000)

4.
On November 27, 2002, we acquired Paravant for approximately $92.0 million in cash and the assumption of approximately $16.0 million in debt. In addition to the purchase price, we estimated that the costs related to the acquisition, including professional fees, would be approximately $8.0 million. The results of operations of Paravant will be included in our financial statements subsequent to the date of acquisition. The purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed on a preliminary basis. We are in the process of obtaining third-party valuations of the assets acquired and liabilities assumed, as well as performing our own internal assessment of the acquired contracts. All of the data required to value the acquired contracts is not currently available and at this time it is not practicable to reasonably estimate their final valuations for this pro forma presentation. The fair value of the acquired contracts will be valued at their remaining contract value less our estimate to complete and a profit margin commensurate with the profit margin we earn on similar contracts. Therefore, the preliminary purchase price allocation is likely to change and such change may have a material effect on the accompanying unaudited pro forma financial statements and our financial statements. The following table summarizes the preliminary allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed:

November 27, 2002
(in thousands)
Net book value of assets acquired	$37,357
Estimated incremental acquired intangible assets	6,832
Estimated incremental goodwill	55,811

Total purchase price—including acquisition related costs of $8.0 million	$100,000

5.
The pro forma balance sheet includes adjustments to reflect additional bank borrowings of $85.0 million to fund the Paravant acquisition and $3.0 million of deferred financing fees incurred in connection with amending our credit facility. Concurrent with the acquisition of Paravant, we repaid $12.0 million of outstanding debt of Paravant with existing cash on hand.

6.
These adjustments eliminate Paravant's historical stockholders' equity balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are a leading supplier of defense electronic products and systems. We provide high-technology products and services to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces and industrial customers. Incorporated in 1968, we have served the defense industry for over 30 years. We are a leading provider of thermal imaging devices, combat display workstations, electronic sensor systems, electrical power conversion equipment, ship controls, networks and propulsion systems, ruggedized computers, mission recorders and deployable flight incident recorders. Our products are deployed on a wide range of high-profile military platforms, including every combatant ship in the U.S. Navy, Virginia class submarines, M1A2 Abrams Main Battle Tanks, M2A3 Bradley Fighting Vehicles, OH-58D Kiowa Warrior helicopters, F/A-18E/F Super Hornet attack aircraft, as well as for other military and non-military applications.

Business Combinations and Dispositions

        The following summarizes certain business combinations and dispositions we completed which affect the comparability of the period-to-period results presented in this discussion and analysis.

        The acquisitions discussed below have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in our reported operating results from their respective effective dates of acquisition.

Fiscal 2003 Transactions

        On November 27, 2002, we acquired Paravant Inc. for approximately $92 million in cash and assumed approximately $16 million in debt. Paravant will operate as part of our Electronic Systems Group. Paravant manufactures rugged computer systems and communications interfaces serving military command, control, communications, computer, intelligence and surveillance initiatives. Paravant also produces high-speed processing equipment for the intelligence community and offers military avionics and systems integration for select rotary- and fixed-wing military aircraft. We believe our acquisition of Paravant is highly compatible with our goals to expand our core rugged systems business base, as well as increase our presence in Air Force and intelligence agency programs. Paravant has captured key positions on next generation battlefield communications programs such as the U.S. Army's FBCB2 Appliqué and the U.K. Ministry of Defence's Bowman program. Paravant's products, which are sold primarily to U.S. and international military establishments and government prime contractors, are deployed on and support high profile defense platforms such as the M1A1 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the U.S. Air Force's F-117 Nighthawk Stealth Fighter, the B-2 Spirit Stealth Bomber, the H-60 Blackhawk and the H-53 Jolly Green Giant helicopters.

        On November 21, 2002, we sold our DRS Advanced Programs, Inc. unit for approximately $7.0 million in cash, subject to adjustment. The sales price approximated the book value of DRS Advanced Program's net assets.

        On October 15, 2002, we acquired DKD, Inc. (which operated under the name Nytech) for $13.0 million plus contingent consideration. The $13.0 million consists of a $5.0 million dollar cash payment made at closing and an $8.0 million interest bearing promissory note with payments of $5.0 million and $3.0 million due on the first and second anniversaries of the closing, respectively. Contingent consideration will be based on an aggregate bookings earn-out, as defined in the purchase agreement, and is not to exceed $17.0 million in the aggregate. The earn-out period begins on the closing date of the acquisition and ends on March 31, 2009. Renamed DRS Nytech Imaging Systems, Inc. and located in Irvine, California, the company manufactures and markets uncooled thermal imaging systems for portable weapons, head gear, hand-held devices and vehicle-mounted sights. The business also specializes in the design of stabilized, lightweight gimbals capable of controlling numerous sensors and suitable for mounting on a variety of land, sea and air platforms. The company's products are used for various soldier systems enabling day/night vision supporting military reconnaissance, surveillance and target acquisition. The business also produces forward-looking infrared cameras and thermal sensor modules that can be used for unmanned ground vehicles, unmanned aerial vehicles, missile guidance, sensor fusion and automotive collision avoidance.

        Pursuant to a purchase agreement effective July 1, 2002, we acquired the assets and assumed certain liabilities of the Navy Controls Division of Eaton Corporation for $92.2 million in cash, subject to adjustment. In addition to the purchase price, the estimated costs related to the acquisition, including professional fees, approximated $3.0 million. We financed the acquisition with existing cash on hand. Renamed DRS Power & Control Technologies, Inc. and located in Milwaukee, Wisconsin, and Danbury, Connecticut, the company is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, as well as to specialized industrial customers. Products include ship electric propulsion equipment, power electronics equipment, high-performance networks, shipboard control equipment and control panels, tactical displays, and specialty reactor instrumentation and control equipment. DRS Power & Control Technologies is being managed as a part of our Electronic Systems Group. The addition of this unit to our Electronic Systems Group complements our presence in naval advanced command and control computer display and other ship systems. DRS Power & Control Technologies has over 600 employees.

        We are in the process of obtaining third-party valuations of the assets acquired and the liabilities assumed, as well as performing our own internal assessment; thus, the preliminary allocation of the purchase price is subject to change. Based on preliminary allocations, we have estimated the acquired intangible assets and goodwill to be approximately $6.6 million and $73.1 million, respectively, with the acquired intangible assets being amortized over 20 years. It is our expectation that upon completion of our internal assessment the preliminary allocation of the purchase price to goodwill will increase. We expect to complete the purchase price allocation in the fourth quarter of fiscal 2003.

        On May 27, 2002, we sold the assets of our DRS Ahead Technology operating unit. DRS Ahead Technology produces magnetic head components used in the manufacturing process of computer disk drives and manufactures magnetic video recording heads used in broadcast television equipment. The operating unit recorded $1.3 million of revenue and $0.4 million of operating losses for the period it was owned by us during the first quarter of fiscal 2003 and $2.2 million of revenue and $0.3 million of operating losses for the first quarter of fiscal 2002. DRS Ahead Technology recorded $4.5 million and $0.5 million of revenues and operating losses, respectively, during the six-month period ended September 30, 2001. The assets of DRS Ahead Technology were sold for their aggregate book value, and we received an interest bearing promissory note in the amount of $3.1 million as consideration for the sale. The note is payable over an 80-month term. No gain or loss was recorded on the sale.

        On April 11, 2002, we acquired the assets of the U.S.-based Unmanned Aerial Vehicle (UAV) business of Meggitt Defense Systems—Texas, Inc., a unit of Meggitt plc, for $0.8 million in cash. In addition to the purchase price, the estimated costs related to the acquisition, including professional fees, approximated $0.2 million. The business, located in Mineral Wells, Texas, and now operating as DRS Unmanned Technologies, Inc., provides close-range, low-weight, low-noise, medium-duration UAVs supporting military special operations missions. Applications for these products include tactical short-range surveillance, radio relay, and command, control, communications, computers, intelligence, surveillance and reconnaissance. The operations of DRS Unmanned Technologies are not significant to our consolidated operating results. We have obtained a third-party valuation of certain acquired assets and are in the process of finalizing our own internal assessment of the acquired contracts; thus, the preliminary allocation of the purchase price is likely to change. Based on preliminary allocations, we estimated the acquired intangible assets and goodwill to be approximately $0.6 million. It is our expectation that upon completion of our internal assessment the preliminary allocation of the purchase price to goodwill will increase. We expect to complete the purchase price allocation in the third quarter of fiscal 2003.

        All of our fiscal 2003 acquisitions have been accounted for as purchase business combinations and are included in our consolidated results of operations from their respective acquisition dates.

Fiscal 2002 Transactions

        On September 28, 2001, we acquired certain assets and liabilities of the Sensors and Electronic Systems business of The Boeing Company. We paid approximately $60.1 million in cash, net of a $7.0 million favorable working capital adjustment received in the fourth quarter of fiscal 2002, and $4.0 million in acquisition- related costs. During the second quarter of Fiscal 2003 we finalized the allocation of the assets acquired and liabilities assumed and have recorded goodwill and acquired intangible assets of $88.1 million and $14.0 million, respectively. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (see Critical Accounting Policies below), goodwill is no longer amortized. The acquired intangible assets with finite lives are being amortized on a straight-line basis over approximately 17 years.

        Sensors and Electronic Systems, located in Anaheim, California, is a leading provider of advanced electro-optical airborne and naval surveillance and targeting systems, high-performance military infrared cooled sensor systems, and infrared uncooled sensor products for military and commercial applications. Production, engineering and management of the contracts acquired in the Sensors and Electronic Systems acquisition have been assigned, based on operational synergies, to two previously existing Electro-Optical Systems Group operating units, as well as to a new operating unit called DRS Sensors & Targeting Systems, Inc. DRS Sensors & Targeting Systems was created as a result of the Sensors and Electronic Systems acquisition, and it is also an operating unit of our Electro-Optical Systems Group. This acquisition broadens the product lines and customer base of our Electro-Optical Systems Group, particularly in those areas associated with naval and air-based applications, and provides a strong complement to our existing products in ground-based Forward Looking Infrared technology.

        On August 22, 2001, we acquired certain assets and liabilities of the Electro Mechanical Systems unit of Lockheed Martin Corporation for approximately $4.0 million in cash, subject to adjustment, and approximately $300,000 in acquisition-related costs. This unit now operates as DRS Surveillance Support Systems, Inc., a unit of our Electronic Systems Group, and is located in Largo, Florida. DRS Surveillance Support Systems produces pedestals, support systems and antennae for radar and other surveillance sensor systems. This acquisition provides certain product synergies and vertical business integration opportunities for us.

Fiscal 2001 Transaction

        On June 14, 2000, we acquired the assets of General Atronics Corporation for $7.5 million in cash and $4.0 million in stock (approximately 355,000 shares of our common stock), and approximately $420,000 in acquisition-related costs. Located in Wyndmoor, Pennsylvania, and now operating as DRS Communications Company, LLC, the company designs, develops and manufactures military data link components and systems, high-frequency communication modems, tactical and secure digital telephone components and radar surveillance systems for U.S. and international militaries. We recorded approximately $6.8 million of goodwill in connection with this acquisition.

Fiscal 2000 Transaction

        On July 21, 1999, we acquired Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd., for approximately $7.8 million in cash. The company designs and develops rugged computers and peripherals primarily for military applications. We recorded approximately $8.7 million in goodwill in connection with this acquisition.

Restructuring

        During the third and fourth quarters of fiscal 2000, we announced plans to restructure our operations, which resulted in restructuring charges totaling approximately $2.2 million. Our restructuring initiatives impacted our Flight Safety and Communications Group operating segment and DRS Corporate Headquarters. Our Flight Safety and Communications Group recorded restructuring charges totaling approximately $1.6 million at its DRS Photronics, Inc., DRS Hadland Ltd. and DRS Precision Echo, Inc. operating units for facility consolidation, severance and other employee-related costs. In addition, DRS Corporate Headquarters recorded a restructuring charge of approximately $560,000 for severance and other employee-related costs. Severance and other employee costs were recorded in connection with the termination of 13 employees. As of March 31, 2000, all terminations had occurred.

	Liability at March 31, 2000	Fiscal 2001 Charges	Utilized in Fiscal 2001	Liability at March 31, 2001	Utilized in Fiscal 2002	Liability at March 31, 2002
			(in thousands)
Estimated lease commitments and related facility costs	$328	$525	$396	$457	$372	$85
Severance/employee costs	690	—	434	256	256	—

Total	$1,018	$525	$830	$713	$628	$85

        In the third quarter of fiscal 2001, we revised estimates relating to our facility consolidation efforts and recorded an additional charge of $525,000 at our Flight Safety and Communications Group. The table above reconciles the restructuring liability at March 31, 2000 to the restructuring liability at March 31, 2002. The balance of the restructuring liability was utilized in the first quarter of fiscal 2003.

Critical Accounting Policies

        The SEC recently issued disclosure guidance for "critical accounting policies." The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

        The following is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

        We have identified the following accounting policies as critical to us:

        Revenue Recognition on Contracts and Contract Estimates.    Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made or, in certain circumstances, when all applicable revenue recognition criteria are met, prior to shipment to the customer. The estimated profits applicable to shipments are recorded pro rata based upon estimated total profit at completion of the contracts.

        Revenues on contracts with significant engineering as well as production requirements are recorded using the percentage-of-completion method measured by the costs incurred on each contract to estimated total contract costs at completion (cost-to-cost) with consideration given for risk of performance and estimated profit.

        Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase or decrease earnings based solely on a single significant event, generally are not recognized until the event occurs.

        Recognition of profit on long-term contracts requires estimates of: the contract value or total contract revenue; the total cost at completion; and the measurement of progress towards completion. The estimated profit or loss on a contract is equal to the difference between the contract value and the estimated total cost at completion. Due to the long-term nature of our programs, developing the estimated total cost at completion often requires significant judgment. Factors that must be considered in estimating the work to be completed include labor productivity and availability of labor, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, availability and timing of funding from the customer, and the recoverability of claims included in any estimate to complete.

        We review cost performance and estimates to complete on our ongoing and acquired contracts at least quarterly and in many cases more frequently. If the estimated cost to complete a contract changes from the previous estimate, we will record a positive or negative adjustment to earnings in the current period. We record contracts acquired in connection with a business combination at remaining contract value less our estimate of costs to complete and a profit margin commensurate with the profit margin we earn on similar contracts. Revisions to cost estimates subsequent to the date of acquisition may be recorded as an adjustment to goodwill or earnings, depending on the nature and timing of the revision. A significant change in an estimate on one or more programs could have a material effect on our statement of financial position and results of operations.

        We provide for future warranty costs upon product delivery with warranty periods generally ranging up to one year. Because our products are manufactured, in many cases, to customer specifications requiring significant engineering, we historically have experienced minimal warranty costs. We expect that this trend will continue.

        We often enter into contracts that provide for significant engineering as well as the production of finished units with the expectation that we will incur substantial up-front costs to engineer the product to meet customer specifications. These arrangements typically provide us the opportunity to be awarded add-on contracts requiring the delivery of additional finished units. Our ability to recover up-front costs and earn a reasonable overall profit margin often is contingent on our ability to recover the up-front costs over multiple deliverable awards. Prior to entering into such arrangements, we estimate the amount of up-front costs to be incurred and evaluate the likelihood of being awarded the add-on contracts. Inaccurate estimates of upfront costs, coupled with the failure to obtain or delays in obtaining add-on contracts, could have a material effect on the timing of revenue and/or profit recognition.

        Goodwill and Intangible Assets.    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but tested for impairment annually. SFAS 142 also requires the amortization of identifiable intangible assets with finite lives, although the statement no longer limits the amortization period to 40 years. Identifiable intangible assets that are subject to amortization are to be tested for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see Long-lived Assets and Acquired Intangible Assets below). As of March 31, 2002, we had $142.6 million of net goodwill and $34.1 million of net acquired identifiable intangible assets subject to amortization and no identifiable intangible assets with indefinite lives. In accordance with SFAS 142, goodwill is to be tested for impairment at a level of reporting referred to as a "reporting unit."

        We elected to early-adopt the provisions of SFAS 142 as of April 1, 2001 and have identified our reporting units to be our operating segments. We have determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of April 1, 2001. In connection with our adoption of SFAS 142, we were required to perform a transitional goodwill impairment assessment within six months of adoption. We completed the transitional goodwill impairment assessment with no adjustment to the carrying value of our goodwill as of April 1, 2001. The annual impairment test is performed after completion of our annual financial operating plan, which occurs in the fourth quarter of our fiscal year. We completed our annual impairment test with no adjustment to the carrying value of our goodwill as of March 31, 2002.

        The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying value of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should our estimates and assumptions regarding the fair value of our reporting units prove to be incorrect, we may be required to record an impairment loss to our goodwill in future periods and such impairment loss could be material. We estimate the fair value of our reporting units by applying third-party market value indicators to the reporting unit's projected revenues, earnings before net interest and taxes (EBIT), and earnings before net interest, taxes, depreciation and amortization (EBITDA), and calculating an average of the three extended market values.

        Long-Lived Assets and Acquired Intangible Assets.    We assess the recoverability of our long-lived assets and acquired identifiable intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors we consider important which could trigger an impairment review include:

  •
  Significant under-performance relative to expected historical performance or projected future operating results;

  •
  Significant changes in the manner or use of the acquired assets or the strategy of our overall business;

  •
  Significant adverse changes in the business climate in which we operate; and

  •
  Loss of a significant contract.

        If we determine that the carrying value of the long-lived assets and identifiable intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure any impairment based on the projected undiscounted cash flows, less the carrying amount of the asset. If the expected future cash flows were less than the carrying value of the asset, we would record an impairment loss based on the difference between the estimated fair value and the carrying value.

        Valuation of Deferred Tax Assets and Liabilities.    At March 31, 2002, we had net deferred tax assets of $13.9 million representing net operating loss carryforwards, which are subject to various limitations and will expire if unused within their respective carryforward periods. As of March 31, 2002, we have provided a $5.4 million valuation allowance against our net deferred tax assets. Deferred taxes are determined separately for each of our tax paying entities in each tax jurisdiction. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback and carryforward periods available under the tax law. Based on our estimates of the amounts and timing of future taxable income, we believe we will realize our recorded net deferred tax assets. A change in the ability of our operations to continue to generate future taxable income could affect our ability to realize the future tax deductions underlying our net deferred tax assets and require us to increase our valuation allowance against our net deferred tax assets. Such changes, if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

        Management Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent expenses during the reporting period. Some of the more significant estimates made by management involve percentage of completion on long-term contracts, recoverability of long-lived and intangible assets, and the valuation of deferred tax assets and liabilities, as discussed above. We also make estimates regarding the recoverability of assets, including accounts receivable and inventories and for litigation and contingencies.

        A substantial majority of our revenues and, consequently, our outstanding accounts receivable are directly or indirectly with the United States government. Therefore, our risk of not collecting amounts due us under such arrangements is minimal. We generally require letters of credit or deposit payments prior to the commencement of work or obtain progress payments upon the achievement of certain milestones from our other commercial customers. In addition, our revenues are supported by contractual arrangements specifying the timing and amounts of payments. Consequently, we historically have experienced and expect to continue to experience a minimal amount of uncollectible accounts receivable. Changes in the underlying financial condition of our customers or changes in the industry in which we operate necessitating revisions to our standard contractual terms and conditions could have an impact on our results of operations in the future.

        Our inventory consists of work-in-process, raw materials and finished goods, including sub-assemblies principally for use in our products. We continually evaluate the adequacy of our reserves on our raw materials and finished goods inventory by reviewing historical rates of scrap, on-hand quantities, as compared with historical and projected usage levels and other anticipated contractual requirements.

        We record a liability pertaining to pending litigation based on our best estimate of potential loss, if any, or at the minimum end of the range of loss in circumstances where the range of loss reasonably can be estimated. Because of uncertainties surrounding the nature of litigation and the cost to us, if any, we continually revise our estimated losses as additional facts become known.

Results of Operations

        Our operating cycle is long-term and involves various types of production contracts and varying production delivery schedules. Accordingly, operating results of a particular year, or year-to-year comparisons of recorded revenues and earnings, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

Three- and Six-Month Periods Ended September 30, 2002, Compared with the Three- and Six-Month Periods Ended September 30, 2001

        Revenues and operating income for the three-month period ended September 30, 2002 were $161.2 million and $16.7 million, increases of 39% and 56%, respectively, over the corresponding prior-year period. The increase in second quarter revenues was driven by our July 15, 2002, acquisition of the Navy Controls Division of Eaton Corporation (now operating as DRS Power & Control Technologies, Inc.) and our September 28, 2001 acquisition of the Sensors and Electronic Systems Business of The Boeing Company (the SES business). DRS Power & Control Technologies, Inc., an operating unit of our Electronic Systems Group, contributed $24.7 million of revenues to fiscal 2003 second quarter revenue while the SES business, part of our Electro-Optical Systems Group, contributed $17.9 million of revenues to the second quarter. Increased revenues from our ground vehicle electro-optical systems and mission data recorder programs also contributed to the increase. Partially offsetting the overall increase in revenues were decreases from our combat display workstations, certain rugged computer and peripherals programs and the May 27, 2002 sale of our DRS Ahead Technology operating unit. DRS Ahead Technology recorded $2.2 million of revenues during the three-month period ended September 30, 2001. The growth in operating income was due primarily to the overall increase in revenues and net favorable program adjustments on certain Electro-Optical Systems Group programs, offset in part by certain charges at our Electronic Systems Group operating segment. DRS Power & Control Technologies and the SES business contributed $2.2 million and $1.3 million, respectively, to operating income in the second quarter of fiscal 2003. See operating segment discussion below for additional information.

        Revenues and operating income for the six-month period ended September 30, 2002 were $292.4 million and $29.4 million, increases of 33% and 44%, respectively, over the corresponding prior-year period. The increase in year-to-date revenues was primarily a result of the DRS Power & Control Technologies and SES business acquisitions. DRS Power & Control Technologies and the SES business contributed $24.7 million and $36.9 million, respectively, of revenues to the six-month period ended September 30, 2002. In addition, increased shipments of our ground vehicle electro-optical systems, mission data recorders and avionics, as well as greater contract manufacturing volume, contributed to the increase in revenues for the six-month period ended September 30, 2002. Partially offsetting the overall increase in revenues were decreases from our combat display workstations, certain rugged computers and peripherals programs and the May 27, 2002 sale of our DRS Ahead Technology operating unit. DRS Ahead Technology contributed $1.3 million and $4.5 million of revenue to the six-month periods ended September 30, 2002 and 2001, respectively. The growth in operating income was due primarily to the overall increase in revenues and second quarter net favorable program adjustments on certain Electro-Optical Systems Group programs, offset in part by certain charges at our Electronic Systems Group and Flight Safety and Communications Group operating segments. DRS Power & Control Technologies and the SES business contributed $2.2 million and $2.8 million, respectively, to operating income in the six-months ended September 30, 2002. See operating segment discussion below for additional information.

        Interest income increased $0.2 million and $0.6 million for the three- and six-month periods ended September 30, 2002, as compared with the prior-year periods. The increases in interest income reflect higher average cash and cash equivalents balances during the quarter and year-to-date periods, resulting primarily from our common stock offering in the third quarter of fiscal 2002 as well as favorable operating cash flows during the six-months ended September 30, 2002.

        Interest and related expenses increased $0.6 million and $0.8 million for the three- and six-month periods ended September 30, 2002, as compared with same periods ended September 30, 2001. The increases in interest expense were attributable to an overall increase in average term loan borrowings outstanding during the quarter and year-to-date periods. The increase in our term loan borrowings was a result of our September 28, 2001, acquisition of the SES business of The Boeing Company. Partially offsetting the increase in interest expense was the favorable impact of an overall decrease in weighted average interest rates on our outstanding borrowings during fiscal 2003, as compared with the prior fiscal year. Our revolving line of credit borrowings were repaid in the third quarter of the prior fiscal year with proceeds from our fiscal 2002 common stock offering. We have had no borrowings outstanding under our revolving credit facility during the six-month period ended September 30, 2002.

        The provision for income taxes for the quarter and year-to-date periods ended September 30, 2002 reflect an annual estimated effective income tax rate of approximately 46%, as compared with 47% in the prior-year period. There are two primary factors that negatively impacted our effective income tax rate: losses in our Electronic Systems Group's U.K. operation for which the full tax benefit has not been recognized, and the effect of non-deductible expenses. It is anticipated that our effective tax rate will continue to decline moderately in future years, as we continue to grow and our Electronic Systems Group's U.K. operation returns to profitability.

        Earnings before net interest and related expenses (primarily amortization of debt issuance costs), income taxes, depreciation and amortization (EBITDA) for the three- and six-month periods ended September 30, 2002 were $20.9 million and $35.9 million, respectively, increases of 56% and 40%, respectively, over the same periods in the prior year. EBITDA is not a substitute for operating income, net earnings or cash flows from operating activities, as determined in accordance with accounting principles generally accepted in the United States of America, or as measures of our profitability or liquidity. We present EBITDA as additional information because we believe it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA, as we define it, may differ from similarly named measures used by other entities.

Fiscal Year Ended March 31, 2002 Compared With Fiscal Year Ended March 31, 2001

        Revenues and operating income for the year ended March 31, 2002 were $517.2 million and $49.8 million, respectively, increasing approximately $89.6 million and $12.2 million, respectively, as compared with the prior fiscal year. The increase in revenues was driven by our fiscal 2002 second quarter acquisitions of the Sensors and Electronic Systems business and DRS Surveillance Support Systems, increased shipments of our second generation infrared sighting and targeting systems, and combat display workstations, as well as a complete fiscal year of revenues generated by DRS Communications Company, which we acquired at the end of the first quarter of fiscal 2001. The 33% increase in operating income was due primarily to the overall increase in revenues and the impact of our fiscal 2002 first quarter adoption of SFAS 142. In accordance with the provisions of these standards, we ceased amortizing goodwill effective April 1, 2001. Had SFAS 142 been effective in the prior year, our operating income would have been $5.3 million higher for the year ended March 31, 2001. Partially offsetting the increase in operating income was the impact of certain charges at our operating segments (see discussion of operating segments below for additional information).

        Interest income increased approximately $942,000 to $1.1 million for the year ended March 31, 2002, as compared with the prior fiscal period. The increase in interest income reflects a higher average cash and cash equivalents balance in fiscal 2002, due to our secondary common stock offering in the third quarter of this fiscal year.

        Interest and related expenses decreased approximately $507,000 for the year ended March 31, 2002, as compared with the prior fiscal year period. The decrease in interest expense in fiscal 2002 was primarily the result of an overall decrease in average working capital borrowings outstanding during the year, the favorable impact of the conversion of all of our 9% Senior Subordinated Convertible Debentures during the second half of fiscal 2001 and an overall decrease in weighted average interest rates in fiscal 2002, as compared with fiscal 2001. The overall decrease in average working capital borrowings in fiscal 2002 was due to our repayments of amounts outstanding under our revolving credit line with proceeds from our secondary common stock offering. As of March 31, 2002, we had no borrowings outstanding under our revolving credit facility. Partially offsetting the overall decrease in interest and related expenses were interest charges of approximately $1.6 million associated with actual and estimated working capital adjustments in connection with certain previous acquisitions.

        Minority interest was approximately $1.6 million and $1.4 million in fiscal 2002 and 2001, respectively. The increase was due to higher operating income generated by the DRS Laurel Technologies unit of our Electronic Systems Group in which we have an 80% interest.

        The provision for income taxes for the year ended March 31, 2001 reflects an annual estimated effective income tax rate of approximately 47%, as compared with 52% in the prior fiscal year. The decrease in our effective tax rate is primarily due to the cessation of goodwill amortization pursuant to the adoption of SFAS 142. It is anticipated that our effective tax rate will decline moderately in future years as we continue to grow.

        EBITDA for the year ended March 31, 2002 was $62.0 million, an increase of approximately 18% over the prior fiscal year. EBITDA is not a substitute for operating income, net earnings or cash flows from operating activities, as determined in accordance with accounting principles generally accepted in the United States of America, or as measures of our profitability or liquidity. We present EBITDA as additional information because we believe it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA, as we define it, may differ from similarly named measures used by other entities.

Fiscal Year Ended March 31, 2001 Compared With Fiscal Year Ended March 31, 2000

        Revenues and operating income for the year ended March 31, 2001 increased approximately $36.1 million and $11.4 million, respectively, as compared with the prior fiscal year. The increase in revenues was primarily attributable to increased shipments of infrared detectors, search and navigation radar systems, increased volume in electro-optical contract manufacturing and military display workstation engineering services, as well as $17.8 million in revenues from our fiscal 2001 acquisition of DRS Communications Company. These increases in revenues were partially offset by a decrease in shipments of certain rugged computers and peripherals in Europe, decreased orders for high-speed cameras and later-than-anticipated orders received for certain mission data recording systems. The 43% increase in operating income was driven by the overall increase in revenues, $1.6 million contributed by DRS Communications Company and the year-over-year net impact of changes in estimated profitability on certain long-term contracts. Partially offsetting the fiscal 2001 increase in operating income was the impact of certain charges at our operating segments (see discussion of operating segments below for additional information).

        Interest and related expenses decreased approximately $1.1 million for the year ended March 31, 2001, as compared with the corresponding prior-year period. This decrease was primarily the result of a 56% decrease in average working capital borrowings outstanding during the year ended March 31, 2001, as compared with the corresponding prior-year period and the favorable impact of the fiscal 2001 conversion of $19.1 million of our previously outstanding 9% Senior Subordinated Convertible Debentures into approximately 2.2 million shares of our common stock. Partially offsetting the decrease in interest expense was a non-cash charge of $305,000 relating to the conversion of $8.7 million of the debentures during the second quarter of fiscal 2001.

        Our effective tax rate from continuing operations was 52% and 42% in the fiscal years ended March 31, 2001 and 2000, respectively. The increase in the effective tax rate for fiscal 2001 was primarily due to the following: the continued increase in domestic earnings, which are taxed at higher overall rates in comparison with our foreign tax jurisdictions; losses in our U.K. operations for which the full tax benefit has not yet been recognized; the effects of non-deductible goodwill and lobbying expenses; and the impact of certain domestic and foreign tax benefits utilized in fiscal 2000.

        Minority interest was approximately $1.4 million and $1.3 million in fiscal 2001 and 2000, respectively. The increase was due to higher operating income generated by the DRS Laurel Technologies unit of our Electronic Systems Group in which we have an 80% interest.

        EBITDA for the year ended March 31, 2001 was $52.3 million, an increase of approximately 24% over the prior fiscal year.

Operating Segments

	Three Months Ended September 30,		Six Months Ended September 30,		Fiscal Years Ended March 31,
	2002	2001	2002	2001	2002	2001	2000
	(in thousands, except for percentages)
ESG
Revenues(1)	$68,963	$53,120	$103,874	$91,199	$206,617	$186,474	$187,794
Operating income	$4,283	$4,226	$5,626	$9,034	$18,053	$15,336	$14,593
Operating margin	6.2%	8.0%	5.4%	9.9%	8.7%	8.2%	7.8%
Depreciation and amortization	$1,347	$435	$1,818	$809	$1,914	$3,447	$3,813
EOSG
Revenues(1)	$67,537	$40,367	$136,531	$82,206	$208,221	$148,162	$130,661
Operating income	$10,255	$5,340	$20,130	$9,817	$27,365	$23,646	$13,893
Operating margin	15.2%	13.2%	14.7%	11.9%	13.1%	16.0%	10.6%
Depreciation and amortization	$2,264	$1,268	$3,971	$2,539	$7,153	$6,972	$7,336
FSCG
Revenues(1)	$24,184	$20,443	$49,659	$41,641	$93,153	$83,319	$64,656
Operating income (loss)	$2,735	$1,483	$4,992	$2,284	$5,090	$(747)	$273
Operating margin	11.3%	7.3%	10.1%	5.5%	5.5%	(0.9)%	0.4%
Depreciation and amortization	$479	$908	$1,169	$1,672	$2,907	$4,029	$3,632
OTHER
Revenues(1)	$512	$2,248	$2,370	$4,484	$9,209	$9,651	$8,356
Operating (loss)	$(550)	$(346)	$(1,352)	$(748)	$(739)	$(704)	$(2,581)
Operating margin	(107.4)%	(15.4)%	(57.0)%	(16.7)%	(8.0)%	(7.3)%	(30.9)%
Depreciation and amortization	$335	$470	$628	$942	$1,815	$1,797	$2,289

(1)
Revenues are net of intersegment eliminations.

Three- and Six-Month Periods Ended September 30, 2002, Compared with the Three- and Six-Month Periods Ended September 30, 2001

        Electronic Systems Group.    Revenues increased $15.8 million, or 30%, to $69.0 million in the three months ended September 30, 2002, as compared with the corresponding prior-year period. Operating income was relatively flat quarter over quarter. The increase in revenues was a result of our acquisition of DRS Power & Control Technologies, which contributed $24.7 million of revenues to the quarter. This contribution was offset by decreased shipments of combat display workstations and components and rugged computers and peripherals. DRS Power & Control Technologies contributed $2.2 million of operating income to the second quarter. This increase was offset by the decrease in sales on certain programs, as previously noted, as well as $0.8 million of charges related to cost growth and inventory write-offs on certain programs at the Electronic Systems Group's U.K. operating unit.

        Revenues increased $12.7 million, or 14%, to $103.9 million in the six months ended September 30, 2002, as compared with the corresponding prior-year period. Operating income decreased $3.4 million, or 38%, to $5.6 million. The increase in revenues was principally attributed to the inclusion of DRS Power & Control Technologies' operating results and a full quarter of revenue contributed by our fiscal 2002 second quarter acquisition of the Electro Mechanical Systems unit of Lockheed Martin (EMS), now operating as DRS Surveillance Support Systems, Inc. Partially offsetting the increase in revenues was a decrease in shipments of combat display workstations and components and rugged computers and peripherals. The overall decrease in operating income was driven by the decrease in revenues on certain programs, as previously noted, partially offset by $2.2 million contributed by DRS Power & Control Technologies and the inclusion of a full quarter of EMS operating results. The six months ended September 30, 2002 also included $1.8 million of charges at the Electronic Systems Group's U.K. operating unit. The charges included $1.5 million for cost growth and inventory write-offs on certain programs and $0.3 million for employee severance.

        Electro-Optical Systems Group.    Revenues increased $27.2 million, or 67%, to $67.5 million in the three months ended September 30, 2002, as compared with the corresponding prior-year period. Operating income increased $4.9 million to $10.3 million. The increase in revenues was driven by our fiscal 2002 second quarter acquisition of the SES business of The Boeing Company (the SES acquisition) and internal growth from our infrared targeting and imaging systems. The programs we acquired with the SES acquisition generated $17.9 million of revenues in the second quarter of fiscal 2003. Operating income was favorably impacted by the overall increase in revenues and $1.9 million of net favorable program adjustments on certain programs, primarily as a result of a contract modification. The SES programs generated $1.3 million of operating income during the second quarter.

        Revenues increased $54.3 million, or 66%, to $136.5 million in the six months ended September 30, 2002, as compared with the corresponding prior-year period. Operating income increased $10.3 million to $20.1 million. The increase in revenues was driven by the SES programs, as well as internal growth from our infrared targeting and imaging systems. The programs we acquired with the SES acquisition generated $36.9 million of revenues in the first six months of fiscal 2003. Operating income for the six months ended September 30, 2002 was also favorably impacted by the SES programs, internal growth in revenues and the second quarter net favorable program adjustments discussed above. The SES programs contributed $2.8 million of operating income to the six months ended September 30, 2002.

        Flight Safety and Communications Group.    Revenues increased $3.7 million, or 18%, to $24.2 million in the three months ended September 30, 2002, as compared with the corresponding prior-year period. Operating income increased $1.3 million to $2.7 million. The revenue growth was a result of increased shipments of mission data recording systems and components and integrated shipboard communication systems, as well as increased volume in our Flight Safety and Communications Group's contract manufacturing business. Partially offsetting the overall revenue increase were decreases in sales of data terminal sets and data modems for tactical network interconnections. The increase in operating income reflects increased operating margins for data terminal sets, data modems, radar/surveillance systems and contract manufacturing services. Fiscal 2002 second quarter operating income reflected charges of $1.4 million for additional costs associated with a certain mission data recording system.

        Revenues increased $8.0 million, or 19%, to $49.7 million in the six months ended September 30, 2002, as compared with the corresponding prior-year period. Operating income increased $2.7 million to $5.0 million. Increased revenues in the group's contract manufacturing business and mission data recording systems were off-set, slightly, by decreased sales of data terminal sets and data modems. The increase in operating income is a result of the higher revenues and increased margins on boresighting and digital imaging systems, as well as data terminal sets, data modems, radar/surveillance systems and contract manufacturing services. In addition to the $1.4 million charge noted above, the six months ended September 30, 2001 also included charges of $0.8 million for closing a production and engineering facility and $0.5 million in legal costs associated with the settlement of litigation.

        Other.    Revenues decreased $1.7 million to $0.5 million in the three months ended September 30, 2002. Operating losses increased $0.2 million over the prior-year period. The decrease in revenues was attributable to our sale of substantially all of the assets and liabilities of DRS Ahead Technology on May 27, 2002, partially offset by revenues generated by our April 11, 2002 acquisition of the U.S.-based Unmanned Aerial Vehicle (UAV) business of Meggitt Defense Systems—Texas, Inc. (now operating as DRS Unmanned Technologies, Inc.). The increase in the operating loss was due to an increase in non-allocable general and administrative expenses at DRS Corporate, as well as research and development costs at DRS Unmanned Technologies.

        Revenues decreased $2.1 million and operating losses increased $0.6 million for the six months ended September 30, 2002, as compared with the corresponding prior year period. The factors driving the fiscal 2003 year-to-date decrease in revenues and the increase in the operating loss are consistent with those addressed in the quarterly discussion above.

Fiscal Year Ended March 31, 2002 Compared With Fiscal Year Ended March 31, 2001

        Electronic Systems Group.    Revenues increased $20.1 million, or 11%, to $206.6 million in fiscal 2002, as compared with the corresponding prior-year period. Operating income increased $2.7 million, or 18%, to $18.1 million. Revenues increased primarily as a result of internal growth from our combat display workstations and components, as well as the inclusion of $8.0 million of revenue contributed by DRS Surveillance Support Systems, which we acquired during the second quarter of fiscal 2002. These increases were partially offset by decreases in revenues from certain search and navigation radar systems and rugged computers and peripherals sold to international militaries. The increase in fiscal 2002 operating income resulted from the net increase in revenues and the favorable impact of the elimination of goodwill amortization due to the adoption of SFAS 142, partially offset by operating margin decreases on certain search and navigation radar systems. DRS Surveillance Support Systems contributed $926,000 to fiscal 2002 operating income. Had SFAS 142 been effective in the prior fiscal year, the Electronic Systems Group's fiscal 2001 operating income would have been $1.9 million higher.

        Electro-Optical Systems Group.    Revenues increased $60.1 million, or 41%, to $208.2 million in fiscal 2002, as compared with the corresponding prior-year period. Operating income increased $3.7 million to $27.4 million. The increase in revenues was driven by growth in our second generation infrared targeting and imaging systems programs and $45.1 million in revenues generated by programs acquired with our purchase of the SES business at the end of the second quarter of fiscal 2002. The increase in fiscal 2002 operating income, as compared with the corresponding prior-year period, was primarily due to $4.3 million of operating income contributed by the Sensors and Electronic Systems business, as well as the positive impact of the elimination of goodwill amortization due to the adoption of SFAS 142. Fiscal 2002 and 2001 operating income reflects $1.7 million and $7.0 million, respectively, of net favorable program adjustments on certain long-term programs. Had SFAS 142 been effective in the prior fiscal year, our Electro-Optical Systems Group's fiscal 2001 operating income would have been $2.1 million higher.

        Flight Safety and Communications Group.    Revenues increased $9.8 million, or 12%, to $93.2 million in fiscal 2002, as compared with the corresponding prior-year period. Operating income increased $5.8 million to $5.1 million. The revenue increase was driven primarily by the inclusion of a full year of revenues generated by DRS Communications Company, which we acquired at the end of the first quarter of fiscal 2001, greater volume of contract manufacturing services, and shipments of infrared search and tracking systems. The year-over-year growth in operating income was a result of the overall increase in revenues and the elimination of goodwill amortization due to the adoption of SFAS 142. Fiscal 2002 operating income reflects charges of $2.5 million, $1.3 million and $1.2 million for the settlement of litigation, cost growth on a mission data recorder program and costs incurred in connection with closing our Flight Safety and Communications Group's Santa Clara, California production and engineering facility, respectively. Fiscal 2001 charges of $4.2 million included accruals for a contract pricing dispute, which was settled in the first quarter of fiscal 2003, and certain program issues (see our Flight Safety and Communications Group prior-year discussion below). Had SFAS 142 been effective in the prior fiscal year, our Flight Safety and Communications Group's fiscal 2001 operating income would have been $1.3 million higher.

        Other.    Revenues in fiscal 2002 decreased 5%, as compared with the corresponding prior-year period. The overall fiscal 2002 operating loss was relatively flat, as compared with fiscal 2001. Fiscal 2001 operating income included a $1.1 million charge for a potentially uncollectible note receivable. DRS Ahead Technology, an operating unit included in "Other", was sold on May 29, 2002.

Fiscal Year Ended March 31, 2001 Compared With Fiscal Year Ended March 31, 2000

        Electronic Systems Group.    Our Electronic Systems Group's revenues decreased $1.3 million, or 1%, to $186.5 million in fiscal 2001, as compared with the corresponding prior-year period. Lower revenues for the year ended March 31, 2001 were due primarily to a decrease in shipments of certain rugged computers and peripherals in the U.K. This decrease was partially offset by increases in revenues from shipments of search and navigation radar systems and military display workstations, in addition to engineering services for display workstation product lines. Operating income and operating margin increased 5% and 6%, respectively, in fiscal 2001, as compared with the prior fiscal year. The increases in operating income and operating margin were driven by a change in product mix to higher margin programs, coupled with operating efficiencies and the cost savings derived from the closure of the Longmont, Colorado production facility. The Longmont facility ceased operations on March 31, 2000, and production was moved into our new electronic manufacturing facility in Johnstown, Pennsylvania in fiscal 2001.

        Electro-Optical Systems Group.    Our Electro-Optical Systems Group's revenues increased $17.5 million, or 13%, to $148.2 million in fiscal 2001, as compared with the corresponding prior-year period. The increase in revenues was driven by increased volume in commercial electro-optical contract manufacturing and shipments of infrared detectors and fire control systems. Operating income increased $9.8 million in fiscal 2001, as compared with the prior fiscal year. The increase in operating income reflected the increase in revenues and the impact of $8.3 million in favorable program adjustments recorded in fiscal 2001 on certain long-term production programs. Estimates to complete these programs were revised to reflect lower-than-anticipated overhead costs and the benefit of certain productivity improvements. Our Electro-Optical Systems Group recorded a $2.9 million favorable adjustment on a long-term production contract in fiscal 2000. Estimates to complete this contract were revised in the third quarter of fiscal 2000 to reflect the benefit of management's efforts to reduce overall production costs, primarily by identifying and procuring certain materials and subassemblies from alternate suppliers. The benefits of management's cost reduction initiatives began to be realized in the third quarter of fiscal 2000, as shipments of certain units commenced, and in fiscal 2001, with increased quantities of units shipped. Partially offsetting these increases were fiscal 2001 charges of $1.3 million for changes in estimates on certain long-term production programs. Fiscal 2000 operating income reflected charges of $1.3 million for certain product warranty reserves and additional development costs for a commercial product line.

        Flight Safety and Communications Group.    Our Flight Safety and Communications Group's revenues increased $18.7 million, or 29%, to $83.3 million in fiscal 2001, as compared with the corresponding prior-year period. The increase in revenues was primarily attributable to the acquisition of DRS Communications Company at the end of the first quarter of fiscal 2001, as well as continued growth in our Flight Safety and Communications Group's electronic manufacturing and shipboard communications systems businesses. In the year ended March 31, 2001, DRS Communications Company contributed $17.8 million in revenues to our Flight Safety and Communications Group operating segment. The increase in revenues was partially offset by decreased orders for this group's high-speed digital cameras and temporarily delayed orders for certain mission data recording systems. Operating income decreased $1.0 million in fiscal 2001, as compared with the prior fiscal year. The decrease in operating income was attributable to several factors: a $1.3 million charge in the third quarter of fiscal 2001 for estimated excess inventories associated with a specific product line for which the anticipated future sales were less than previously estimated; a $1.0 million charge for a contract pricing dispute between us and a prime contractor on a U.S. Navy program; a charge of $1.9 million for additional costs incurred to complete the development of a new mission data recording system for the U.S. Navy; $525,000 for additional costs expected to be incurred in connection with a manufacturing facility in Oakland, New Jersey that was vacated during fiscal 2000; less favorable absorption of fixed operating expenses associated with lower production volumes for certain mission data recording systems and high-speed digital cameras; and lower overall profit margins in our Flight Safety and Communications Group's electronic manufacturing business. In an effort to reduce costs and take advantage of certain manufacturing efficiencies, we announced in April 2001 the closure of our Santa Clara, California facility and the moving of its production and engineering operations to other DRS facilities. Partially offsetting the fiscal 2001 decrease in operating income was the positive effect of DRS Communications Company, which contributed $1.6 million in operating income to our Flight Safety and Communications Group for the fiscal year ended March 31, 2001.

        Other.    Revenues increased $1.3 million in fiscal 2001, as compared with the corresponding prior-year period. The increase in revenues was primarily due to increased shipments of components used to manufacture disk drive media. This revenue growth resulted from certain improvements and opportunities in the computer disk drive marketplace and improved marketing of DRS Ahead Technology's products and services.

        The decrease in the operating loss in fiscal 2001, as compared with the prior fiscal year, was driven by the increase in revenues discussed above, a reduction in general and administrative expenses at DRS Ahead Technology and the allocation of certain costs to the operating units which previously had been recorded at DRS Corporate. This improvement was partially offset by a $1.1 million charge recorded in fiscal 2001 to fully reserve for a note receivable that may not be collectible.

Liquidity and Capital Resources

        Cash and Cash Flow.    The following table provides our cash flow data for the six months ended September 30, 2002 and 2001 and for the fiscal years ended March 31, 2002, 2001 and 2000.

	Six Months Ended September 30,		Fiscal Years Ended March 31,
	2002	2001	2002	2001	2000
	(in thousands)
Net cash provided by operating activities	$24,621	$3,853	$27,849	$33,875	$7,427
Net cash used in investing activities	$(102,680)	$(79,340)	$(84,943)	$(19,260)	$(14,956)
Net cash provided by (used in) financing activities	$117	$76,350	$172,565	$(16,056)	$2,245

        We use "free cash flow" as a measure to evaluate our performance. The calculation of free cash flow is net cash provided by operating activities less capital expenditures. Free cash flow was $14.3 million, $17.7 million, $1.2 million, $15.3 million and $(3.6) million for fiscal 2002, 2001 and 2000 and the six month periods ended September 30, 2002 and 2001, respectively.

        Operating Activities.    For the six months ended September 30, 2002, we generated $24.6 million of operating cash flow, $20.8 million more than the $3.9 million reported in the prior-year period. Cash provided by earnings, net of adjustments for non-cash items, increased $7.3 million to $21.4 million. Changes in net operating assets and liabilities provided $3.2 million in cash as compared to the $10.3 million used in the corresponding period in the prior-year period. Cash received from customer advances, reductions in inventory and receivable collections were offset, in part, by progress payments made to vendors for certain long-term electro-optical contracts, reductions in trade payables and other current liabilities and a payment of $2.5 million associated with the settlement of litigation.

        For the fiscal year ended March 31, 2002, we generated $27.8 million of operating cash flow, $6.0 million less than the $33.9 million reported in fiscal year 2001. Cash provided by earnings, net of adjustments for non-cash items, increased $4.9 million to $37.3 million from the $32.3 million reported during the prior year. Increases in our net operating assets and liabilities used approximately $9.4 million of cash during the current year, as compared with the approximately $1.5 million of cash provided in the prior year. During fiscal 2002, we used cash to build inventories to meet customer requirements, offset in part, by increases in certain current liabilities used to acquire and build those inventories and increases in advanced payments from customers.

        For the fiscal year ended 2001, operating cash flow increased $26.4 million to $33.9 million, up from $7.4 million reported in fiscal 2000. Cash provided by earnings, net of adjustments for non-cash items, increased $4.4 million to $32.3 million from the $27.9 million reported during the prior year. Decreases in our net operating assets and liabilities provided approximately $1.5 million of cash during the year, as compared with the $19.9 million of cash used in the prior year. During fiscal year 2001, we used cash for increases in inventories and receivables. These uses were more than offset by sources of cash resulting from increases in certain current liabilities and increased advance payments from customers.

        Investing Activities.    We paid $9.3 million for capital improvements for the six months ended September 30, 2002, as compared with $7.5 million for the corresponding prior-year period. Of the $9.3 million, $4.7 million related to capital expenditures associated with certain electro-optical system production programs acquired in the SES acquisition. We expect that capital expenditures for fiscal 2003 will be between $20.0 million and $25.0 million as we continue to upgrade our facilities and integrate recent acquisitions into our existing businesses.

        On May 27, 2002, we sold the assets of our DRS Ahead Technology unit for $3.1 million and received a $3.1 million interest bearing promissory note as consideration. The promissory note bears interest and is payable over an 80-month term. All scheduled payments on the note have been received.

        On July 15, 2002, we completed the acquisition of the assets and certain liabilities of the Navy Controls Division of Eaton Corporation for $92.2 million in cash, subject to adjustment.

        During fiscal 2002, we paid $64.1 million and $4.3 million for our acquisitions of the SES business and DRS Surveillance Support Systems, respectively, including acquisition-related costs. The acquisitions were financed with borrowings under our credit facility. The amount paid for the Sensors and Electronic Systems business is net of a $7.0 million favorable working capital adjustment we received from Boeing in the fourth quarter. We also paid Raytheon Company $3.8 million, plus interest, for our settlement of a dispute over a working capital adjustment related to our acquisition of certain assets of the ground-based Electro-Optical Systems and Focal Plane Array businesses of Raytheon in October 1998.

        Our long-term growth strategy includes a disciplined program of acquiring companies that are expected to be accretive to our earnings. Continuation of our acquisition program will depend, in part, on the availability of financial resources at interest rates and costs of capital that are acceptable to us. We would expect to utilize cash generated by operations, as well as cash available under our credit facility, which also may include the renegotiation of our credit limit to finance such acquisitions. Other sources of capital could include proceeds from a sale of our common stock and the placement of convertible or high-yield debt. We continually evaluate the capital markets climate and may access such markets when the circumstances appear favorable to us. We believe that sufficient capital resources will be available to us from one or several of these sources to finance future acquisitions that we believe to be strategic and accretive to our net earnings. However, no assurances can be provided that such financing will be available and at a cost that is acceptable to us.

        We paid $13.6 million for capital improvements made primarily to our manufacturing facilities and equipment during fiscal 2002, as compared with $16.2 million and $6.2 million for the fiscal years ended 2001 and 2000, respectively. We expect to increase capital expenditures to approximately $20-$25 million in fiscal 2003. The anticipated increase in capital expenditures is principally due to increased expenditures for the Sensors and Electronic Systems business, as we relocate production of certain acquired contracts to other DRS production facilities, and our acquisition of the Navy Controls Division of Eaton Corporation.

        Net cash used in investing activities for fiscal 2001 included $7.5 million used to acquire DRS Communications Company, and payments totaling $3.6 million received in connection with our sale of our magnetic tape head business units. Net cash used in investing activities for fiscal 2000 included $8.4 million to acquire Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd.

        Financing Activities.    On December 19, 2001, we sold 3,755,000 shares of our common stock in a public offering for $32.00 per share, including shares related to an over-allotment option that was granted to our underwriters. Upon closing, we received net proceeds of $112.6 million, net of underwriters' fees and other costs associated with the offering. Approximately $24.0 million of the net proceeds of that offering were used to repay the outstanding balance of our then-existing revolving line of credit. The balance is being used to fund acquisitions and working capital.

        For the fiscal period ended September 30, 2002, financing activities provided $0.1 million. Proceeds from short-term borrowings at one of our foreign operating subsidiaries and stock option exercises were offset, in part, by scheduled payments made on our term loan and the early retirement of a property mortgage.

        In connection with the acquisition of Paravant Inc., on November 26, 2002 we entered into a $338.6 million amended and restated credit agreement to replace our existing credit facility. Wachovia Bank, National Association is the Administrative Agent under the amended and restated credit agreement. The amended credit facility consists of a $125 million senior secured revolving line of credit and a $213.6 million senior secured term loan facility. We drew down $75 million on the term loan and expect to draw down approximately $10 million from the revolving credit facility to pay post-closing costs of acquisition relating to the Paravant acquisition. The maturity dates of the term loan and the revolving credit facility are September 30, 2008 and September 30, 2006, respectively. The term loan requires quarterly principal payments beginning with a $537,500 payment on December 31, 2002. The credit facility is secured by substantially all of our assets. Borrowings under this credit facility bear interest, at our option, at either: a "base rate", as defined in the credit agreement, equal to the higher of 0.50% per annum above the latest prime rate and federal funds rate plus a spread ranging from 1.25% to 2.25% per annum, depending on our total leverage ratio (TLR) at the time of determination; or a LIBOR rate, as defined in the credit agreement, plus a spread ranging from 2.25% to 3.25% per annum depending on our TLR. The TLR is defined as total debt minus performance-based letters of credit, as compared with EBITDA, as defined in the credit agreement. There are certain covenants and restrictions placed on us under the credit facility, including a maximum adjusted leverage ratio and a minimum fixed charge coverage ratio, a restriction on the payment of dividends on our capital stock, and a limitation on the issuance of additional debt.

        We previously had a $240 million credit agreement with a syndicate of lenders, with Wachovia Bank, National Association as the Administrative Agent, consisting of a term loan in the aggregate principal amount of $140 million and a $100 million revolving line of credit. Repayment terms and interest rates under the previous facility were substantially the same as those pursuant to the amended and restated credit agreement described above.

        Borrowings under the original credit facility of $161 million were used to acquire the SES business, repay the balance of the debt outstanding under our former credit facility with Mellon Bank, N.A. in the amount of $88.5 million and pay for costs associated with issuing the debt.

        During fiscal 2002, under both the Mellon facility and the $240 million credit facility, we remitted approximately $2.5 million in principal payments against our term loans and had net borrowings under our lines of credit of approximately $8.2 million. The revolving lines of credit borrowings under our previous credit facilities were used to meet temporary working capital requirements and to pay for the acquisition of DRS Surveillance and Support Systems.

        Contractual Obligations.    Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness as of September 30, 2002 and future minimum operating lease obligations as set forth in the table below:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt obligations	$138,600	$1,400	$2,800	$2,800	$131,600
Operating lease commitments	77,265	14,393	23,037	18,370	21,465

Total contractual obligations	$215,865	$15,793	$25,837	$21,170	$153,065

Pro forma long-term debt obligations(1)	$223,600	$2,150	$4,300	$14,300	$202,850

(1)
On a pro forma basis, reflecting our amended and restated credit facility including the amounts we borrowed to pay for the acquisition of Paravant, our long-term debt obligations would have changed to the amounts indicated above assuming such obligations were outstanding at September 30, 2002.

        We enter into standby letter of credit agreements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services and to secure advance payments we have received from customers. At September 30, 2002, we had contingent liabilities on outstanding letters of credit as follows:

	Contingent Payments Due by Period
	Total	Within 1 Year	1-3 Years	After 3 Years
	(in thousands)
Standby letters of credit	$15,691	$5,313	$10,178	$200

        Cash and cash equivalents, internally generated cash flow from operations and other available financing resources are expected to be sufficient to meet anticipated operating, capital expenditure and debt service requirements during the next twelve months and the foreseeable future. Consistent with our desire to generate cash to invest in our core businesses and reduce debt, we anticipate that, subject to prevailing financial, market and economic conditions, we may divest certain non-core businesses. There can be no assurance, however, that our business will continue to generate cash flow at current levels, or that anticipated operational improvements will be achieved. If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. Our ability to make scheduled principal payments or pay interest on or refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the defense industry and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

        Backlog.    Funded backlog represents products or services that our customers have committed by contract to purchase from us. Due to the general nature of defense procurement and contracting, the operating cycle for our military business typically has been long term. Military backlog currently consists of various production and engineering development contracts with varying delivery schedules and project timetables. Our backlog also includes a significant amount of commercial off-the-shelf (COTS)-based systems for the military, which favor shorter delivery times. Accordingly, revenues for a particular year, or year-to-year comparisons of reported revenues and related backlog positions, may not be indicative of future results. Our backlog at September 30, 2002, was $651.6 million. The backlog at March 31, 2002, was $595.3 million. We booked approximately $269.8 million in new orders in the first six months of fiscal 2003.

        Our backlog is subject to fluctuations and is not necessarily indicative of future sales. Moreover, cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog and, consequently, future revenues. Our failure to replace canceled or reduced backlog would have an adverse impact on future revenues.

        Internal Research and Development.    In addition to customer-sponsored research and development, we also engage in internal research and development. These expenditures reflect our continued investment in new technology and diversification of our products. Expenditures for internal research and development in the six months ended September 30, 2002 and in fiscal 2002, 2001 and 2000 were $$6.4 million, $9.5 million, $8.0 million and $9.9 million, respectively.

Quantitative and Qualitative Disclosures About Market Risk

        Market Risk.    In the normal course of business, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange risk. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

        Interest Rate Risk.    As we seek debt financing to maintain our ongoing operations and sustain our growth, we are exposed to interest rate risk on our variable rate borrowings. Our earnings are affected by changes in interest rates due to the impact those changes have on our outstanding variable rate debt. If interest rates average 12.5 basis points more in fiscal 2003 than in fiscal 2002, our interest expense would be increased by approximately $175,000. This amount was determined based on the hypothetical interest rates on our variable debt at March 31, 2002.

        In an effort to limit our cash flow and interest expense exposure to interest rate fluctuations, we have entered into interest rate collar agreements with notional amounts covering a limited amount of the aggregate outstanding principal balance of our term loan. A summary of the interest rate collar agreements in place as of March 31, 2002 and 2001 follows:

		Notional Amount					Estimated Fair Value
		March 31,
							March 31,
Effective Date	Expiration Date				Ceiling Rate	Floor Rate
		2002	2001	Reference Rate			2002	2001
		(in thousands)					(in thousands)
4/22/99	1/26/02	$20,000	$20,000	3 Month LIBOR	5.75%	4.80%	$—	$(74)
1/26/01	1/30/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.09%	$(246)	$(110)
1/29/01	1/31/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.05%	$(241)	$(105)

        The weighted average three-month LIBOR rate in effect for our collars outstanding as of March 31, 2002 was 1.87%.

        Foreign Currency Exchange Risk.    We operate and conduct business in foreign countries and, as a result, are exposed to movements in foreign currency exchange rates. More specifically, our net equity is impacted by the conversion of the net assets of foreign subsidiaries for which the functional currency is not the U.S. Dollar for U.S. reporting purposes. Our exposure to foreign currency exchange risk related to our foreign operations is not material to our results of operations, cash flows or financial position. We, at present, do not hedge this risk, but continue to evaluate such foreign currency translation risk exposure.

        Inflation.    We have experienced the effects of inflation through increased costs of labor, services and raw materials. Although a majority of our revenues is derived from long-term contracts, the selling prices of such contracts generally reflect estimated costs to be incurred in the applicable future periods.

BUSINESS

        DRS is a leading supplier of defense electronics products and systems. We provide high-technology products and services to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces and industrial markets. Incorporated in 1968, we have served the defense industry for over 30 years. We are a leading provider of thermal imaging devices, combat display workstations, electronic sensor systems, power conversion, ruggedized computers, mission recorders and deployable flight incident recorders. Our products are deployed on a wide range of high profile military platforms, including every combatant ship in the U.S. Navy, aircraft carriers, including the USS George Washington, the M1A2 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the OH-58D Kiowa Warrior helicopter, the AH-64 Apache helicopter and the F/A-18 E/F Super Hornet jet fighter, as well as in other military and non-military applications.

Industry Background

        Since the end of the Cold War, the U.S. defense industry has been driven by changing strategic and political threats and budgetary instability. For the first time in almost a decade, the U.S. defense procurement budget has increased, providing new funding for the acquisition and development of weapons and support systems. As a result of this change, the defense industry is now influenced by several key factors:

  •
  New funding will assist in upgrading and replacing aging military systems and implementing new technologies to meet modern threats.

  •
  To help increase efficiency, the Department of Defense is increasingly focusing on "best value" instead of lowest cost. Best value procurement considers development and life-cycle costs in the evaluation of a system's price.

  •
  The U.S. defense industry has dramatically consolidated since the early 1990s, and European companies are increasingly competing in the U.S. defense market. As a result of this consolidation, domestic prime contractors are now focused on providing weapons platforms and systems integration, while relying on others to provide systems, subsystems and components.

  •
  In contrast to the Cold War era, the primary threat facing world stability comes from terrorism and smaller, yet more numerous, enemies. In response, the U.S. military is developing lighter, faster defense mechanisms which are able to react quickly to regional conflict. These highly mobile, rapidly deployable forces must rely on the latest technologies to provide a full awareness of the battlespace and its associated threats.

        Despite the focus on these new capabilities, traditional platforms remain important as well. As many of these systems were neglected during the years of reduced defense spending, the U.S. military is now faced with the need to refurbish these weapons and upgrade their weapons systems with improved technology.

Business Strategy

        Our goal is to continually improve our position as a leading supplier of defense electronics products and systems. Our strategies to achieve our objectives include:

  •
  Leverage Incumbent Relationships. We intend to leverage our relationships with government and industry decision-makers by continuing to deliver high levels of performance on our existing contracts. Our experience has shown that strong performance on existing contracts greatly enhances our ability to obtain additional business with our existing customer base. To accomplish this, we intend to continue to position ourselves as a "best value" provider for our customers. Our strong internal revenue growth rate over the past five years reflects our ability to generate repeat business from existing customers.

  •
  Develop and Expand Existing Technologies. Through a combination of customer-funded research and development and our own internal research and development efforts, we intend to continue to focus on the development of our technology. Customer-funded development contracts enable us to work with our customers to design and manufacture new systems and components, while minimizing our financial risk. In fiscal year 2002, our total research and development spending was approximately $45.8 million, with approximately $36.2 million funded by our customers.

  •
  Pursue Strategic Acquisitions. We plan to continue our participation in the ongoing consolidation of the aerospace and defense industry. Through selective acquisitions, we aim to broaden our existing product base and enhance our ability to enter new markets. Through teaming agreements, joint ventures and strategic alliances, we intend to continue to exploit specific programs and product opportunities to obtain new contracts and expand our global reach. Our recent acquisitions of the Navy Controls Division of Eaton and of Paravant Inc. are consistent with this strategy.

  •
  Continue to React Quickly to the Changing Defense Environment. In addition to being well positioned for conventional warfare roles, we intend to continue to adapt our products, such as thermal imaging, ruggedized computers and communication products, to address evolving military requirements, such as rapid deployment and containment of non-conventional threats including terrorism.

  •
  Pursue Selective Commercial Opportunities. We seek to identify and pursue commercial applications that utilize our technologies where we can add value based on our related technological and manufacturing expertise. An example of this is our LADARVision® program that was developed through our Electro-Optical Systems Group.

Competitive Strengths

        Our competitive strengths include:

  •
  Technical Expertise. We have state-of-the art, government-qualified electronics systems development and manufacturing capabilities. In April 2001, we opened a new 130,000 square-foot facility for our Electronic Systems Group in Johnstown, Pennsylvania where we have a full range of capabilities including long- and short run production, hardware assembly, software integration, comprehensive environmental testing and full-service engineering. In addition, we have highly capable manufacturing facilities for our Electro-Optical Systems Group and Flight Safety and Communications Group in Palm Bay, Florida and Carleton Place, Ontario, Canada, respectively.

  •
  High Proportion of Long-Term Production Programs. Programs in production are a good source of consistent revenue and typically provide higher margins. A significant proportion of our revenue is generated by continuing, long-term production programs. For the six months ended September 30, 2002, 67% of our revenue was from production programs. In addition, we currently have a strong backlog of production programs. At September 30, 2002, 86% of our backlog consisted of production programs.

  •
  Diverse Product and Customer Base. We have a diverse product and customer base, with only one program, the AN/UYQ-70, at approximately 20%, representing more than 15% of our fiscal year 2002 revenue. The AN/UYQ-70 contract, which provides high-performance combat display work stations used by the U.S. Navy, itself is diversified, with over 50 unique products manufactured under it, which are used by a diverse group of 10 customers, each of which has its own budget and requirements. The AN/UYQ-70 contract is structured as an indefinite delivery/indefinite quantity contract which allows the various customers to order the products without new bidding for the contract.

  •
  Long-Standing Industry Relationships. During our more than 30-year history, we have established long-standing relationships with the U.S. government and other key organizations in the aerospace and defense industry. Over this period, we have become recognized for our ability to develop new technologies and meet stringent program requirements.

  •
  Successful Acquisition Track Record. Having made 23 acquisitions since 1993, we have demonstrated that we can successfully integrate acquired companies into our corporate structure. We are experienced at evaluating prospective operations in order to increase efficiencies and capitalize on market and technological synergies.

  •
  Emphasis on Research and Development Efforts. In fiscal year 2002, we spent over $45.8 million on research and development, of which our customers funded approximately $36.2 million. Our investment in research and development enables us to maintain our technological leadership in current products and to develop new capabilities. This spending helps solidify and strengthen our position on different programs and may serve as a barrier to entry for competitors.

  •
  Experienced Management Team. Our senior management team averages over 20 years of experience in the defense electronics industry.

Recent Acquisitions

        Paravant Inc.    On November 27, 2002, we acquired Paravant Inc. for approximately $92 million in cash and assumed approximately $16 million in debt. We are integrating this acquisition into our Electronic Systems Group.

        Paravant serves the defense and national security industry with a range of electronic commercial off-the-shelf products engineered to meet applications for battlefield support, aircraft support, fire control, communications, radar and signal intelligence. Paravant's products, which are sold primarily to U.S. and international military establishments and government prime contractors, are deployed on and support high profile defense platforms such as the M1A1 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the U.S. Air Force F-117 Nighthawk Stealth Fighter, the B-2 Spirit Stealth Bomber, the H-60 Blackhawk and the H-53 Jolly Green Giant helicopter.

Paravant's business is focused in the following two product areas:

  •
  Tactical Systems—Paravant's tactical systems products are focused in the areas of battlefield communications and avionics, primarily serving military command, control, communications, computer, intelligence, surveillance and reconnaissance (C4ISR) initiatives. Paravant is a leading manufacturer of rugged computer systems and miniaturized communications interfaces for battlefield applications. In addition, Paravant provides avionics and flight control systems for both rotary- and fixed-wing aircraft. Combined, these product areas give Paravant a strong foothold as a leading provider of C4ISR systems for applications ranging from the foot soldier on the digital battlefield to the airspace above it.

  •
  Intelligence Systems—Paravant provides customized signal routing, formatting, processing and data storage solutions to intelligence agencies, such as the National Security Agency and the National Reconnaissance Organization. Paravant provides systems for ground stations to route the flow of incoming signals as well as high-speed telecommunications processing, recording and data storage systems. In addition, Paravant provides hardware components used in a broad array of digital signal processing systems for radar, sensors, and signal intelligence equipment.

        Paravant's experience in rugged computers, avionics, and intelligence systems expands our current product offering and customer base at the Electronic Systems Group. Specifically, Paravant provided a conduit for our participation on large battlefield digitization programs, such as the U.S. Army's Force XXI Battlefield and Below (FBCB2) and the U.K. Ministry of Defence's Bowman programs. Paravant also expands our core engineering capabilities and provides penetration into high-end applications for the U.S. intelligence agencies.

        DRS Power & Control Technologies.    Pursuant to a purchase agreement effective July 1, 2002, we acquired the assets and certain liabilities of the Navy Controls Division of Eaton Corporation for approximately $92.2 million in cash, subject to adjustment. Renamed DRS Power & Control Technologies, Inc., this acquisition was integrated into our existing Electronics Systems Group.

        DRS Power & Control Technologies is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, as well as specialized industrial customers. DRS Power & Control Technologies is the sole supplier of certain specialized reactor plant products to the U.S. Navy. Products include ship electric propulsion equipment, power electronics equipment, high-performance networks, shipboard control equipment and control panels, tactical displays, and specialty reactor instrumentation and control equipment. Comprising DRS Power & Control Technologies' business are the following four product areas:

  •
  Navy Nuclear Products—provides a diverse portfolio of leading edge technology power conversion and instrumentation and controls products. These products have been installed on every naval nuclear propulsion plant ever built by the U.S. Navy.

  •
  Ship Controls Systems—provides traditional and cutting-edge motor control equipment for the U.S. Navy.

  •
  Propulsion Systems—develops electric propulsion control systems for the next generation of naval ships.

  •
  Industrial Systems—applies advanced power electronics and permanent magnet motor technology applications outside of naval ship propulsion such as commercial nuclear power plants, as well as high-performance distributed control systems. These advanced technologies have been applied to the commercial nuclear power plant program for customers such as General Electric Nuclear Energy and the Korea Hydro and Nuclear Power Company.

        DRS Power & Control Technologies' experience in power plant control systems, reactor detectors and machinery control displays expands our current product offering in the Electronic Systems Group and significantly increases the scope of our relationship with the U.S. Navy, specifically adding highly specialized U.S. Navy nuclear power programs. DRS Power & Control Technologies also expands our engineering expertise, customer base and program diversification.

Products and Services by Group

        We operate primarily in three groups: the Electronic Systems Group, the Electro-Optical Systems Group and the Flight Safety and Communications Group.

        Electronic Systems Group.    Our Electronic Systems Group is a world leader in high-performance combat display systems, digital information processing systems, power conversion equipment and rugged computer systems for sea, air and land applications. The Electronic Systems Group also produces surveillance, radar and tracking systems, acoustic signal processing and display equipment, and combat control systems for U.S. and overseas military organizations. By incorporating advanced commercial computing technology, we provide innovative, rapid and cost-effective defense solutions. Our Electronic Systems Group is a leading provider of naval computer workstations which are used to process and display integrated combat information. Our electronic systems are compatible with both new and legacy systems and are vital tools used by the military to make strategic command decisions. Various front-line platforms utilize our Electronic Systems Group's products, including every combatant ship in the U.S. Navy, aircraft carriers, submarines and surveillance aircraft. Our Electronic Systems Group's products also are used in the U.S. Army's ongoing battlefield digitization programs. Our Electronic Systems Group performs field service and depot level repairs for its products, as well as for other manufacturers' systems, and also provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems. We market our products directly to various U.S. government agencies and team with leading corporations, such as Boeing, Lockheed Martin and General Dynamics.

        Our Electronic Systems Group's major products include:

  •
  AN/UYQ-70. Under a subcontract with Lockheed Martin, we are the only supplier of AN/UYQ-70 Advanced Display Systems. These systems are supplied to approximately 10 customers within the U.S. Navy and are deployed on numerous naval platforms, including the DDG-51 Aegis destroyer, the E-2C Hawkeye aircraft, the New Attack Submarine Demonstration Program, Cooperative Engagement Capability carriers and amphibious assault ships. We have provided this system since 1996 as the sole source provider under an open indefinite delivery, indefinite quantity contract which does not expire until 2006.

  •
  Rugged Computer Products. Our rugged computer products are used by the U.S. Army and in a number of non-U.S. military programs focused on the digitization of the 21st century's global battlespace and demonstrate the benefit of several years of front-line battlefield operations.

  •
  AN/SPS-67. This radar system forms an integral part of the command and control combat system on the U.S. Navy's new Aegis class ships and the Spanish Navy's F-100 class ships. It also has a potential market application on numerous surface ships in the U.S. Navy's fleet, as well as on aircraft carriers, amphibious operation assault ships and other international naval platforms.

  •
  AN/SQR-17A. This program provides harbor and coastal surveillance to protect naval forces from the increasing threat of terrorist attacks to near-shore vessels.

        Our Electronic Systems Group provides technical support services and electronic manufacturing and systems integration for a range of customers, including the U.S. military, General Dynamics, United Defense, Lockheed Martin and Northrop Grumman. These services consist primarily of the following activities:

  •
  Technical Support Services. We provide naval support, including integrated logistics support, technical manuals, repair, system installation, drawing packages, training, maintenance planning, configuration management, on-line and phone support, and research and development capabilities.

  •
  Electronic Manufacturing and Systems Integration Services. Using our advanced ISO 9000 and AS-9000 Quality System Standards certified manufacturing, testing and system integration facilities, our Electronic Systems Group specializes in the production of computer workstations, rugged computers, cable and wire harness assembly for tanks and aircraft, printed circuit card production, and full system integration and test services for military and commercial customers.

        Our Electronic Systems Group's products and services, their applications and platforms or end users are summarized in the table below:

Product	Description	Platforms/Customers
Tactical/Sensor Combat Display Systems	AN/UYQ-70 Advanced Display Systems family of products comprised of commercial off-the-shelf-based systems integrating the latest information processing and display technology for combat, command and control, and mission-essential applications.
•  U.S. Navy Aegis cruisers/ destroyers
•  U.S. Navy Aircraft carriers
•  U.S. Navy NSSN, Trident and other attack submarines
•  U.S. Navy E-2C Hawkeye surveillance aircraft
•  U.S. Navy LHA Amphibious assault ships
• U.S. Navy/Marine Corps Cooperative Engagement Capability platforms
Rugged Computer Systems and Peripherals	Commercial off-the-shelf-based computers, servers and other peripheral equipment in battlefield-ready hardware that meets reliability and durability standards of harsh environments.	• U.S. Army • U.S. Navy • Range of international military ground mobile, airborne, surface, subsurface platforms • Government intelligence agencies • CIA, FBI, NSA and State Department applications
Radar Products: AN/SPS-67(V)3 Radar System	Naval surveillance radar with automatic target detection, digital moving target indications, track-while-scan capability for surface and low flying object detection.	• U.S. Navy Aegis cruisers/ destroyers • Spanish Navy F-100 ships • Other international surface ships
Antennas and Positioning Systems	Antennas and antenna positioning platforms for shipboard and land-based radar and communications systems.	• International Military FPS-117 air defense radar • International Military Cobra Radar System • U.S. Navy EHF Satellite program
AN/SQR-17A Sonar Signal Processing System	State-of-the-art string array sonar sensors and multi-sensor processing systems for mobile in-shore warfare, amphibious operations and harbor defense.	• U.S. Navy MIUW shore surveillance vans • U.S. Navy Harbor and coastal defense. • U.S. Navy Amphibious operation surveillance

Product	Description	Platforms/Customers
Technical Support Services	Naval support, including Integrated Logistics Support, technical manuals, system repair and installation, drawing packages, training, maintenance planning, configuration management, on-line and phone support, R&D capabilities.	• U.S. and international naval bases • Worldwide field support
Electronic Manufacturing, Integration and Testing Services	Value-added electronic manufacturer for our products, including computer workstations and rugged computers, as well as for others, including cable and wire harness assembly, printed circuit cards, full system integration and test services.
•  General Dynamics' rugged computer systems for U.S. Army
•  United Defense M2A3 Bradley Fighting Vehicles for U.S. Army
•  U.S. Navy AN/UYQ-70 Display Systems for Lockheed Martin
• Northrop Grumman E-8C Joint STARS aircraft for U.S. Air Force

        The Navy Controls Division, which we acquired from Eaton Corporation and renamed DRS Power & Control Technologies, Inc., is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear powered and conventionally powered ships, as well as specialized industrial customers.

        The major products of the DRS Power & Control Technologies business include:

  •
  Instrumentation and Control Equipment. DRS Power & Control Technologies designs instrumentation and control equipment used in embedded systems for dedicated applications for both military and commercial markets. Many of these applications are highly specialized, highly engineered products related to the sensitive monitoring and control aboard nuclear submarines and other Navy ships.

  •
  Motor Control Components. DRS Power & Control Technologies designs and manufactures control components which are built for high-shock naval combat conditions and are extremely rugged and reliable. DRS Power & Control Technologies currently furnishes components to all the major U.S. Navy combatant submarine and shipbuilding programs, and has been providing quality components for shipboard applications for nine decades. Applications served by DRS Power & Control Technologies' motor control components include weapons elevators, fire pumps, refrigeration compressors, ventilators, heaters, oil purifiers, winches, anchor windlasses and steering gear.

  •
  Power Conversion Products. For decades, DRS Power & Control Technologies has designed, manufactured and serviced both conventional and special-purpose power conversion equipment and technology for the U.S. Navy. Since power conversion for submarines must be extremely reliable and must be stealth enough to avoid enemy detection, our solutions have met extremely stringent performance requirements. DRS Power & Control Technologies' engineering focus is on providing rugged custom designs that stand up to harsh environments that include temperature extremes, humidity, high shock and vibration. DRS Power & Control Technologies' power conversion products and technologies used on U.S. Navy submarines and other ships include fourth generation militarized variable frequency controllers, bi-directional AC-DC power supplies, current controlled inverters and converters.

  •
  Electric Drive Propulsion Systems. Drawing on its vast experience of providing high-performance power conversion products to the Navy for more than a quarter century, DRS Power & Control Technologies develops and manufactures electric propulsion control systems for the next generation of

    Navy ships. DRS Power & Control Technologies utilizes a modular system that can be paralleled and/or series connected to support a wide range of horsepower. This approach supports the use of wide range of AC motor types, including induction, permanent magnet motors and super-conducting. The suitability of this very cost effective approach recently was verified during a propulsion testing program of a scale model.

        DRS Power & Control Technologies' products, their applications and platforms or end-users are summarized in the table below:

Product	Description	Platforms/Customers
Large Scale Vehicle 2 (LSV-2)	Electric drive scale model of the Virginia-class submarine developed by the Navy to conduct hydro- acoustic modeling studies.	• Virginia-class submarine • U.S. Navy
Secondary Propulsion Unit Drive (SPUD)	Second-generation power conversion product with soft switch topology to satisfy high power density, fidelity, and thermal efficiency requirements.	• SSGN retrofits, U.S. Navy
Integrated Fight Through Power	Large-scale power conversion system enabling integrated powering of all propulsion, combat systems and ship services.	• U.S. Navy's new destroyer, the DD(X)
Millennium Motor Control	Microprocessor-based motor control product that provides accurate measurement and control functions regarding load current and superior motor protection.	• U.S. Navy's LPD-17 • Virginia-class submarine • CVN-76 aircraft carriers • Arleigh Burke-class guided missile destroyers
Monitoring Integrated Control and Automation Systems (MICA)	Major shipboard control system utilizing COTS + 4 technology. Serves main engine control throttle of CVN-77.	• U.S. Navy's CVN-77, CVN-69 aircraft carriers • Nimitz-class ships
Advanced Modular Power (AMP)	Nuclear power conversion equipment.	• U.S. Navy Aegis cruisers/destroyers • U.S. Navy NSSN, Seawolf, Los Angeles, Nimitz, Ohio and other attack submarines • Bechtel plant machinery

        Paravant is a leading designer and manufacturer of highly engineered, technically advanced defense electronics focused primarily on serving the C4ISR initiatives of the U.S. military, the military aircraft support market, and the intelligence systems market.

        The major products of Paravant include:

  •
  Rugged Computers Systems. Paravant manufactures rugged computer systems and communications interfaces. Products include hand-held devices, laptops, and vehicle-mounted portable systems used on the battlefield, outdoor man-portable applications, and fighting vehicles. In addition, Paravant provides specialized interfaces which allow its computers to operate across a broad spectrum of battlefield tactical communications networks.

  •
  Avionics. Paravant develops flight control systems, including altitude hold and hover stabilization systems. Other avionics products include night vision compatible control panels, beacon rings, solid-state control modules, transformers, aircraft landing lights, mission commander color LCD monitors and aircraft compatible videocassette recorders. Paravant also provides systems integration and custom engineering services.

  •
  Digital Signal Processing (DSP) Systems and Equipment. Paravant produces high-speed processing equipment used to collect and process data files and information in intelligence applications. Paravant designs more than 30 DSP products used for routing and switching, data reformatting, data processing and recording applications.

        Paravant's products, their applications and platforms or end-users are summarized in the table below:

Product	Description	Platforms/Customers
Rugged Computer Systems	Commercial off-the-shelf computer equipment in battlefield-ready hardware that meets reliability and durability standards of harsh environments. Products include hand-held devices, laptops, and portable systems used on the battlefield, outdoor man-portable applications and in vehicles.	• U.S. Army—M1A1 Abrams Tank • M2A3 Bradley Tank • HMMWV • Other fighting vehicles
Ruggedized Computers for Bowman program	Computer equipment supporting digitized battlefield communication system for land-based command and control functions. Will provide the infrastructure to support digitization applications for the British Armed Forces in the future.	• U.K. Ministry of Defence • General Dynamics U.K. (Prime Contractor)
Ruggedized Computers for FBCB2—Appliqué program	State-of-the-art V4 digitized battlefield communication system designed to link front-line ground forces through battle command stations to the tactical operation center for situation awareness and command and control functions.	• Over 24 different U.S. Army fighting vehicle platforms
Movement Tracking System (MTS)	Satellite-based mobile rugged computer system for logistics support vehicles.	• Various U.S. Army support vehicle platforms
Digital Switching Matrices	High-speed routing and switching devices that control the distribution of signals.	• Government intelligence agencies, including the NRO, NSA, CIA, and NIMA
Signal Processing Instruments	Instruments and modules used to modify, reformat, condition, and enhance signals.	• Government intelligence agencies, including the NRO, NSA, CIA, and NIMA

Product	Description	Platforms/Customers
Data Recorders	Data recorders suitable for telecommunications signals, classical variable rate instrumentation applications, and general data and in-flight recording applications. Enables users to record, analyze, store and forward signals at significantly enhanced speeds.	• Government intelligence agencies, including the NRO, NSA, CIA, and NIMA
Enhanced Diagnostic Aid (EDNA)	Flightline diagnostic systems and interfaces.	• U.S. Air Force—F-16, F-117, B2 aircraft
Altitude Hold and Hover Stabilization (AHHS) System	Avionics equipment used to reduce pilot workload and increases safety during low altitude and low speed aircraft operations by providing the pilot with a variety of altitude hold and stabilized hover/low speed control modes.	• U.S. Air Force—H-60/H-53 helicopters • Israeli Air Force—H-53 helicopters

        Electro-Optical Systems Group.    Our Electro-Optical Systems Group is a leader in second generation electro-optical infrared sighting, surveillance targeting and weapons guidance systems, assemblies and components which are used primarily in the aerospace and defense industries. These products are based on infrared cooled sensor systems, infrared uncooled sensor systems and high-performance focal plane arrays. Our Electro-Optical Systems Group designs, manufactures and markets products that allow operators to detect, identify and target objects based upon their infrared signatures regardless of the ambient light level. Our Electro-Optical Systems Group is one of only two key suppliers to the U.S. government for advanced focal plane array technology and produces other night vision, eye-safe and laser-based products for military and commercial applications. These systems are used on the most critical front-line ground vehicle, surface ship and weapons systems platforms such as the M1A2 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the OH-58D Kiowa Warrior Helicopter, Aegis destroyer and cruiser and the HMMWV scout vehicle. Our Electro-Optical Systems Group is leveraging its technology base by pursuing commercial opportunities as evidenced by our manufacture of electro-optical modules used in corrective laser eye surgery.

        Our Electro-Optical Systems Group's major products and contracts include:

  •
  Horizontal Technology Integration Second Generation Forward Looking Infrared; Thermal Imaging Systems (HTI). HTI is the U.S. Army's program to provide common second-generation FLIR modules to its ground based combat platforms. Our Electro-Optical Systems Group is one of the two suppliers of these products to the U.S. Army. This technology extends targeting ranges beyond enemy weapon limits and meets the increasing need to see further on the battlefield.

  •
  Improved Bradley Acquisition System (IBAS). We have provided this system to the U.S. Army since 1997 under a production contract that does not expire until 2005. Using our second generation FLIR technology, the Improved Bradley Acquisition Subsystem integrates a complete fire control system for the Bradley Fighting Vehicle. IBAS uses modules from the HTI program coupled with new optics and electronics to provide thermal imaging capability to the Bradley fighting vehicles.

  •
  Long Range Advanced Scout Surveillance System (LRAS3). LRAS3 provides real-time detection, recognition, identification and pinpointing of distant target locations for the U.S. Army's scout vehicles. LRAS3 bridges the gap between currently fielded systems and the Future Scout and Cavalry System. In contrast to obsolete systems that forced scouts to come within direct-fire range of the detected threat, this system provides for long-range surveillance capabilities in the battlespace.

  •
  Standard Advanced Dewar Assembly II Detector (SADA II). Our Electro-Optical Systems Group has been chosen to provide the SADA II as the functional cooler dewar assembly for the U.S. Army's Horizontal Technology Integration program. This program further solidifies our position as a key supplier for the Army's thermal imaging equipment.

  •
  Standard Advanced Dewar Assembly I Detector (SADA I). Similar to the HTI, SADA I provides the common cooler dewar system for use in helicopters, including the AH-64 Apache and Comanche.

  •
  Day/Night Vision Binoculars. Since 1995, our Electro-Optical Systems Group has been under contract to develop and manufacture these units for the U.S. and international militaries, including U.S. border patrol and special forces. We have become recognized as one of the leaders in night vision technology.

  •
  Improved TOW Acquisition System (ITAS). Our Electro-Optical Systems Group is currently the only U.S. qualified producer of two of the three critical assemblies in the TOW. The complex electro-optical system produced by our Electro-Optical Systems Group is an essential component of this premier ground antitank weapons system used by the U.S. Army and Marine Corps.

  •
  Infrared Focal Plane Arrays. Focal plane arrays are the basis of many of our Electro-Optical Systems Group's products. We have the unique ability to design and manufacture focal plane arrays directly for our products which provides us with both a cost and technological advantage over our competition.

  •
  Surveillance and Targeting Systems. Our Electro-Optical Systems Group has delivered over 500 surveillance and targeting systems for the U.S. Army, Navy and Air Force and international military helicopters, surface ships and patrol boats. It is a market leader in surveillance and targeting systems, such as high-resolution products, which include exceptionally stabilized surveillance and targeting systems mounted on airborne and naval platforms.

  •
  Infrared Cooled Sensor Systems. Our Electro-Optical Systems Group has provided infrared focal plane arrays for various platforms including the Defense Support Program satellites that were used during the Persian Gulf War. In addition to surveillance, early warning, identification and tracking, focal plane arrays are utilized in a variety of non-military space applications, such as remote sensing, earth observations and astronomy.

  •
  Infrared Uncooled Sensors. Our Electro-Optical Systems Group has established a position in the uncooled focal plane array arena by employing advanced technology to create uncooled focal plane arrays that provide high resolution imaging with software that makes costly cryogenic cooling unnecessary. These sensors are used in commercial and military applications.

  •
  LADARVision®. Our Electro-Optical Systems Group is the exclusive manufacturer of electro-optical modules for the LADARVision® System manufactured by Alcon Laboratories, an international leader in laser vision correction systems. Only the LADARVision® System combines a laser radar eye tracker with narrow-beam shaping technology for the correction of near-sightedness and astigmatism. It is the only FDA-approved laser system to incorporate an eye tracker during surgery. This partnership is an example of our ability to find commercial applications for our technology.

        Our Electro-Optical Systems Group's products, their applications and platforms or end-users are summarized in the table below:

Product	Description	Platforms/Customers
Horizontal Technology Integration Second Generation FLIR Thermal Imaging Systems	Second Generation Forward Looking Infrared thermal imaging and sighting systems providing common thermal imaging technology across ground vehicles using SADA II.	• U.S. Army M1 Abrams Battle Tanks • U.S. Army M2 Bradley Fighting Vehicles • U.S. Army M1025 and M1114 Long Range Scouts
Improved Bradley Acquisition System	Second Generation targeting system with FLIR, TV, laser range finder and tracker.	• U.S. Army Bradley M2A3 TOW vehicle
Long Range Advanced Scout Surveillance System (LRAS3)	Long-range multi-sensor system for the U.S. Army's scout vehicles, which provide real-time detection, recognition, identification and location of ground targets.	• U.S. Army HMMWV Scout
Standard Advanced Dewar Assembly I (SADA I)	Detector Dewar cooler module for U.S. Army's Thermal Imaging equipment.	• U.S. Army AH-64 Apache, Apache Longbow and RAH-66 Comanche helicopters
Standard Advanced Dewar Assembly II (SADA II)	Detector Dewar cooler assembly for U.S. Army's HTI program, used in Second Generation thermal imaging equipment upgrades.	• U.S. Army HTI program for ground combat vehicles (M1 tanks and Bradley combat vehicles)
Day/Night Vision Binoculars	Binoculars that incorporate an image intensifier tube, laser range finder and digital compass.	• U.S. Army ground troops and special operations units • Border patrol forces
Improved Tow Acquisition System (ITAS)	Tracker, electronics unit and eye-safe laser range finder.	• U.S. Army TOW missile system
AN/SAY-1 Thermal Imaging Sensor System	Second generation forward looking infrared surveillance and targeting system for detecting threats, including floating mines, swimmers, speedboats and low flying aircraft.	• U.S. Navy frigates and other surface combatants • U.S. Special Operations Command and non-U.S. navies, special operations and patrol boats
Mast-Mounted Sight	First generation surveillance and targeting system for detecting, identifying and destroying enemy targets during reconnaissance missions.	• U.S. Army OH-58D Kiowa Warrior helicopter fleet
NightHawk	Second generation forward looking infrared surveillance and targeting system for detecting, identifying and destroying enemy targets during armed helicopter reconnaissance missions.	• Korean Light Helicopter • Mast-Mounted Sight Upgrade for replacement of MMS on Kiowa Warrior helicopter

Product	Description	Platforms/Customers
Virtual Imaging System for Approach and Landing	Aircraft carrier surveillance and tracking system for air traffic control of aircraft takeoffs and landings.	• U.S. Navy aircraft carriers and amphibious ships
Space-Based Sensors	Focal plane arrays for strategic space applications.	• NASA platforms, such as the Hubble Space Telescope, weather satellites and surveillance satellites for remote sensing missions
Uncooled Focal Plane Arrays	Affordable infrared sensors for commercial and military applications involving the detection of heat, temperature maintenance and short-range surveillance.	• Various customers and various applications, including research organizations, fire departments, short-range military surveillance and targeting missions
Staring Mid-Wave FLIRs	Major subsystem for surveillance and targeting systems for military airborne and surface ships.	• U.S. Navy Aegis destroyers (DDG-51 class) providing surveillance for MK-46 weapon system
Focal Plane Arrays (FPAs)	Infrared sensor components for sighting, targeting, weapons systems.	• Scanning and staring FPAs used in cooler assemblies of thermal imaging systems • FPAs used in heat seeking missile guidance systems and missile warning systems
LADARVision®	Upper optics modules of the LADARVision® System used in laser vision correction surgery.	• Alcon Laboratories optical products company

        Flight Safety and Communications Group.    Our Flight Safety and Communications Group is a leader in deployable flight incident recorders and emergency locator beacon systems used by military and commercial search/rescue aircraft to locate downed aircraft. Deployable recorders eject automatically from an aircraft prior to impact so they can easily be located by search and rescue teams. These complete emergency avionics systems combine the functionality of a crash locator beacon with a flight incident recorder for search, recovery and crash analysis. Our Flight Safety and Communications Group also produces high-performance cockpit video and mission recording systems, integrated shipboard communications systems, ultra high-speed digital imaging systems and other advanced electronics primarily for defense and aerospace tactical, reconnaissance and training applications. Our Flight Safety and Communications Group uses advanced commercial technology in the design and manufacture of multi-sensor digital, analog and video data capture and recording products, as well as high-capacity data storage devices for harsh aerospace and defense environments. In addition, we provide electronics manufacturing services, often with value-added engineering content, to the defense and space industries.

        Our Flight Safety and Communications Group major products and services include:

  •
  Deployable Flight Incident Recorders and Aircraft Crash Locator Beacons. Designed to withstand the destruction associated with an aircraft crash, deployable flight incident recorders and crash locator beacons enable the rapid location of downed aircraft, timely rescue of survivors as well as provide for readily recoverable data recorders. These systems present a significant market opportunity as an increasing number of aircraft incorporate these advanced systems.

  •
  Integrated Shipboard Communications Systems. This product forms the basis for providing the voice and data backbone for future shipboard communication systems. These systems are capable of handling shipboard interior communications and exterior communications with other aircraft, surface and undersea vessels and UHF/VHF and broadband communications via satellite with shore stations and cooperating units. These systems provide enabling technology for battlefield systems integration by providing data links to components and systems, modems, digital telephone and radar surveillance systems.

  •
  Multiple Platform Boresighting Equipment (MPBE). The MPBE is the product of 20 years of experience with bore sighting technology. With deployment on platforms such as the U.S. Army's AH-64 Apache and Apache Longbow helicopters, the Marine Corps' Cobra helicopters, the Air Force's AC-130 Spectre gunship and the F-16 Fighting Falcon, the MPBE is evidence of our ability to leverage products and solutions across multiple high priority platforms.

        Our Flight Safety and Communications Group's products, their applications and platforms or end-users are summarized in the table below:

Product	Description	Platforms/Customers
EAS 3000 Emergency Avionics Systems	Deployable, crash-survivable systems for helicopters incorporating flight data recorder, cockpit voice recorder and emergency locator beacon.	• U.K. Royal Air Force & U.K. Navy EH-101 Merlin and variants • Canadian Cormorant search and rescue helicopters • Italian MMI helicopter • Tokyo metropolitan police helicopters
ELB 3000 Emergency Locator Beacon	Variant of the EAS 3000 enabling rapid location of downed aircraft and timely rescue of survivors.	• U.S. Army Sikorsky S-92 helicopters • Various helicopters flown by commercial North Sea Heavy Lift operators
Deployable Flight Incident Recorders Systems	Deployable systems for fixed-wing aircraft incorporating flight data recorder, cockpit voice recorder and emergency locator beacon; variant used for cockpit voice recording.	• U.S. Navy and international F/A-18 Hornet strike aircraft • German Air Force/Navy Tornado • U.S. Air Force RC-135 surveillance aircraft • Canadian CP-140 Aurora patrol aircraft
Aircraft Crash Locator Beacons	Deployable systems for fixed-wing aircraft incorporating radio transmitter and power source to alert search and rescue operators.	• Wide variety of military aircraft, including P-3, EA-3, AWACS, C-130 and others
Airborne Video Recorders	Capture various sensor and video input to provide airborne and ground imagery.	• U.S. Air Force A-10 Thunderbolt

Product	Description	Platforms/Customers
Airborne Mission Recorders	Digital recorders with ground-based relay stations that capture and record mission sensor data, including sonar, radar, sonobuoy data.	• U.S. Navy P-3C Orion and S-3 Viking patrol aircraft • Japanese Navy SH-60F Inner Zone helicopters
Multiplexed Airborne Video Analysis System	System for replay and reconstruction of mission data.	• U.K. Ministry of Defence for the Tornado aircraft
Airborne Separation Video System	Digital Imaging System designed to replace high-speed film cameras in weapons release testing.	• U.S. Navy F/A-18 Hornet aircraft • U.S. Air Force F-16 • Republic of Korea Air Force
Common Boresight System	DRS proprietary laser-based triaxial measurement system with aircraft-specific adapters.	• U.S. Army and U.S. Air Force aircraft • Various Boeing-produced aircraft • Various BAE-produced aircraft • NATO militaries
Integrated Shipboard Communications Systems	Tactical and secure interior ship communication systems.	• U.S. Navy George Washington aircraft carrier • Canadian patrol frigates, Trump destroyers and AOR supply ships • Venezuelan Mariscal Sucre class ships • U.S. Navy Aegis class ships
Communications Data Links	Data terminal sets and data modems for tactical network interconnections.	• NATO and other allied military ships, aircraft and land-based sites
Coastal Border Surveillance Systems	Surveillance systems and radar equipment for vehicle platforms comprising radar, thermal imaging and other sensor equipment.	• U.S. government foreign military funding programs associated with Republic of China, Greece, Egypt, Israel
Sensor Signal Processing/ Electro-Optical Imaging	Sophisticated sensor signal processing subsystems for naval infrared search-and-track and thermal observation devices.	• Joint Dutch/Canadian SIRIUS program • Canadian Department of National Defense • Republic of Korea
Framing and Ballistic Range Cameras	Ultra high-speed cameras used primarily for capturing images relating to electrical breakdown/discharge, ballistics, detonics and combustion.	• Wide variety of military, industrial and university research laboratories

Product	Description	Platforms/Customers
Electronic Manufacturing and Integration Services	Electronic manufacture of DRS products and turn-key manufacturing services for other manufacturers in the aerospace, defense and space markets.
•  Boeing spacecraft
•  Smiths Industries for F/A-18 and AV-8B aircraft
•  Eastman Kodak spacecraft
•  General Motors Defense Light Armored Vehicle
•  Northrop Grumman
•  Lockheed Martin
•  Honeywell
• L-3 Communications

        Other.    "Other" includes the activities of our parent company, DRS Corporate Headquarters, DRS Unmanned Technologies, DRS Ahead Technology and certain of our non-operating subsidiaries. We sold the assets of DRS Ahead Technology on May 27, 2002. DRS Unmanned Technologies provides close-range, low-weight, low-noise, medium-duration UAVs supporting military special operations missions.

Customers

        We sell a significant portion of our products to agencies of the U.S. government, primarily the Department of Defense, to non-U.S. government agencies or to prime contractors or their subcontractors. Approximately 78%, 78%, and 80% of total consolidated revenues for fiscal 2002, 2001 and 2000, respectively, were derived directly or indirectly from defense contracts for end use by the U.S. government and its agencies.

Backlog

        The following table sets forth our backlog by major product group (including enhancements, modifications and related logistics support) at the dates indicated. "Backlog" refers to the aggregate revenues remaining to be earned at a specified date under contracts held by us, including, for U.S. government contracts, the extent of the funded amounts under such a contract, which have been appropriated by Congress and allotted to the contract by the procuring government agency. Our backlog does not include the full value of contract awards nor does it include the sales value of unexercised options that may be exercised in the future. Backlog also includes all firm orders for commercial products. Fluctuations in backlog generally relate to the timing and amount of defense contract awards.

	Years Ended March 31,
				September 30, 2002
	2000	2001	2002
	(in thousands)
Government Products:
U.S. Government	$303,600	$363,800	$468,900	$495,300
International Government	56,200	55,400	93,600	108,800

Total Government Backlog	359,800	419,200	562,500	604,100
Commercial Products	28,300	37,300	32,800	47,500

Total Backlog	$388,100	$456,500	$595,300	$651,600

Research and Development

        We conduct research and development programs to maintain and advance our technology base. Our research and development efforts are funded by both internal sources and as part of customer-funded development contracts. We recorded revenues for customer-sponsored research and development of approximately $25.0 million, $36.2 million, $32.9 million and $23.5 million for the six months ended September 30, 2002, fiscal 2002, 2001 and 2000, respectively. Such customer-sponsored activities are primarily the result of contracts directly or indirectly with the U.S. government. We also invest in internal research and development. Expenditures for internal research and development amounted to approximately $6.4 million and $4.6 million for the six months ended September 30, 2002 and 2001, respectively. Such expenditures were approximately $9.5 million, $8.0 million and $9.9 million for fiscal 2002, 2001 and 2000, respectively.

Contracts

        A significant portion of our revenue is derived from strategic, long-term programs and from programs for which we are the incumbent supplier or have been the sole or dual supplier for many years. A large percentage of our revenue is derived from programs that are in the production phase. These contracts provide us with a strong basis for projecting future business and the ability to control our cost structure.

        We have a diverse business mix with limited dependence on any single program. Only one program, the AN/UYQ-70, at approximately 20%, represented more than 15% of our revenue in the year ended March 31, 2002. The AN/UYQ-70 program is diversified, with over 50 unique products manufactured under it which are used by a diverse group of 10 platforms, or customers, each of which has its own budget and requirements.

        Our contracts are normally for production, service or development. Production and service contracts are typically of the fixed-price variety with development contracts currently of the cost-type variety. For the fiscal year ended March 31, 2002, 87% of our revenues came from fixed-price contracts and 13% from cost-type contracts. The consistent percentage and continued predominance of firm fixed-price contracts are reflective of the fact that production contracts comprise a significant portion of our U.S. government contract portfolio. Fixed-price contracts may provide for a firm fixed price or they may be fixed-price incentive contracts. Under the firm fixed-price contracts, we agree to perform for an agreed-upon price. Accordingly, we derive benefits from cost savings, but bear the risk of cost overruns. Under the fixed-price incentive contracts, if actual costs incurred in the performance of the contracts are less than estimated costs for the contracts, the savings are apportioned between the customer and us. If actual costs under such a contract exceed estimated costs, however, excess costs are apportioned between the customer and us, up to a ceiling. We bear all costs that exceed the ceiling, if any.

        Cost-type contracts typically provide for reimbursement of allowable costs incurred plus a fee (profit). Unlike fixed-price contracts in which we are committed to deliver without regard to cost, cost-type contracts normally obligate us to use our best efforts to accomplish the scope of work within a specified time and a stated contract dollar limitation. In addition, U.S. government procurement regulations mandate lower profits for cost-type contracts because of our reduced risk. Under cost-plus-incentive-fee contracts, the incentive may be based on cost or performance. When the incentive is based on cost, the contract specifies that we are reimbursed for allowable incurred costs plus a fee adjusted by a formula based on the ratio of total allowable costs to target cost. Target cost, target fee, minimum and maximum fee and adjustment formulae are agreed upon when the contract is negotiated. In the case of performance-based incentives, we are reimbursed for allowable incurred costs plus an incentive, contingent upon meeting or surpassing stated performance targets. The contract provides for increases in the fee to the extent that such targets are surpassed and for decreases to the extent that such targets are not met. In some instances, incentive contracts also may include a combination of both cost and performance incentives. Under cost-plus-fixed-fee contracts, we are reimbursed for costs and receive a fixed fee, which is negotiated and specified in the contract. Such fees have statutory limits.

        The percentages of revenues for the six months ended September 30, 2002 and percentages of revenues during fiscal years ended March 31, 2000, 2001 and 2002, attributable to our contracts by contract type were as follows:

	Fiscal Years Ended March 31,
				Six Months Ended September 30, 2002
	2000	2001	2002
Firm-fixed-price	88%	94%	87%	81%
Cost-type	12%	6%	13%	19%

        We negotiate for and generally receive progress payments from our customers of between 75% and 90% of allowable costs incurred on the previously described contracts. Included in our reported revenues are certain amounts which we have not billed to customers. These amounts, approximately $22.3 million, $20.4 million, $9.5 million and $13.7 million as of September, 2002 and March 31, 2002, 2001 and 2000, respectively, consist of costs and related profits, if any, in excess of progress payments for contracts on which revenues are recognized on a percentage-of-completion basis.

        Under accounting principles generally accepted in the United States, contract costs, including applicable general and administrative expenses, are charged to work-in-progress inventory and are written off to costs and expenses as revenues are recognized. The Federal Acquisition Regulations, incorporated by reference in U.S. government contracts, provide that internal research and development costs are allowable general and administrative expenses. To the extent that general and administrative expenses are included in inventory, research and development costs also are included. Unallowable costs, pursuant to the Federal Acquisition Regulations, are excluded from costs accumulated on U.S. government contracts. Work-in-process inventory included general and administrative costs (which include internal research and development costs) of $18.6 million, $16.3 million, $14.5 million and $12.7 million at September 30, 2002 and March 31, 2002, 2001 and 2000, respectively.

        Our defense contracts and subcontracts are subject to audit, various profit and cost controls, and standard provisions for termination at the convenience of the customer. Multi-year U.S. government contracts and related orders are subject to cancellation if funds for the contract for any subsequent year become unavailable. In addition, if certain technical or other program requirements are not met in the developmental phases of the contract, then the follow-on production phase may not be realized.

        Upon the termination of a contract with the U.S. government, a defense contractor is entitled to reimbursement for allowable costs and an allowance for the proportionate share of fees or earnings for the work completed if the contract was not terminated due to the contractor's default. International defense contracts generally also contain comparable provisions relating to termination at the convenience of the international government.

Competition

        Our products are sold in markets containing competitors which are substantially larger than we are, devote substantially greater resources to research and development and generally have greater financial resources. Certain competitors are also our customers, partners and suppliers. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. We believe that we compete on the basis of:

  •
  the performance and flexibility of our products;

  •
  reputation for prompt and responsive contract performance;

  •
  accumulated technical knowledge and expertise; and

  •
  breadth of our product line.

        Our future success will depend in large part upon our ability to improve existing product lines and to develop new products and technologies in the same or related fields.

        In the military sector, we compete with large and mid-tier defense contractors on the basis of product performance, cost, overall value, delivery and reputation. As the size of the overall defense industry has decreased in recent years, the number of consolidations and mergers of defense suppliers has increased. We expect this consolidation trend to continue. As the industry consolidates, the large defense contractors are narrowing their supplier base, awarding increasing portions of projects to strategic mid- and lower-tier suppliers, and, in the process, are becoming oriented more toward systems integration and assembly. We believe that we have benefited from this trend, as evidenced by the formation of strategic alliances with several large suppliers.

Patents and Licenses

        We have patents on certain of our commercial and data recording products, semi-conductor devices, rugged computer related items, and electro-optical and focal plane array products. We and our subsidiaries have certain registered trademarks, none of which are considered significant to our current operations. We believe our patent position and intellectual property portfolio, in the aggregate, is valuable to our operations. We do not believe that the conduct of our business as a whole is materially dependent on any single patent, trademark or copyright.

Manufacturing and Supplies

        Our manufacturing processes for most of our products include the assembly of purchased components and testing of products at various stages in the assembly process. Purchased components include integrated circuits, circuit boards, sheet metal fabricated into cabinets, resistors, capacitors, semiconductors, silicon wafers and other conductive materials, insulated wire and cables. In addition, many of our products use machine castings and housings, motors and recording and reproducing heads. Many of the purchased components are fabricated to our designs and specifications. The manufacturing process for certain of our optic products includes the grinding, polishing and coating of various optical materials and the machining of metal components.

        Although materials and purchased components generally are available from a number of different suppliers, several suppliers are our sole source of certain components. If a supplier should cease to deliver such components, other sources probably would be available; however, added cost and manufacturing delays might result. We have not experienced significant production delays attributable to supply shortages, but occasionally experience quality and other related problems with respect to certain components, such as semiconductors and connectors. In addition, with respect to our optical products, certain materials, such as germanium, zinc sulfide and cobalt, may not always be readily available.

International Operations and Export Sales

        We currently sell several of our products and services internationally, such as sales to Canada, Israel, the Republic of China, Spain, Australia, and other countries in Europe and Southeast Asia. International sales are subject to export licenses granted on a case-by-case basis by the United States Department of State. Our international contracts generally are payable in United States dollars. Export sales accounted for 13% or less of total revenues in the fiscal years ended March 31, 2002 and 2001.

        We operate outside the United States through our Flight Safety and Communications Group in Canada and the United Kingdom and through our Electronic Systems Group primarily in the United Kingdom.

        The addition of international businesses involves additional risks for us, such as exposure to currency fluctuations, future investment obligations and changes in international economic and political environments. In addition, international transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions and widely different legal systems, customs and practices in foreign countries.

Properties

        We lease the following properties:

Location	Activities	Division	Approximate Square Footage	Lease Expiration
Parsippany, New Jersey	Corporate Headquarters	Corporate	18,900	Fiscal 2011
Arlington, Virginia	Administrative	Corporate	4,300	Fiscal 2007
Mineral Wells, Texas	Administrative, Engineering and Product Development	Corporate	42,000	Fiscal 2008
Gaithersburg, Maryland	Administrative, Engineering and Manufacturing	ESG	42,500	Fiscal 2006
Johnstown, Pennsylvania	Administrative and Manufacturing	ESG	130,000	Fiscal 2011
San Diego, California	Engineering Support Services	ESG	7,200	Fiscal 2005
Chesapeake, Virginia	Field Service and Engineering Support	ESG	22,000	Fiscal 2005
Farnham, Surrey, United Kingdom	Administrative, Engineering and Manufacturing	ESG	26,000	Fiscal 2015
Gaithersburg, Maryland	Administrative, Engineering and Product Development	ESG	10,700	Fiscal 2008
Danbury, Connecticut	Administrative and Manufacturing	ESG	21,800	Fiscal 2005
Columbia, Maryland	Administrative, Engineering, Product Development and Manufacturing	ESG	11,600	Fiscal 2007
Dayton, Ohio	Administrative, Engineering, Product Development and Manufacturing	ESG	30,500	Fiscal 2005
Colorado Springs, Colorado	Administrative, Engineering, Product Development and Manufacturing	ESG	21,600	Fiscal 2012
Colorado Springs, Colorado	Currently Vacant	ESG	15,000	Fiscal 2005
Palm Bay, Florida	Administrative, Engineering and Manufacturing	EOSG	93,400	Fiscal 2011

Melbourne, Florida	Administrative, Engineering and Manufacturing	EOSG	104,800	Fiscal 2011
Dallas, Texas	Administrative, Engineering and Manufacturing	EOSG	124,000	Fiscal 2008
Torrance, California	Administrative, Engineering and Manufacturing	EOSG	40,400	Fiscal 2010
Anaheim, California	Administrative, Manufacturing and Engineering	EOSG	61,200	Fiscal 2003
Anaheim, California	Administrative, Manufacturing and Engineering	EOSG	106,500	Fiscal 2003
Irvine, California	Administrative, Engineering, Manufacturing and Product Development	EOSG	18,800	Fiscal 2003
Nepean, Ontario, Canada	Administrative and Engineering	FSCG	18,000	Fiscal 2004
Kanata, Ontario, Canada	Administrative and Engineering	FSCG	63,000	Fiscal 2012
Wyndmoor, Pennsylvania	Administrative and Manufacturing	FSCG	92,200	Fiscal 2009
Oakland, New Jersey	Administrative, Engineering and Manufacturing	FSCG	94,900	Fiscal 2008

        We own the following properties:

Location	Activities	Division	Approximate Square Footage
Largo, Florida	Administrative and Manufacturing	ESG	120,000
Carleton Place, Ontario, Canada	Administrative and Manufacturing	FSCG	128,500
Tring, Hertfordshire, United Kingdom	Administrative, Engineering and Manufacturing	FSCG	7,500
Milwaukee, Wisconsin	Administrative, Engineering, Manufacturing	ESG	600,300
Danbury, CT	Administrative, Manufacturing and Product Development	ESG	71,400
Palm Bay, Florida	Administrative, Engineering, Product Development and Manufacturing	ESG	53,500

        Substantially all of our assets, including those properties identified above, are pledged as collateral on our borrowings.

        We believe that all our facilities are in good condition, adequate for our intended use and sufficient for our immediate needs. It is not certain whether we will negotiate new leases as existing leases expire. Such determinations will be made as existing leases approach expiration and will be based on an assessment of our requirements at that time. Further, we believe that we can obtain additional space, if necessary, based on prior experience and current real estate market conditions.

Environmental Protection

        We believe that our manufacturing operations and properties are, in all material respects, in compliance with existing federal, state, foreign and local laws and regulations enacted or adopted to regulate pollution, the discharge or emission of materials into the environment or otherwise protect the environment. Such compliance has been achieved without material effect on our earnings or competitive position.

Legal Proceedings

        We are party to various legal actions and claims arising in the ordinary course of our business. In our opinion, we have adequate legal defenses for each of the actions and claims, and we believe that their ultimate disposition will not have a material adverse effect on our consolidated financial position or results of operations.

        We recently settled a dispute with Spar Aerospace Ltd. with respect to the working capital adjustment provided for in the purchase agreement between us and Spar dated as of September 19, 1997, pursuant to which we acquired, through certain of our subsidiaries, certain assets of Spar. Under the terms of this settlement, we agreed to pay Spar a working capital adjustment of CAN$4,616,000 (or approximately $3,000,000) and CAN$723,654 (or approximately $460,000) in interest. In connection with this settlement, the parties agreed to release each other from all claims arising out of or relating to the working capital adjustment provision in the purchase agreement and to discontinue all legal actions relating thereto.

        On October 3, 2001, a lawsuit was filed in the United States District Court of the Eastern District of New York by Miltope Corporation, a corporation of the State of Alabama, and IV Phoenix Group, Inc., a corporation of the State of New York, against DRS Technologies, Inc., DRS Electronic Systems, Inc. and a number of individual defendants, several of whom are employed by DRS Electronic Systems, Inc. The plaintiffs allege claims against us of infringement of a number of patents, breach of a confidentiality agreement, misappropriation of trade secrets, unjust enrichment and unfair competition. The claims relate generally to the activities of certain former employees of IV Phoenix Group and the hiring of some of those employees by us. The plaintiffs seek damages of not less than $5.0 million for each of the claims. The plaintiffs also allege claims for tortious interference with business relationships, tortious interference with contracts and conspiracy to breach fiduciary duty. The plaintiffs seek damages of not less than $47.1 million for each claim. In addition, plaintiffs seek punitive and treble damages, injunctive relief and attorney's fees. In our answer, we have denied the plaintiffs' allegations and we intend to vigorously defend this action. In February 2002, plaintiffs filed an amended complaint, which eliminated the patent infringement claims and added claims related to statutory and common law trademark infringement. Although this action is in its early stages, with discovery having begun, we believe we have meritorious defenses and do not believe the action will have a material adverse effect on our earnings or financial condition.

Employees

        As of December 13, 2002, we had approximately 3,300 employees, approximately 2,900 of whom are located in the United States. There is a continuing demand for qualified technical personnel, and we believe that our future growth and success will depend upon our ability to attract, train and retain such personnel. Approximately 130 of our employees at DRS Power & Control Technologies are represented by a labor union which formerly had a collective bargaining agreement with Eaton Corporation. Two DRS Power & Control Technologies employees are represented by a separate labor union. We are currently negotiating labor contracts with both unions and we have not experienced any work stoppages, nor do we expect to experience any. We believe that our relations with our employees are generally good.

MANAGEMENT

Executive Officers and Directors

        The following table lists our current executive officers and directors:

Name	Age	Position
Mark S. Newman	53	Chairman of the Board, President and Chief Executive Officer
Paul G. Casner, Jr	64	Executive Vice President and Chief Operating Officer
Nina Laserson Dunn	56	Executive Vice President, General Counsel and Secretary
Richard A. Schneider	49	Executive Vice President and Chief Financial Officer
Robert F. Mehmel	40	Executive Vice President, Business Operations and Strategy
Ira Albom	73	Director
Dr. Donald C. Fraser	61	Director
William F. Heitmann	53	Director
Steven S. Honigman	54	Director
C. Shelton James	63	Director
Mark N. Kaplan	72	Director
Rear Admiral Stuart F. Platt	69	Director
General Dennis J. Reimer	63	Director
Eric J. Rosen	41	Director

        Mark S. Newman joined us in 1973 and became a director in 1988. He was named Vice President, Finance, Chief Financial Officer and Treasurer in 1980 and Executive Vice President in 1987. In May 1994, Mr. Newman became our President and Chief Executive Officer and in August 1995 became Chairman of the Board. Mr. Newman serves as Vice Chairman on the board of directors of the American Electronics Association and is a member of the board of governors of the Aerospace Industries Association. He is a director on the boards of Congoleum Corporation, Opticare Health Systems, Inc. and SSG Precision Optronics, Inc.

        Paul G. Casner, Jr. joined us in 1993 as President of Technology Applications and Service Company, now DRS Electronic Systems, Inc. In 1994, he became one of our Vice Presidents and President of the DRS Electronic Systems Group. In 1998, he became Executive Vice President, Operations, and in May 2000 he became our Executive Vice President, Chief Operating Officer. Mr. Casner has over 30 years of experience in the defense electronics industry and has held positions in engineering, marketing and general management. Mr. Casner is a director of ACE-COMM Corporation and Mikros Systems Corporation.

        Nina Laserson Dunn joined us as Executive Vice President, General Counsel and Secretary in July 1997. Prior to joining us, Ms. Dunn was a Director in the corporate law department of Hannoch Weisman, a Professional Corporation, where she served as our outside legal counsel. Ms. Dunn is admitted to practice law in New York and New Jersey and is a member of the American, New York State and New Jersey State Bar Associations.

        Richard A. Schneider joined us in 1999 as Executive Vice President and Chief Financial Officer. He also served as our Treasurer until November 20, 2002. He held similar positions at NAI Technologies, Inc. (NAI) and was a member of its board of directors prior to its acquisition by us in February 1999. Mr. Schneider has over 23 years of experience in corporate financial management, including ten years with NAI.

        Robert F. Mehmel joined us as Executive Vice President, Business Operations and Strategy, in January 2001. Before joining us, he was Director, Corporate Development, at Jabil Circuit, Inc. Prior to that, he was Vice President, Planning, at L-3 Communications Corporation from its inception in April 1997 until June 2000. Earlier, Mr. Mehmel held various positions in divisional and corporate financial management with Lockheed Martin Corporation, Loral Corporation and Lear Siegler, Inc.

        Ira Albom became a director in February 1997. Mr. Albom has been employed since 1977 by Teleflex, Inc., a defense and aerospace company, and has been Senior Vice President at Teleflex since 1987. Mr. Albom has over forty years of operations and management experience in the defense and aerospace industry. Since 1987, he has been actively involved in leading diligence teams and negotiating terms of mergers and acquisitions, as well as negotiating major contracts for Teleflex's Defense/Aerospace Group. Mr. Albom also serves as a director of Klune Industries, Inc.

        Dr. Donald C. Fraser became a director in 1993. He currently serves as Director of the Boston University Photonics Center and as Professor of Engineering and Physics at that university. From 1991 to 1993, Dr. Fraser was the Principal Deputy Under Secretary of Defense, Acquisition, with primary responsibility for managing the Department of Defense acquisition process, including setting policy and executing programs. He also served as Deputy Director of Operational Test and Evaluation for Command, Control, Communication and Intelligence from 1990 to 1991, a position which included top level management and oversight of the operational test and evaluation of all major Department of Defense communication, command and control, intelligence, electronic warfare, space and information management system programs. From 1981 to 1988, Dr. Fraser was employed as Vice President, Technical Operations at Charles Stark Draper Laboratory and, from 1988 to 1990, as its Executive Vice President.

        William F. Heitmann became a director in February 1997. Mr. Heitmann has been employed by Verizon Communications, Inc. since its formation in June 2000 through the merger of Bell Atlantic Corp. and GTE Corp. He was employed by Bell Atlantic Corp. and its predecessors since 1971, serving as a Vice President from 1996 and as Treasurer from June 1999. Previously, he was President and Chief Investment Officer of NYNEX Asset Management Company and President of NYNEX Credit Company. Mr. Heitmann serves as Chairman of Verizon Capital Corp. and Exchange Indemnity Corp. He is a member of the Real Estate Advisory Board of the New York Common Fund and The Financial Executives Institute and a Director of its New York City chapter.

        Steven S. Honigman became a director in 1998. Mr. Honigman has been a partner of the law firm of Thelen Reid & Priest LLP since August 1998. Previously, he served as General Counsel to the Department of the Navy for five years. As chief legal officer of the Department of the Navy and the principal legal advisor to the Secretary of the Navy, Mr. Honigman was recognized as a leader in acquisition reform, procurement related litigation and the accomplishment of national security objectives in the context of environmental compliance. He also exercised Secretariat oversight of the Naval Criminal Investigative Service and served as the Department's Designated Agency Ethics Officer and Contractor Suspension and Debarment Official. For his service, Mr. Honigman received the Department of the Navy Distinguished Public Service Award. Prior to that, he was a partner of the law firm of Miller, Singer, Raives & Brandes. Mr. Honigman is a director of The Wornick Company, a producer of combat rations for the Department of Defense.

        C. Shelton James became a director in February 1999. Mr. James is currently President of C.S. James and Associates, business advisors, and has served in that position since May 2000. From December 2001 to July 2002 he was Chief Executive Officer of Technisource, Inc., a provider of information technology staffing, out sourced solutions and computer systems. Until June 1999, he served as President of Fundamental Management Corporation, an investment management company. Mr. James was Chairman of the Board of Elcotel, Inc., a public communications company, until February 2000. He serves as a director of Concurrent Computer Corporation, Inc. and CSPI, Inc.

        Mark N. Kaplan became a director in 1986. Mr. Kaplan was a member of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1979 to 1998 and is now of counsel to the firm. Mr. Kaplan also serves as a director of American Biltrite Inc., Autobytel Inc., Grey Advertising Inc., REFAC Technology Inc., Congoleum Corporation and Volt Information Sciences, Inc.

        Rear Admiral Stuart F. Platt became a director in 1991. From May 1994 until 1999, he served as a Vice President and also as the President of our Data Systems Group. Admiral Platt also served as President of our wholly owned subsidiary, DRS Precision Echo, Inc. from July 1992 to August 1998. He currently is Chairman of The Wornick Company, a producer of combat rations for the Department of Defense, Chairman of Discover RV, an Arizona based dealer network company and Chairman of CDCOM, a Washington State based data storage company. Admiral Platt held various high level positions as a military officer in the Department of the Navy, retiring as Competition Advocate General of the Navy in 1987. He also serves as Chairman of The Historic Battleship Society and Chairman of Hydro Wing Hawaii.

        General Dennis J. Reimer became a director in 2000. Since April 2000, he has served as Director of the National Memorial Institute for the Prevention of Terrorism, located in Oklahoma City, OK. General Reimer served as the 33rd Chief of Staff, U.S. Army, from June 20, 1995 until June 21, 1999. Prior to that, he was Commanding General of United States Army Forces Command, Fort McPherson, Georgia. From August 1, 1999 until March 31, 2000, General Reimer served as Distinguished Fellow of the Association of the U.S. Army. He is a member of the Editorial Board of the Armed Forces Journal and the Advisory Committee for Media and Security of the Fund for Peace Project. General Reimer also serves as a director of Microvision, Inc., Mutual of America and Plato Learning, Inc.

        Eric J. Rosen became a director in August 1998. He is a Managing Director of Onex Investment Corp. and has been with Onex Investment Corp. since 1989. Previously, he worked at Kidder, Peabody & Co. in both the Mergers and Acquisitions and Merchant Banking Groups. Mr. Rosen also serves as a director of Dura Automotive Systems. Mr. Rosen and Mark S. Newman, our Chairman of the Board, President and Chief Executive Officer, are first cousins.

The Board of Directors and Committees

        Our board of directors has appointed from its members an audit committee, an executive compensation committee and an ethics committee with the following areas of responsibility:

        Audit Committee.    The audit committee oversees and reports to the board concerning our general policies and practices with respect to accounting, financial reporting and internal controls as well as such policies and practices of our subsidiaries. It also recommends appointment of our independent auditors and maintains a direct exchange of information between the board and the independent auditors. The audit committee operates under a written charter adopted by the board of directors. The members of the audit committee are Messrs. Fraser, Heitmann, James and Rosen.

        Executive Compensation Committee.    The executive compensation committee establishes policies and programs that govern the compensation of the Chief Executive Officer and our other executive officers and administers our 1991 Stock Option Plan and the 1996 Omnibus Plan. The members of the executive compensation committee are Admiral Platt, General Reimer and Messrs. Albom, Honigman and Kaplan.

        Ethics Committee.    The ethics committee provides oversight with respect to issues involving compliance with law and our ethics program. During fiscal 2002 the ethics committee was comprised of Messrs. Newman and Honigman, Ms. Dunn and General Reimer.

TRANSACTIONS WITH RELATED PARTIES

        We currently lease a building at 138 Bauer Drive, Oakland, New Jersey owned by LDR Realty Co., a partnership that was wholly owned, in equal amounts, by David E. Gross, our co-founder and the former President and Chief Technical Officer, and the late Leonard Newman, our co-founder and the former Chairman of the Board, Chief Executive Officer and Secretary and the father of Mark S. Newman, our current Chairman of the Board, President and Chief Executive Officer. The renegotiated lease agreement at a monthly rental of $21,152 expires on April 30, 2007. We are required to pay all real estate taxes and are responsible for all repairs and maintenance, structural and otherwise, subject to no cumulative limits. We believe that this lease was consummated on terms no less favorable than those that we could have obtained from an unrelated third party in a transaction negotiated on an arm's length basis. Following Leonard Newman's death in November 1998, Mrs. Ruth Newman, the wife of Leonard Newman and the mother of Mark S. Newman, succeeded to Leonard Newman's interest in LDR Realty Co.

        Kronish Lieb Weiner & Hellman LLP, a law firm of which Alison Newman, sister of Mark S. Newman, is a partner, provided legal services totaling $184,000 to us during the 2002 fiscal year.

PRINCIPAL STOCKHOLDERS

        The following table shows as of December 13, 2002, the number of shares and percentage of our outstanding common stock beneficially owned by:

  •
  each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

  •
  each director and nominee, each named executive officer and by each of our directors and nominees; and

  •
  executive officers as a group.

        Unless otherwise indicated, the address of each person identified is c/o DRS Technologies, Inc., 5 Sylvan Way, Parsippany, NJ 07054.

        The percentages shown are based on 16,895,861 shares of common stock outstanding prior to this offering as of December 13, 2002, and 21,645,861 shares of common stock outstanding after this offering assuming the underwriters do not exercise their over-allotment option. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Pursuant to Rule 13d-3 under the Exchange Act, shares of common stock that a person has the right to acquire pursuant to the exercise of stock options held by that holder that are exercisable within 60 days of December 13, 2002 are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property tax where applicable, the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them. Unless otherwise noted, each beneficial owner had sole voting power and investment power over the shares of common stock indicated opposite such beneficial owner's name.

	Amount of Shares		Percent of Class Before Offering	Percent of Class After Offering
Lancer Partners, Limited Partnership (f/k/a Lancer Partners, L.P., a New York limited partnership)(a)	1,728,900	(b)	10.2%	8.0%
Candlewood Capital Management, LLC(c)	1,056,545	(d)	6.3%	4.9%
Mark S. Newman	654,418	(e)(f)(g)	3.8%	2.9%
Ira Albom	29,500	(f)	*	*
Donald C. Fraser	17,500	(f)	*	*
William F. Heitmann	13,500	(f)	*	*
Steven S. Honigman	2,500	(f)	*	*
C. Shelton James	8,186	(f)	*	*
Mark N. Kaplan	18,500	(f)	*	*
Stuart F. Platt	85,650	(f)	*	*
Eric J. Rosen	12,500	(f)	*	*
Dennis J. Reimer	7,500	(f)	*	*
Paul G. Casner, Jr.	96,630	(f)	*	*
Nina Laserson Dunn	58,571	(f)	*	*
Richard A. Schneider	48,510	(e)(f)	*	*
Robert F. Mehmel	32,500	(f)	*	*
All directors and executive officers as a group (14 persons)	1,085,965	(e)(f)(g)

*
Less than 1%.

(a)
Lancer Partners, L.P. has its principal executive offices at 475 Steamboat Road, Greenwich, CT 06930.

(b)
Consists of 1,151,350 shares of common stock held by Lancer Offshore, Inc. ("Lancer Offshore"), a private investment company, 549,750 shares of common stock held by Lancer Partners, L.P. ("Lancer Partners"), a private investment limited partnership, and 27,800 shares of common stock held by Michael Lauer. We have been advised that Mr. Lauer has sole voting power and sole dispositive power with respect to 27,800 shares. Mr. Lauer serves as the general partner of Lancer Partners and is the managing partner of Lancer Offshore. We have has been advised that Mr. Lauer also has sole voting and dispositive authority over the shares held by Lancer Partners and Lancer Offshore with respect to a total of 1,701,100 shares. This information has been derived from statements on Schedule 13D filed with the Securities and Exchange Commission.

(c)
Candlewood Capital Management, LLC has its principal executive offices at 17 Hulfish Street, Princeton, NJ 08540.

(d)
We have been advised that Candlewood Capital Management, LLC, acting as an investment advisor, has sole voting and dispositive power with respect to 1,056,545 shares. This information has been derived from statements on Schedule 13F filed with the Securities and Exchange Commission.

(e)
Does not include 6,532 shares of common stock held by the trustee of our Retirement/Savings Plan. Mr. Newman and Mr. Schneider share the power to direct the voting of such shares with members of the administrative committee of such plan. Mr. Newman and Mr. Schneider disclaim beneficial ownership as to any of such shares.

(f)
Includes shares of common stock that might be purchased upon exercise of options that were exercisable on December 13, 2002 or within 60 days thereafter, as follows: Mr. Newman, 542,500 shares; Mr. Albom, 17,500 shares; Dr. Fraser, 17,500 shares; Mr. Heitmann, 12,500 shares; Mr. Honigman, 2,500 shares; Mr. James, 7,030 shares; Mr. Kaplan, 17,500 shares; Admiral Platt, 75,000 shares; Mr. Rosen, 12,500 shares; General Reimer, 7,500 shares; Mr. Casner, 70,000 shares; Ms. Dunn, 47,500 shares; Mr. Schneider, 40,000 shares; Mr. Mehmel, 32,500 shares and all directors, nominees and executive officers as a group, 902,030 shares.

(g)
Includes 4,800 shares of common stock held by Mr. Newman as custodian for his daughter, over which Mr. Newman has sole voting and investment power, and 50,000 shares of common stock the receipt of which has been deferred by Mr. Newman.

DESCRIPTION OF OUR CAPITAL STOCK

        As of December 13, 2002, our authorized capital stock consisted of 30,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of undesignated preferred stock, par value $10.00 per share. As of December 13, 2002, 16,895,861 shares of common stock, were issued and outstanding and 3,653,317 shares were reserved for future issuance upon exercise of outstanding stock options. There were no shares of preferred stock designated or issued. All of our outstanding shares of common stock are fully paid and non-assessable.

        Under the terms of our corporate charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption rights and liquidation preferences of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with stockholder approval of specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting common stock. We have no present plans to issue any shares of preferred stock.

        The holders of our common stock have one vote per share with respect to matters submitted to a vote of the stockholders.

UNDERWRITING

        Subject to the terms and conditions of an underwriting agreement, dated December 16, 2002, the underwriters named below have severally agreed with us to purchase from us the respective number of shares of common stock set forth opposite their respective names below.

Name	Number of Shares
Bear, Stearns & Co. Inc.	2,550,000
Morgan Stanley & Co. Incorporated	850,000
Wachovia Securities, Inc.	850,000
CJS Securities, Inc.	100,000
Gerard Klauer Mattison & Co., Inc.	100,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	100,000
SG Cowen Securities Corporation	100,000
Thomas Weisel Partners LLC	100,000

Total	4,750,000

        The underwriting agreement provides that the obligations of the underwriters are several and are subject to approval of certain legal matters by their counsel and various other conditions. The nature of the underwriters' obligation is such they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

        We have granted and option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 712,500 shares of our common stock at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus supplement. The underwriting may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.

        The following table summarizes the underwriting discounts to be paid by us to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.

	Per Share	Aggregate Without Option	Aggregate With Option
Public offering price	$28.00	$133,000,000	$152,950,000
Underwriting discounts payable by DRS	$1.40	$6,650,000	$7,647,500

        We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000. We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.56 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the repurchase of shares, in whole or in part.

        We, along with our directors and officers have agreed under lock-up agreements not to, directly or indirectly, except as set forth below, offer, sell, or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters for a period of 90 days from the date of this prospectus supplement. Bear, Stearns & Co. Inc. has agreed to allow sales of up to 150,000 shares in the aggregate by certain of our executive officers and directors other than Mark S. Newman, our Chairman of the Board, Chief Executive Officer and President.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

        The underwriters may engage in over-allotment, stabilizing transaction, syndicate covering transactions, and penalty bids or purchase of the purpose of pegging, fixing or maintaining the price of common stock, in accordance with Regulation M under the Securities Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position my be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions consist of bids to purchase the underlying security in the open market which are subject to a specified maximum.

  •
  Syndicate covering transactions involves purchase of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        In connection with the offering, the underwriters and selling group members may exchange in passive market making transactions in the common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price no in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

        The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business. Wachovia Bank, National Association, an affiliate of Wachovia Securities, Inc., is the administrative agent for our lenders under our credit facility and may receive a portion of the net proceeds of this offering in repayment of amounts outstanding owed to it under the credit facility. Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., is a lender under our credit facility but will not be receiving a portion of the net proceeds of this offering. This offering is being made pursuant to the provisions of NASD Rule 2710(c)(8). As a result, Bear, Stearns & Co. Inc. has agreed to act as qualified independent underwriter for this offering and is assuming the responsibility of acting as such in the pricing of this offering and conducting due diligence.

        A prospectus and accompanying prospectus supplement in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus and accompanying prospectus supplement in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been endorsed by us or the underwrites or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in internet websites that they do not maintain.

LEGAL MATTERS

        The validity of the shares offered hereby and certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Mark N. Kaplan, a member of our board of directors, is of counsel to Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Kaplan holds shares and options to purchase shares of our common stock. Certain legal matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of DRS Technologies, Inc. and subsidiaries as of March 31, 2002 and 2001, and for each of the years in the three-year period ended March 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the March 31, 2002, consolidated financial statements refers to a change in accounting for business combinations, goodwill and intangible assets beginning April 1, 2001.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov.

        Our common stock is listed and traded on the New York Stock Exchange under the trading symbol "DRS". Our reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows "incorporation by reference" into this prospectus supplement of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus supplement and any information filed by us with the SEC subsequent to the date of this prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:

  •
  Annual Report on Form 10-K for the year ended March 31, 2002;

  •
  Quarterly Reports on Form 10-Q for the quarters ended June 30, 2002 and September 30, 2002; and

  •
  Proxy Statement for the Annual Meeting of Shareholders held on August 8, 2002.

        We incorporate by reference any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

        We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. Requests should be directed to DRS Technologies, Inc., 5 Sylvan Way, Parsippany, New Jersey 07054 (telephone number (973) 898-1500), Attention: Investor Relations.

        You may also request a copy of any filing incorporated by reference from the SEC through the SEC's web site or at the address for its public reference room listed above.

        We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we sell all of the securities offered by this prospectus supplement:

  •
  reports filed under Section 13(a) and (c) of the Exchange Act;

  •
  definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

  •
  any reports filed under Section 15(d) of the Exchange Act.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

(This page has been left blank intentionally.)

Independent Auditors' Report

To the Board of Directors and Stockholders
DRS Technologies, Inc.:

        We have audited the accompanying consolidated balance sheets of DRS Technologies, Inc. and subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended March 31, 2002. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRS Technologies, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" for all business combinations consummated after June 30, 2001 and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" effective April 1, 2001.

/s/ KPMG LLP

Short Hills, New Jersey
May 16, 2002, except for the first paragraph
    of Note 18 which is as of May 28, 2002 and the
    second paragraph of Note 18 which is as of May 29, 2002

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except share data)

	March 31,
	2002	2001
ASSETS
Current assets
Cash and cash equivalents	$117,782	$2,324
Accounts receivable, net	110,861	97,645
Inventories, net of progress payments	120,910	74,327
Prepaid expenses, deferred income taxes and other current assets	9,276	8,697

Total current assets	358,829	182,993

Property, plant and equipment, net	50,481	37,639
Intangible assets, net	34,133	32,912
Goodwill, net	142,610	76,390
Deferred income taxes and other noncurrent assets	15,038	5,006

Total assets	$601,091	$334,940

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current installments of long-term debt	$1,435	$7,217
Short-term bank debt	226	831
Accounts payable	49,671	40,089
Accrued expenses and other current liabilities	142,260	91,170

Total current liabilities	193,592	139,307

Long-term debt, excluding current installments	138,060	75,076
Other liabilities	12,204	8,610

Total liabilities	343,856	222,993

Stockholders' equity
Preferred stock, $10.00 par value per share. Authorized 2,000,000 shares; none issued at March 31, 2002 and 2001	—	—
Common stock, $.01 par value per share. Authorized 30,000,000 and 20,000,000 shares at March 31, 2002 and 2001, respectively; issued 16,834,052 shares and 12,058,057 shares at March 31, 2002 and 2001, respectively	168	121
Additional paid-in capital	197,387	72,033
Retained earnings	64,356	44,025
Accumulated other comprehensive losses	(4,630)	(3,968)
Unamortized stock compensation	(46)	(264)

Total stockholders' equity	257,235	111,947

Commitments and contingencies (Note 15)
Total liabilities and stockholders' equity	$601,091	$334,940

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings
(in thousands, except per-share data)

	Year ended March 31,
	2002	2001	2000
Revenues	$517,200	$427,606	$391,467
Costs and expenses	467,431	389,550	363,086
Restructuring charges	—	525	2,203

Operating income	49,769	37,531	26,178
Interest income	1,144	202	200
Interest and related expenses	10,954	11,461	12,600
Other income, net	8	108	372

Earnings from continuing operations before minority interests and income taxes	39,967	26,380	14,150
Minority interest	1,606	1,426	1,318

Earnings from continuing operations before income taxes	38,361	24,954	12,832
Income taxes	18,030	12,976	5,171

Earnings from continuing operations	20,331	11,978	7,661
Loss from discontinued operations, net of tax	—	—	(1,255)
Loss on disposal of discontinued operations, net of tax	—	—	(2,096)

Net earnings	$20,331	$11,978	$4,310

Net earnings per share of common stock
Basic earnings per share:
Earnings from continuing operations	$1.52	$1.14	$0.83
Loss from discontinued operations, net of tax	—	—	(0.14)
Loss on disposal of discontinued operations, net of tax	—	—	(0.23)

Net earnings	$1.52	$1.14	$0.47

Diluted earnings per share:
Earnings from continuing operations	$1.41	$1.01	$0.76
Loss from discontinued operations, net of tax	—	—	(0.11)
Loss on disposal of discontinued operations, net of tax	—	—	(0.18)

Net earnings	$1.41	$1.01	$0.47

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Earnings
(in thousands, except share data)

	Common Stock				Accumulated Other Comprehensive Losses	Treasury Stock
			Additional Paid-In Capital	Retained Earnings				Unamortized Stock Compensation	Total Stockholders' Equity
	Shares	Amount				Shares	Amount
Balances at March 31, 1999	9,615,933	$96	$48,038	$27,737	$(139)	385,164	$(1,493)	$(797)	$73,442

Comprehensive earnings:
Net earnings	—	—	—	4,310	—	—	—	—	4,310
Foreign currency translation adjustment	—	—	—	—	53	—	—	—	53

Total comprehensive earnings	—	—	—	4,310	53	—	—	—	4,363

Stock options exercised	101,087	1	502	—	—	55,775	(495)	—	8
Compensation relating to stock options and other stock awards, net	—	—	44	—	—	—	—	327	371

Balances at March 31, 2000	9,717,020	97	48,584	32,047	(86)	440,939	(1,988)	(470)	78,184

Comprehensive earnings:
Net earnings	—	—	—	11,978	—	—	—	—	11,978
Foreign currency translation adjustment	—	—	—	—	(3,882)	—	—	—	(3,882)

Total comprehensive earnings	—	—	—	11,978	(3,882)	—	—	—	8,096

Stock options and warrants exercised	248,391	2	2,289	—	—	—	—	—	2,291
Income tax benefit from stock options exercised	—	—	607	—	—	—	—	—	607
Compensation relating to stock options and other stock awards, net of forfeitures	(10,465)	—	(105)	—	—	—	—	206	101
Conversion of 9% Debentures	2,188,691	22	18,645	—	—	—	—	—	18,667
Equity issued in connection with the GAC acquisition	355,359	4	3,997	—	—	—	—	—	4,001
Cancellation of treasury stock	(440,939)	(4)	(1,984)	—	—	(440,939)	1,988	—	—

Balances at March 31, 2001	12,058,057	121	72,033	44,025	(3,968)	—	—	(264)	111,947

Comprehensive earnings:
Net earnings	—	—	—	20,331	—	—	—	—	20,331
Unrealized losses on hedging instruments:
Cumulative adjustment at April 1, 2001	—	—	—	—	(289)	—	—	—	(289)
Unrealized losses arising during the fiscal period	—	—	—	—	(198)	—	—	—	(198)
Foreign currency translation adjustment	—	—	—	—	(175)	—	—	—	(175)

Total comprehensive earnings	—	—	—	20,331	(662)	—	—	—	19,669

Stock options exercised	454,317	4	3,780	—	—	—	—	—	3,784
Income tax benefit from stock options exercised	—	—	3,420	—	—	—	—	—	3,420
Compensation relating to stock options and other stock awards, net of forfeitures	—	—	—	—	—	—	—	218	218
Secondary stock issuance	3,755,000	37	112,557	—	—	—	—	—	112,594
Warrants exercised	580,906	6	5,803	—	—	—	—	—	5,809
Other	(14,228)	—	(206)	—	—	—	—	—	(206)

Balances at March 31, 2002	16,834,052	$168	$197,387	$64,356	$(4,630)	—	$—	$(46)	$257,235

        See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,
	2002	2001	2000
Cash Flows from Operating Activities
Net earnings	$20,331	$11,978	$4,310
Adjustments to reconcile net earnings to cash flows from operating activities:
Loss from discontinued operations, net of tax	—	—	1,255
Loss on disposal of discontinued operations, net of tax	—	—	2,096
Depreciation and amortization	13,789	16,125	17,070
Inventory reserves and provision for doubtful accounts	(542)	2,654	2,373
Deferred income taxes	2,895	(287)	(550)
Other, net	788	1,856	1,382
Changes in assets and liabilities, net of effects from business combinations:
Increase in accounts receivable	(2,618)	(15,926)	(4,131)
(Increase) decrease in inventories	(25,400)	(10,007)	7,516
(Increase) decrease in prepaid expenses and other current assets	(3,424)	354	1,573
Increase (decrease) in accounts payable	9,546	11,007	(15,450)
Increase (decrease) in accrued expenses and other current liabilities	6,835	6,916	(3,750)
Increase (decrease) in customer advances	4,573	7,057	(6,518)
Other, net	1,076	2,148	841

Net cash provided by operating activities of continuing operations	27,849	33,875	8,017
Net cash used in operating activities of discontinued operations	—	—	(590)

Net cash provided by operating activities	27,849	33,875	7,427

Cash Flows from Investing Activities
Capital expenditures	(13,583)	(16,185)	(6,210)
Payments pursuant to business combinations, net of cash acquired	(72,261)	(6,979)	(8,386)
Proceeds from sale of business	—	3,575	—
Other, net	901	329	(230)

Net cash used in investing activities from continuing operations	(84,943)	(19,260)	(14,826)
Net cash used in investing activities from discontinued operations	—	—	(130)

Net cash used in investing activities	(84,943)	(19,260)	(14,956)

Cash Flows from Financing Activities
Payments on long-term debt	(161,093)	(63,130)	(10,096)
Proceeds from long-term debt borrowings	212,276	44,784	12,925
Retirement of convertible debt	—	—	(690)
Proceeds from sale of common stock	112,594	—	—
Proceeds from exercise of stock options and warrants	9,589	2,188	8
Other, net	(801)	102	98

Net cash provided by (used in) financing activities	172,565	(16,056)	2,245

Effect of exchange rates on cash and cash equivalents	(13)	(13)	(969)

Net increase (decrease) in cash and cash equivalents	115,458	(1,454)	(6,253)
Cash and cash equivalents, beginning of year	2,324	3,778	10,031

Cash and cash equivalents, end of year	$117,782	$2,324	$3,778

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

        A.    Organization    DRS Technologies, Inc. and subsidiaries (hereinafter, DRS or the Company) is a supplier of defense electronic systems and components and has served the defense industry for over thirty years. The Company provides advanced technology products and services to government and commercial customers worldwide, developing and manufacturing a broad range of mission-critical products in the areas of communications, combat systems, rugged computers, electro-optics, data storage, digital imaging, flight safety and space. The Company's defense electronic systems and subsystems are sold to all branches of the U.S. military, U.S. government intelligence agencies, major aerospace and defense contractors, and international military forces.

        B.    Basis of Presentation and Use of Estimates    The consolidated financial statements include the accounts of DRS Technologies, Inc., its subsidiaries (all of which are wholly or majority owned) and a joint venture consisting of an 80% controlling partnership interest. All significant inter-company transactions and balances have been eliminated in consolidation.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to contract estimates of sales and estimated costs to complete contracts in process, market values of inventories reported at lower of cost or market, recoverability of reported amounts of fixed assets, goodwill and intangible assets, and valuation of deferred tax assets and liabilities. Actual results could differ from these estimates.

        C.    Classifications    Unbilled receivables, inventories, accrual for future costs on uncompleted contracts, unearned income and accrual for future costs related to acquired contracts are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets and liabilities, respectively.

        The Company classifies its revolving line of credit borrowings as long-term debt, excluding current installments. This classification reflects the intent of the borrowings and their maturity date, which as of March 31, 2002 and 2001, was greater than one year.

        Certain other amounts for prior years have been reclassified to conform with the fiscal 2002 presentation.

        D.    Translation of Foreign Currency Financial Statements and Foreign Currency Transactions Transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. The operations of the Company's foreign subsidiaries are translated from the local (functional) currencies into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The rates of exchange at each balance sheet date are used for translating certain balance sheet accounts, and a weighted average rate of exchange is used for translating the statements of earnings. Gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a component of accumulated other comprehensive losses. Foreign exchange transaction gains and losses in fiscal 2002, 2001 and 2000 were not material.

        E.    Cash and Cash Equivalents    The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

        F.    Receivables    Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes, but not yet billed to customers.

        G.    Inventories    Commercial and other non-contract inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Costs accumulated under contracts are stated at actual cost, not in excess of estimated net realizable value, including, for long-term government contracts, applicable amounts of general and administrative expenses, which include research and development costs, where such costs are recoverable under customer contracts. General and administrative expenses related to commercial products and services provided essentially under commercial terms and conditions are expensed as incurred and included in costs and expenses in the Consolidated Statements of Earnings.

        Pursuant to contract provisions, agencies of the U.S. government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of progress payments and advances. Accordingly, such progress payments and certain advances are reflected as an offset against the related inventory balances. To the extent that customer advances exceed related inventory levels, such advances are classified as current liabilities.

        H.    Property, Plant and Equipment    Depreciation and amortization are calculated on the straight-line method. The ranges of estimated useful lives are: office furnishings, laboratory, production and other equipment, 3-10 years; building and building improvements, 15-40 years; and leasehold improvements, over the shorter of the estimated useful lives of the improvements or the life of the lease.

        Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. Costs of assets retired, sold or otherwise disposed of are removed from the accounts, and any gains or losses thereon are reflected in results of operations.

        I.    Goodwill and Acquired Intangible Assets    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" (SFAS 141 and SFAS 142), respectively. SFAS 141 replaces Accounting Principles Board Opinion No. 16 and requires the use of the purchase method for all business combinations initiated after June 30, 2001. It also provides guidance on purchase accounting related to the recognition of intangible assets, noting that any purchase price allocated to an assembled workforce may not be accounted for separately, and accounting for negative goodwill. SFAS 142 requires that goodwill and identifiable acquired intangible assets with indefinite useful lives shall no longer be amortized, but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 142 also requires the amortization of identifiable assets with finite useful lives, although the statement no longer limits the amortization period to forty years. Identifiable acquired intangible assets, which are subject to amortization, are to be tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        The Company elected to adopt the provisions of SFAS 142 as of April 1, 2001 and has identified its reporting units to be its operating segments. The Company has determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of April 1, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that did not meet the criteria for recognition apart from goodwill under SFAS 141 were reclassified to goodwill. In connection with the adoption of SFAS 142, the Company was required to perform a transitional goodwill impairment assessment within six months of adoption. The Company completed its transitional goodwill impairment assessment, with no adjustment to the carrying value of its goodwill as of April 1, 2001. The annual impairment test is performed after completion of the Company's annual financial operating plan, which occurs in the fourth quarter of its fiscal year. The Company completed its annual impairment test with no adjustment to the carrying value of its goodwill as of March 31, 2002. The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the fair value of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. The Company estimates the fair value of its reporting units by applying third party market value indicators to the reporting unit's projected revenues, earnings before net interest and taxes (EBIT) and earnings before net interest, taxes, depreciation and amortization (EBITDA) and calculating an average of the three extended market values.

        The Company is amortizing its acquired intangibles on a straight-line basis over 4-30 years. See Note 3 for additional information on goodwill and acquired intangible assets.

        J.    Impairment of Long-Lived Assets and Acquired Intangible Assets    The Company assesses the recoverability of the carrying value of its long-lived assets and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

        K.    Derivative Financial Instruments    DRS does not use derivative financial instruments for speculative purposes. The Company utilizes variable rate debt to fund its operations and sustain its growth. Such variable rate borrowings expose the Company to interest rate risk and the related impact that changes in interest rates can have on the Company's earnings and on its cash flows. In an effort to limit its interest expense and cash flow exposure, and in accordance with certain covenants in DRS's previous credit facility, the Company entered into interest rate collar agreements with notional amounts covering a limited amount of the aggregate outstanding principal balance of the Company's term loans (see Note 10). An interest rate collar is a combination of an interest rate cap and an interest rate floor. The collars in place allow the Company to manage a portion of its variable rate borrowings within an acceptable, predetermined range. Under the collar, no payments are required to be made by the Company or paid to the Company unless the prevailing LIBOR rate (London Interbank Offered Rate) drops below the floor or exceeds the ceiling. Any payment made or received by the Company in connection with the settlement of a collar is reflected as an adjustment to interest expense in the period in which it is settled.

        Effective April 1, 2001, the Company adopted SFAS No. 133 (SFAS 133). This Statement requires the recognition of all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and the periodic adjustment of those instruments to fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resultant designation.

        On April 1, 2001, in accordance with the provisions of SFAS 133, the Company designated its interest rate collars as cash flow hedges and recorded the fair value of the instruments on the balance sheet at that date, with a corresponding adjustment to accumulated other comprehensive losses. Due to the nature and characteristics of the Company's designated hedging instruments, all adjustments to the fair values of such instruments are adjusted via accumulated other comprehensive losses. The effect of adopting SFAS 133 at April 1, 2001, and the amounts recorded related to its derivative financial instruments as of and for the year ended March 31, 2002, were not material to the Company's consolidated financial position and did not impact the Company's consolidated results of operations or cash flows.

        L.    Revenue Recognition    Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made and, in certain circumstances, when all applicable revenue recognition criteria are met, prior to shipment to the customer. The estimated profits applicable to shipments are recorded pro rata based upon estimated total profit at completion of the contracts. Revenues from commercial product sales also are recognized upon shipment.

        Revenues on contracts with significant engineering as well as production requirements are recorded using the percentage-of-completion method measured by the costs incurred on each contract to estimated total contract costs at completion (cost-to-cost) with consideration given for risk of performance and estimated profit.

        Revenues from cost-reimbursement contracts are recorded, together with the fees earned, as costs are incurred.

        Most of the Company's contracts are long-term in nature, spanning multiple years. The Company reviews cost performance and estimates to complete on its ongoing and acquired contracts at least quarterly and in many cases more frequently. If the estimated cost to complete a contract changes from the previous estimate, the Company will record a positive or negative adjustment to earnings in the current period. The Company records contracts acquired in connection with a business combination at remaining contract value less DRS's estimate to complete and a profit margin commensurate with the profit margin the Company earns on similar contracts. Revisions to cost estimates subsequent to the date of acquisition may be recorded as an adjustment to goodwill or earnings, depending on the nature and timing of the revision.

        Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase or decrease earnings based solely on a single significant event, generally are not recognized until the event occurs.

        Included in revenues for fiscal 2002, 2001 and 2000 were $36.2 million, $32.9 million and $23.5 million, respectively, of customer-sponsored research and development.

        Approximately 78%, 78% and 80% of the revenues in fiscal 2002, 2001 and 2000, respectively, were derived directly or indirectly from defense-industry contracts with the United States government. In addition, approximately 11% in fiscal 2002, and 12% in fiscal 2001 and fiscal 2000 of the Company's revenues were derived directly or indirectly from sales to foreign governments.

        M.    Stock-Based Compensation    As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company applies APB No. 25 in accounting for its stock option plans and, accordingly, compensation cost is recognized for its stock options in the financial statements only as it relates to non-qualified stock options for which the exercise price was less than the fair market value of the Company's common stock as of the date of grant. The compensation cost of these grants is amortized on a straight-line basis over the vesting periods. The Company follows the provisions of SFAS 123 and provides pro forma disclosures of net earnings and earnings per share as if the fair value-based method of accounting for stock options, as defined in SFAS 123, had been applied (see Note 13).

        N.    Income Taxes    In accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        O.    Earnings Per Share    Basic earnings per share (EPS) is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during each period. The computation of diluted earnings per share includes the effect of shares from the assumed exercise of dilutive stock options and warrants and, when dilutive, the effect of the assumed conversion of the Company's previously outstanding 9% Senior Subordinated Debentures (see Note 10). The following table provides the components of the per-share computations:

	Year Ended March 31,
	2002	2001	2000
	(in thousands, except per-share data)
Basic EPS Computation
Net earnings from continuing operations	$20,331	$11,978	$7,661
Net loss from discontinued operations, net of tax	—	—	(1,255)
Loss on disposal of discontinued operations, net of tax	—	—	(2,096)

Net earnings	$20,331	$11,978	$4,310

Weighted average common shares outstanding	13,408	10,485	9,268

Basic earnings (losses) per share:
Net earnings from continuing operations	$1.52	$1.14	$0.83
Net loss from discontinued operations, net of tax	—	—	(0.14)
Loss on disposal of discontinued operations, net of tax	—	—	(0.23)

Net earnings	$1.52	$1.14	$0.47

Diluted EPS Computation
Net earnings from continuing operations	$20,331	$11,978	$7,661
Interest and expenses related to convertible debentures	—	574	1,130

Adjusted net earnings from continuing operations	20,331	12,552	8,791
Net loss from discontinued operations, net of tax	—	—	(1,255)
Loss on disposal of discontinued operations, net of tax	—	—	(2,096)

Adjusted net earnings	$20,331	$12,552	$5,440

Diluted common shares outstanding:
Weighted average common shares outstanding	13,408	10,485	9,268
Stock options and warrants	1,047	642	172
Convertible debentures	—	1,308	2,162

Diluted common shares outstanding	14,455	12,435	11,602

Diluted earnings (losses) per share:
Net earnings from continuing operations	$1.41	$1.01	$0.76
Net loss from discontinued operations, net of tax	—	—	(0.11)
Loss on disposal of discontinued operations, net of tax	—	—	(0.18)

Net earnings	$1.41	$1.01	$0.47

        P.    Fair Value of Financial Instruments    Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities reported in the Consolidated Balance Sheets equal or approximate fair values. The fair value of the Company's outstanding term loan approximates its recorded value, based on the variable rates of the facility and currently available terms and conditions for similar debt at March 31, 2002. The market values of the Company's interest rate collars are disclosed herein (see Note 10).

        Q.    New Accounting Pronouncements    In June 2001, the FASB issued SFAS No. 143, "Accounting for Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company currently is evaluating the provisions of SFAS 143, but expects that the provisions will not have a material impact on its consolidated financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS 121, but retains its fundamental provisions for the (a) recognition/measurement of impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting/reporting provisions of APB No. 30 for segments of a business to be disposed of, but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 became effective for us on April 1, 2002. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

        In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses because Statement No. 4 has been rescinded. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary.

        SFAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. We are required to adopt SFAS 145, effective for fiscal 2003.The Company does not expect the adoption of SFAS 145 to have a material impact on its consolidated financial statements.

Note 2. Business Combinations

        On September 28, 2001, DRS acquired certain assets and liabilities of the Sensors and Electronic Systems business of The Boeing Company (SES business). The Company paid approximately $60.1 million in cash, net of a $7.0 million favorable working capital adjustment received in the fourth quarter of fiscal 2002 for the acquisition. In addition to the purchase price, the estimated costs related to the acquisition, including professional fees, approximated $4.0 million. SES, located in Anaheim, California, is a leading provider of advanced electro-optical airborne and naval surveillance and targeting systems, high-performance military infrared cooled sensor systems, and infrared uncooled sensor products for military and commercial applications. Production, engineering and management of the contracts acquired in the SES acquisition have been assigned, based on operational synergies, to two previously existing Electro-Optical Systems Group operating units, as well as a new operating unit called DRS Sensors & Targeting Systems, Inc. (DRS STS). DRS STS was created as a result of the SES acquisition, and it is also an operating unit of the Company's Electro-Optical Systems Group (EOSG). This acquisition broadens the product lines and customer base of EOSG, particularly in those areas associated with naval and air-based applications, and provides a strong complement to DRS's existing products in ground-based forward looking infrared technology. The results of the acquired business have been included in the consolidated financial statements of the Company since the acquisition date.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of refining its estimates to complete on certain acquired contracts and, as such, the purchase price allocation is subject to change. The Company will finalize the purchase price allocation upon completion of its internal assessment of the estimates to complete on the acquired contracts. The Company will complete its internal assessment of all acquired contracts in the second quarter of fiscal 2003.

September 28,
2001
(in thousands)
Accounts receivable	$8,348
Inventory	16,913
Property, plant and equipment	6,301
Goodwill	64,593
Acquired intangible assets	14,000

Total assets acquired	110,155

Accrual for future costs on acquired contracts	34,623
Unearned income	10,071
Other current liabilities	5,323

Total liabilities assumed	50,017

Net assets acquired	$60,138

        $64.6 million of goodwill was allocated to the EOSG operating segment, all of which is expected to be deductible for tax purposes. $14.0 million in acquired intangible assets was assigned to customer-related intangibles, which are subject to amortization, and they have a weighted-average useful life of approximately 17 years.

        The following unaudited pro forma financial information shows the results of operations for the years ended March 31, 2002 and 2001, as though the SES acquisition had occurred on April 1, 2000. The unaudited pro forma presentation reflects adjustments for the capitalization of general and administrative costs, amortization of acquired intangible assets and increased interest expense.

	Year Ended March 31,
	2002	2001
	(in thousands, except per-share data)
	Unaudited
Revenues	$570,756	$535,949
Net earnings	$17,271	$7,582
Earnings per share of common stock:
Basic earnings per share	$1.29	$0.72
Diluted earnings per share	$1.19	$0.66

        The unaudited pro forma financial information shown above is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the dates indicated above or of the results that may be obtained in the future.

        On August 22, 2001, the Company acquired certain assets and liabilities of the Electro Mechanical Systems unit of Lockheed Martin Corporation for $4.0 million in cash, subject to adjustment, and $300,000 in acquisition-related costs. This unit now operates as DRS Surveillance Support Systems, Inc. (DRS SSS), a unit of the Company's Electronic Systems Group (ESG), and is located in Largo, Florida. DRS SSS produces pedestals, support systems and antennae for radar and other surveillance sensor systems.

        On June 14, 2000, the Company acquired the assets of General Atronics Corporation for $7.5 million in cash, $4.0 million in common stock, representing 355,359 shares of common stock, and $420,000 in acquisition-related costs. The Company funded the cash portion of this acquisition through borrowings under its revolving line of credit. Located in Wyndmoor, Pennsylvania, and now operating as DRS Communications Company, LLC (DRS Communications Company), the company designs, develops and manufactures military data link components and systems, high-frequency communication modems, tactical and secure digital telephone components and radar surveillance systems for U.S. and international militaries. DRS Communications Company is being managed as part of the Company's Flight Safety and Communications Group (FSCG).The Company recorded $6.8 million of goodwill in connection with the acquisition.

        On July 21, 1999, the Company acquired Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd., for $7.8 million in cash. Located in Farnham, Surrey, U.K., the company designs and develops rugged computers and peripherals primarily for military applications. The Company recorded $8.7 million of goodwill in connection with the acquisition.

        All of the aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported consolidated operating results from their respective effective dates of acquisition. Except for the SES acquisition, the financial position and results of operations of these businesses were not significant to those of the Company as of their respective effective dates of acquisition.

Note 3. Goodwill and Related Intangible Assets

        The following disclosure presents certain information on the Company's acquired intangible assets as of March 31, 2002 and 2001. All intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

Acquired Intangible Assets	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
		(in thousands)
As of March 31, 2002
Amortized acquired intangible assets:
Technology-based intangibles	21 years	$22,931	$(5,155)	$17,776
Customer-related intangibles	19 years	18,230	(1,873)	16,357

Total		$41,161	$(7,028)	$34,133

As of March 31, 2001
Amortized acquired intangible assets:
Technology-based intangibles	22 years	$18,225	$(4,032)	$14,193
Customer-related intangibles	21 years	7,630	(1,166)	6,464
Workforce	16 years	7,628	(757)	6,871
Technical infrastructure	20 years	5,280	(638)	4,642
Other	30 years	1,700	(958)	742

Total		$40,463	$(7,551)	$32,912

        The aggregate acquired intangible asset amortization expense for the fiscal years ended March 31, 2002, 2001 and 2000 was $1.8 million, $2.1 million and $1.9 million, respectively. The estimated acquired intangible asset annual amortization expense for each of the subsequent five fiscal years ending March 31, 2007 will be approximately $2.2 million.

        The table below reconciles the change in the carrying amount of goodwill by operating segment for the period from March 31, 2001 to March 31, 2002, including the effect of the allocation of the purchase price for the SES acquisition, which is subject to change in fiscal 2003, as discussed in Note 2. During fiscal 2002, the Company recorded a $12.7 million reduction in goodwill in connection with the reduction of accruals on certain acquired contracts. Also during fiscal 2002, DRS recorded increases to goodwill of $3.8 million and $2.9 million, plus interest, for the settlement of a working capital adjustment with Raytheon Company (Raytheon) and an estimated working capital adjustment with Spar Aerospace Ltd. (Spar), respectively. The Raytheon working capital adjustment is associated with the fiscal 1999 acquisition of certain assets of the ground-based Electro-Optical Systems and Focal Plane Array businesses of Raytheon, and the Spar working capital adjustment is a result of the fiscal 1998 acquisition of certain assets of the Applied Systems division of Spar.

	Electronic Systems Group	Electro- Optical Systems Group	Flight Safety and Communications Group	Other	Total
	(in thousands)
Balance as of March 31, 2001	$31,450	$20,236	$24,661	$43	$76,390
Effect of adoption of SFAS 141 and 142:
Workforce	—	3,807	3,064	—	6,871
Technical infrastructure	—	4,642	—	—	4,642
Other	—	—	742	—	742
Existing technology	—	—	(1,155)	—	(1,155)
Adjustments	—	—	—	(43)	(43)

Balance as of April 1, 2001	31,450	28,685	27,312	—	87,447
Acquisitions	—	64,593	—	—	64,593
Adjustment on acquired contract	—	(12,691)	—	—	(12,691)
Working capital adjustments	—	3,823	2,908	—	6,731
Deferred tax asset adjustment—NAI acquisition	(3,354)	—	—	—	(3,354)
Foreign currency translation adjustment	31	—	(147)	—	(116)

Balance as of March 31, 2002	$28,127	$84,410	$30,073	$—	$142,610

        The following pro forma information reconciles the net earnings reported for the years ended March 31, 2002, 2001 and 2000 to adjusted net earnings, reflecting the impact of SFAS 142:

	Year Ended March 31,
	2002	2001	2000
	(in thousands, except per-share data)
Reported net earnings	$20,331	$11,978	$4,310
Add back:
Goodwill and related intangible amortization, net of tax benefit of $2,497 and $2,179 in fiscal 2001 and 2000, respectively	—	2,815	3,010

Adjusted net earnings	$20,331	$14,793	$7,320

Basic earnings per share:
Reported net earnings	$1.52	$1.14	$0.47
Add back:
Goodwill and related intangible amortization, net of tax benefit of $0.24 in fiscal 2001 and 2000	—	0.27	0.32

Adjusted net earnings	$1.52	$1.41	$0.79

Diluted earnings per share:
Reported net earnings	$1.41	$1.01	$0.47
Add back:
Goodwill and related intangible amortization, net of tax benefit of $0.20 and $0.19 in fiscal 2001 and 2000, respectively	—	0.23	0.26

Adjusted net earnings	$1.41	$1.24	$0.73

Note 4. Discontinued Operations

        On May 18, 2000, the Company's Board of Directors approved an agreement to sell DRS's magnetic tape head business units located in St. Croix Falls, Wisconsin, and Razlog, Bulgaria. These operations produced primarily magnetic tape recording heads for transaction products that read data from magnetic cards, tapes and ink. In fiscal 2000 in anticipation of the sale, the Company recorded a $2.1 million charge, net of tax, on the disposal of these operations. On August 31, 2000, the Company completed the sale and received $3.0 million of cash and a note receivable of $1.7 million. Actual income from discontinued operations for the five months ended August 31, 2000 was $135,000 greater than estimated at March 31, 2000. Other costs associated with the disposal substantially offset the improvement in operating results and, therefore, no adjustment to the loss on disposal of discontinued operations recorded at March 31, 2000 was required in fiscal 2001.

        The results of operations of these magnetic tape head business units, reported as discontinued operations for the year ended March 31, 2000, are summarized as follows:

Year Ended March 31,
2000
(in thousands)
Revenues	$9,572
Loss before income taxes	(1,788)
Income tax benefit	533

Loss from discontinued operations	$(1,255)

Note 5. Restructuring

        During the third and fourth quarters of fiscal 2000, the Company announced plans to restructure its operations, which resulted in the Company recording restructuring charges totaling $2.2 million. The Company's restructuring initiatives impacted FSCG and DRS Corporate. FSCG recorded restructuring charges totaling $1.6 million at its DRS Photronics, Inc., DRS Hadland Ltd. and DRS Precision Echo, Inc. operating units for facility consolidation, severance and other employee-related costs. In addition, DRS Corporate recorded a restructuring charge of $560,000 for severance and other employee-related costs. Severance and other employee costs were recorded in connection with the termination of 13 employees. As of March 31, 2000, all terminations had occurred.

        In the third quarter of fiscal 2001, the Company revised its estimate relating to its facility consolidation in Oakland, New Jersey and recorded an additional charge of $525,000 at FSCG. The table below reconciles the restructuring liability at March 31, 2000 to the restructuring liability at March 31, 2002. The balance of the restructuring liability at March 31, 2002 will be utilized in the first quarter of fiscal 2003. The restructuring charge liability is included in accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

	Liability at March 31, 2000	Fiscal 2001 Charges	Utilized in Fiscal 2001	Liability at March 31, 2001	Utilized in Fiscal 2002	Liability at March 31, 2002
	(in thousands)
Estimated lease commitments and related facility costs	$328	$525	$396	$457	$372	$85
Severance/employee costs	690	—	434	256	256	—

Total	$1,018	$525	$830	$713	$628	$85

Note 6. Accounts Receivable

        The component elements of accounts receivable, net of allowances for doubtful accounts of $1.4 million and $1.1 million at March 31, 2002 and 2001, respectively, are as follows:

	March 31,
	2002	2001
	(in thousands)
U.S. Government:
Amounts billed	$33,235	$37,835
Recoverable costs and accrued profit on progress completed, not billed	11,347	3,043

	44,582	40,878

Other defense contracts:
Amounts billed	44,409	42,041
Recoverable costs and accrued profit on progress completed, not billed	5,553	6,506

	49,962	48,547

Other trade receivables	16,317	8,220

Total	$110,861	$97,645

        Included in accounts receivable is $269,000 and $644,000 at March 31, 2002 and 2001, respectively, arising from retainage provisions and holdbacks in certain contracts with the United States and Canadian governments which may not be collected within one year. The Company receives progress payments on certain contracts of approximately 75-90% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company bills based upon units delivered.

Note 7. Inventories

        Inventories are summarized as follows:

	March 31,
	2002	2001
	(in thousands)
Work-in-process	$139,748	$83,058
Raw material and finished goods	9,127	7,992

	148,875	91,050
Less progress payments	(27,965)	(16,723)

Total	$120,910	$74,327

        General and administrative costs included in inventory were $16.3 million and $14.5 million at March 31, 2002 and 2001, respectively. General and administrative costs included in costs and expenses amounted to $99.0 million, $78.6 million and $69.5 million in fiscal 2002, 2001 and 2000, respectively. Included in these amounts are expenditures for internal research and development, amounting to $9.5 million, $8.0 million and $9.9 million in fiscal 2002, 2001 and 2000, respectively.

Note 8. Property, Plant and Equipment

        Property, plant and equipment are summarized as follows:

	March 31,
	2002	2001
	(in thousands)
Laboratory and production equipment	$55,389	$44,927
Computer equipment	15,788	12,499
Buildings and improvements and leasehold improvements	17,415	13,725
Office furnishings, equipment and other	7,278	5,630

	95,870	76,781
Less accumulated depreciation and amortization	45,389	39,142

Total	$50,481	$37,639

        Annual depreciation and amortization of property, plant and equipment amounted to $10.7 million,$8.6 million and $9.5 million in fiscal 2002, 2001 and 2000, respectively.

Note 9. Accrued Expenses and Other Current Liabilities

        The component elements of accrued expenses and other current liabilities are as follows:

	March 31,
	2002	2001
	(in thousands)
Payroll, other compensation and related expenses	$20,653	$13,492
Income taxes payable	5,651	4,329
Customer advances	23,983	18,796
Accrual for future costs on uncompleted contracts	9,324	8,032
Unearned income and accrual for future costs related to acquired contracts	42,351	26,720
Other	40,298	19,801

Total	$142,260	$91,170

Note 10. Debt

        A summary of debt is as follows:

	March 31,
	2002	2001
	(in thousands)
Term notes	$139,300	$68,019
Revolving lines of credit	—	14,274
Other obligations	421	831

	139,721	83,124
Less:
Current installments of long-term debt	1,435	7,217
Short-term bank debt	226	831

Total long-term debt	$138,060	$75,076

        In fiscal 1996, DRS issued 9% Senior Subordinated Convertible Debentures, due October 1, 2003 (9% Debentures), for an aggregate principal amount of $25.0 million. The 9% Debentures were convertible at their face amount any time prior to maturity into shares of DRS common stock, unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. In fiscal 2001, the remaining balance of the 9% Debentures was converted into approximately 2.2 million shares of the Company's common stock. The Company recorded a non-cash charge to interest expense of $305,000 in fiscal 2001 in connection with certain conversions.

        On September 28, 2001, simultaneously with the SES business acquisition, the Company entered into a $240 million credit agreement with a syndicate of lenders, with Wachovia Bank, N.A. as the lead lender, consisting of a term loan in the aggregate principal amount of $140 million (Term Loan) and a $100 million revolving line of credit (Line of Credit) (collectively referred to as the Credit Facility).The maturity dates of the Term Loan and the Line of Credit are September 30, 2008 and September 30, 2006, respectively. The Term Loan requires quarterly principal payments of $350,000, which began on December 31, 2001. Borrowings under the Credit Facility bear interest, at the Company's option, at either: a "base rate" (as defined in the Credit Agreement) equal to the higher of 0.50% per annum above the latest Prime Rate and Federal Funds Rate plus a spread ranging from 1.25% to 2.25% per annum, depending on the Company's Total Leverage Ratio (TLR) at the time of determination; or a LIBOR rate (as defined in the Credit Agreement) plus a spread ranging from 2.25% to 3.25% per annum, depending on the Company's TLR. The TLR is defined as total debt minus performance-based letters of credit, as compared with EBITDA (as defined in the Credit Agreement).The Credit Facility is secured by substantially all of the assets of DRS. There were no borrowings under the Company's revolving line of credit as of March 31, 2002.The interest rate on the Company's outstanding Term Loan was approximately 5.3% at March 31, 2002.

        There are certain covenants and restrictions placed on DRS under its Credit Facility, including a maximum TLR and a minimum fixed-charge ratio, a restriction on the payment of dividends on DRS's capital stock, a limitation on the issuance of additional debt, a requirement that the Company offer to make prepayments on its term loans outstanding with 50% of the aggregate net cash proceeds from any equity offering, and certain other restrictions. In connection with the issuance of its common stock in December 2001, the Company made the required prepayment offers to the term loan lenders; none of the lenders in the syndicate accepted such prepayment offers.

        The Company used $88.5 million from the Credit Facility to repay the balance of the debt outstanding under DRS's previously existing $160 million credit facility with Mellon Bank, N.A. (Mellon Facility). The Mellon Facility consisted of two term loans: the first in the principal amount of $30 million (First Term Loan) and the second in the principal amount of $50 million (Second Term Loan); and a revolving line of credit (Mellon Line of Credit) for $80 million, subject to a borrowing base calculation.

        The Company was in compliance with all covenants under its credit agreements at March 31, 2002 and 2001. As of March 31, 2002, the Company had approximately $88.4 million of additional available credit, after satisfaction of its borrowing base requirement.

        As of March 31, 2002, $139.3 million of term loans were outstanding against the Credit Facility, in addition to which $11.6 million was contingently payable under letters of credit, as compared with amounts outstanding and contingently payable under the Mellon Facility at March 31, 2001 of $82.1 million and $6.2 million, respectively. The Company enters into standby letter of credit agreements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services and to secure advanced payments it has received from customers.

        Weighted average borrowings under revolving lines of credit for the fiscal years ended March 31, 2002 and 2001 were $12.7 million and $24.5 million, respectively. The weighted average interest rate on outstanding revolving line of credit borrowings as of March 31, 2001 was 7.8%. The effective interest rate on the Term Loan was 5.3% as of March 31, 2002, and the rates on the First and Second Term Loans were 7.5% and 9.45%, respectively, as of March 31, 2001.

        The aggregate maturities of long-term debt for fiscal 2003 are $1.7 million, $1.4 million per year for fiscal 2004-2007 and $132.3 million thereafter.

        As discussed in Note 1, the Company entered into interest rate collar agreements with notional amounts covering a limited amount of the aggregate outstanding principal balance of the term loans. A summary of the interest rate collar agreements in place as of March 31, 2002 and 2001 follows:

		Notional Amount					Estimated Fair Value
		March 31,					March 31,
Effective Date	Expiration Date				Ceiling Rate	Floor Rate
		2002	2001	Reference Rate			2002	2001
		(dollars in thousands)
4/22/99	1/26/02	$20,000	$20,000	3 Month LIBOR	5.75%	4.80%	$—	$(74)
1/26/01	1/30/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.09%	$(246)	$(110)
1/29/01	1/31/03	$10,000	$10,000	3 Month LIBOR	6.50%	5.05%	$(241)	$(105)

        The weighted average three-month LIBOR rate in effect for the Company's collars outstanding as of March 31, 2002 was 1.87%.

Note 11. Supplemental Cash Flow Information

	Year Ended March 31,
	2002	2001	2000
	(in thousands)
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$9,547	$11,518	$11,055
Income taxes	$12,679	$9,175	$6,382
Supplemental disclosure of noncash investing and financing activities:
Deferred acquisition costs for business combinations	$655	$—	$—
Common stock issued for purchase of General Atronics Corporation	$—	$4,000	$—
Common stock issued for purchase of NAI Technologies, Inc.	$—	$—	$27,069
Note receivable—sale of magnetic tape head business	$—	$1,741	$—
Conversion of 9% Debentures	$—	$18,870	$—

Note 12. Income Taxes

        Earnings from continuing operations before income taxes consist of the following:

	Year Ended March 31,
	2002	2001	2000
	(in thousands)
Earnings from continuing operations before income taxes:
Domestic earnings	$36,943	$29,384	$9,594
Foreign earnings (losses)	1,418	(4,430)	3,238

Total	$38,361	$24,954	$12,832

        Income tax expense from continuing operations consists of the following:

	March 31,
	2002	2001	2000
	(in thousands)
Income tax expense (benefit)
Current:
Federal	$11,466	$8,962	$2,728
State	2,760	2,654	885
Foreign	896	1,647	2,108

	15,122	13,263	5,721

Deferred:
Federal	1,130	844	804
State	136	928	(492)
Foreign	1,642	(2,059)	(862)

	2,908	(287)	(550)

Total	$18,030	$12,976	$5,171

        Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are as follows:

	March 31,
	2002	2001
	(in thousands)
Deferred tax assets:
Acquired federal net operating loss (NOL) carryforwards	$6,438	$4,814
State NOL carryforwards	3,775	3,808
Foreign NOL carryforwards	3,681	2,595
Costs accrued on uncompleted contracts	5,933	3,845
Deferred financing costs	—	628
Inventory capitalization	3,331	3,359
Other	3,754	2,900

Total gross deferred tax assets	26,912	21,949
Less valuation allowance	(5,435)	(4,395)

Deferred tax assets	21,477	17,554

Deferred tax liabilities:
Depreciation and amortization	943	1,062
Long-term contract costs	8,860	6,138
Federal impact of state benefits	510	446
Other	2,874	2,057

Deferred tax liabilities	13,187	9,703

Net deferred tax assets	$8,290	$7,851

        A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to state and foreign net operating loss (NOL) carryforwards at March 31, 2002 and 2001, due to the uncertainty of future earnings of certain subsidiaries of the Company and the status of applicable statutory regulations that could limit or preclude utilization of these benefits in future periods. During the fiscal year ended March 31, 2002, the valuation allowance increased by a net amount of $1.0 million as follows. The valuation allowance attributable to certain temporary differences in the amount of $1.3 million was released due to a change in the expectation of the utilization of such temporary differences, primarily as a result of a change in the Internal Revenue Code with regard to the separate return limitation rules. Since the valuation allowance was established as a result of the Company's fiscal 1999 NAI Technologies, Inc. (NAI) acquisition, the change of such valuation allowance did not reduce income tax expense, but rather reduced goodwill. The $600,000 valuation allowance associated with the U.K. NOL for DRS Hadland Ltd. was released, due to the operating unit's increased profitability. There was a $2.9 million increase in the valuation allowance associated with the U.K. NOL and temporary differences for DRS Rugged Systems (Europe) Ltd., due to the uncertainty of the operating unit's future profitability. During the fiscal year ended March 31, 2001, the valuation allowance decreased by approximately $3.6 million, primarily as a result of a change in the expectation of the utilization of a U.S. federal NOL acquired as a result of the NAI acquisition. Based upon the level of historical taxable income and projections for future taxable income over the period in which the Company's deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2002 and 2001.

        The Company provides for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. While these earnings would be subject to additional tax if repatriated, such repatriation is not anticipated. Any additional amount of tax is not practicable to estimate.

        Current and noncurrent deferred tax assets of $3.4 million and $4.9 million, and $6.3 million and $1.6 million, respectively, are included in the Consolidated Balance Sheets as of March 31, 2002 and 2001, respectively. At March 31, 2002, $18.4 million of U.S. federal and $25.2 million of state NOL carryforwards, which expire between fiscal years 2003 and 2022, and $12.3 million of foreign NOLs, which carry forward indefinitely, were available. All of the Company's U.S. federal and $8.9 million of its state NOL carryforwards were acquired in connection with the NAI acquisition. The annual utilization of these NOL carryforwards is limited under certain provisions of the Internal Revenue Code. Any future utilization of these net operating loss carryforwards will result in an adjustment to goodwill to the extent it reduces the valuation allowance.

        A reconciliation of the expected U.S. federal income tax rate to the actual (effective) income tax rate from continuing operations is as follows:

	Year Ended March 31,
	2002	2001	2000
Expected U.S. federal income tax rate	35.0%	35.0%	35.0%
Difference between U.S. and foreign tax rates	0.6%	1.5%	1.4%
State income tax rate, net of federal income tax benefit	5.0%	8.0%	2.0%
Nondeductible expenses	3.0%	5.8%	6.4%
U.S. tax benefit on foreign undistributed earnings	—	—	(1.5)%
Change in valuation allowance	5.7%	—	—
Foreign investment tax credits	(2.5)%	—	—
Other	0.2%	1.7%	(3.0)%

Total	47.0%	52.0%	40.3%

        The provision for income taxes includes all estimated income taxes payable to federal, state and foreign governments, as applicable.

Note 13. Common Stock and Stock Compensation Plans

        Common Stock    As of March 31, 2002, the authorized capital of the Company was composed of 30.0 million shares of common stock (16,834,052 shares issued) and 2.0 million shares of preferred stock (no shares issued). During fiscal 2001, the Company cancelled all stock held in treasury.

        On December 19, 2001, the Company issued 3,755,000 shares of its common stock in a public offering for $32.00 per share, including shares related to an over-allotment option that was granted to the underwriters. Upon closing, the Company received net proceeds of $112.6 million, net of underwriters' fees and other costs associated with the offering. The Company used $24.0 million of the net proceeds of the offering to repay the outstanding balance of its revolving line of credit and retained the balance to fund future acquisitions and working capital needs.

        In connection with the acquisition of General Atronics Corporation, the Company issued 355,359 shares of common stock.

        Stock Compensation Plans    The 1991 Stock Option Plan (the Plan), which was approved by the Company's stockholders on August 8, 1991, provided for the grant of options to purchase a total of 600,000 shares of DRS common stock through February 6, 2001. Under the terms of the Plan, options were granted to key employees, directors and consultants of the Company. Options granted under the Plan were at the discretion of the Board (Executive Compensation Committee) and could be incentive stock options or non-qualified stock options, except that incentive stock options could be granted only to employees. The option price was determined by the Executive Compensation Committee and had to be a price per share which was not less than the par value per share of the common stock, and in the case of an incentive stock option, could not be less than the fair-market value of the common stock on the date of the grant. Options could be exercised during the exercise period, as determined by the Executive Compensation Committee, except that no option could be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period could not exceed ten years from the date of the grant. Upon the expiration of the Plan on February 6, 2001, a total of 161,550 shares of common stock remained ungranted. Options still outstanding at the time of the Plan's expiration remain in effect, as granted, and are no longer reserved for future grants.

        On June 17, 1996, the Board adopted, and on August 7, 1996, the stockholders approved, the 1996 Omnibus Plan (Omnibus Plan). The Omnibus Plan was initially limited to 500,000 shares and has since been increased, with stockholder approval, to 2,375,000 shares. Awards under the Omnibus Plan are at the discretion of the Executive Compensation Committee and may be made in the form of: (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) phantom stock, (vi) stock bonuses and (vii) other awards. Unless the Executive Compensation Committee expressly provides otherwise, options granted under the Omnibus Plan are not exercisable prior to one year after the date of grant and become exercisable as to 25% of the shares granted on each of the first four anniversaries of the date of grant. As of March 31, 2002, 102,306 shares were reserved for future grants under the Omnibus Plan.

        Pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to net earnings as it becomes exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 2002, 2001 and 2000 was approximately $218,000, $112,000 and $155,000, respectively.

        A summary of stock option activity is as follows:

	Number of Shares of Common Stock	Weighted Average Exercise Price
Outstanding at March 31, 1999	1,491,230	$8.66
(of which 461,579 shares were exercisable)
Granted	436,050	$7.25
Exercised	(151,087)	$3.33
Expired or cancelled	(92,122)	$8.91

Outstanding at March 31, 2000	1,684,071	$8.76
(of which 611,446 shares were exercisable)
Granted	532,600	$13.42
Exercised	(225,579)	$9.15
Expired or cancelled	(57,562)	$8.55

Outstanding at March 31, 2001	1,933,530	$9.99
(of which 792,668 shares were exercisable)
Granted	652,207	$33.56
Exercised	(454,317)	$8.33
Expired or cancelled	(18,600)	$18.97

Outstanding at March 31, 2002 (of which 754,078 shares were exercisable)	2,112,820	$17.52

        In connection with the NAI acquisition, each issued and outstanding NAI warrant to purchase NAI common stock at an exercise price of $2.50 per share was converted into DRS warrants at a conversion ratio of 0.25 of a share of DRS common stock to one share of NAI common stock. These warrants expired on February 15, 2002 and were exercised in full with the exception of 401 shares that were not presented for exercise. Each issued and outstanding NAI stock option, whether vested or unvested, was assumed by DRS using the same conversion ratio as was used for the warrants, but rounded down to the nearest whole number. The terms and conditions under which the stock options were granted prior to the acquisition, with the exception of the exercise price and number of shares, remained the same. The Company issued 603,175 warrants and assumed 161,230 converted stock options, respectively.

        The stock options exercised during fiscal 2000 include 50,000 shares, which are being held by the Company in "book entry" form, and 100,000 shares, which were exercised via a stock-for-stock transaction. Book entry shares are not considered issued or outstanding as of March 31,2002. However, these shares are included in the Company's diluted earnings per share calculation. In connection with the stock-for-stock transaction, 55,755 mature shares (i.e., common shares held by the option holder for at least six months) with a fair value equal to the aggregate exercise price of the stock options exercised were tendered by the option holder to the Company to satisfy the total exercise price of the options.

        Information regarding all options outstanding at March 31, 2002 follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
Less than $7.76	399,262	$7.34	6.8 years	152,425	$7.48
$7.76 - $10.00	293,850	$9.07	6.1 years	245,100	$9.08
$10.01 - $13.49	296,850	$10.99	6.4 years	248,850	$10.98
$13.50 - $21.80	497,801	$13.93	8.6 years	105,853	$13.62
Greater than $21.80	625,057	$33.97	9.6 years	1,850	$27.24

Total	2,112,820	$17.52	7.9 years	754,078	$10.07

        Pro forma information regarding net earnings and earnings per share, as required by SFAS 123, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.5%, 5.7% and 6.0% in fiscal 2002, 2001 and 2000, respectively; dividend yield of 0%; volatility factor related to the expected market price of the Company's common stock of 0.4418 in fiscal 2002, 0.2893 in fiscal 2001 and 0.2953 in fiscal 2000; and weighted-average expected option life of five years.

        The weighted-average fair values of options granted at market during fiscal 2002, 2001 and 2000 were $11.90, $4.85 and $2.71 per share, respectively. For purposes of pro forma disclosures, the options' estimated fair values were amortized to expense over the options' vesting periods. Accordingly, the pro forma results for fiscal 2002, 2001 and 2000 presented below include 27%, 48% and 107%, respectively, of the total pro forma expense for options awarded in each year. The pro forma amounts may not be representative of the effects on reported earnings for future years. The Company's pro forma information is as follows:

	Year Ended March 31,
	2002	2001	2000
	(in thousands, except per-share data)
Net income, as reported	$20,331	$11,978	$4,310
Net income, pro forma	$19,081	$11,381	$3,579
Earnings per share, as reported
Basic	$1.52	$1.14	$0.47
Diluted	$1.41	$1.01	$0.47
Earnings per share, pro forma
Basic	$1.42	$1.09	$0.39
Diluted	$1.32	$0.92	$0.41

Note 14. Pensions and Other Employee Benefits

        In connection with DRS's acquisition of the Boeing SES business (see Note 2), the Company established a defined benefit plan (the Plan) for certain of those employees who transferred to DRS at the time of the acquisition on September 28, 2001. Participants are non-union employees who were enrolled in Boeing pension plans. Benefits are based on years of service. The Company's funding policy is to make contributions to the extent such contributions are actuarially determined and tax deductible. Plan assets are invested primarily in U.S. government and agency instruments, as well as listed stocks and bonds.

        The Company also maintains two non-contributory and unfunded supplemental retirement plans: the Supplemental Executive Retirement Plan (the DRS SERP), which was established on February 1, 1996 for the benefit of certain key executives; and the DRS Supplemental Retirement Plan (DRS SRP), which was established for the benefit of certain employees who were transferred to DRS in connection with the Company's fiscal 1998 acquisition of certain assets of the Electro-Optical Systems and Focal Plane Array businesses of Raytheon Company. Pursuant to the DRS SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. The DRS SRP benefits are based on the eligible employees' final average earnings and their Social Security benefit.

        The following table provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

		Unfunded Supplemental Retirement Plans
	Funded Defined Benefit Pension Plan 2002
		2002	2001
	(in thousands)
Change in benefit obligation
Benefit obligation assumed through acquisition	$16,086	$2,948	$—
Benefit obligation at beginning of year	—	4,039	3,162
Service cost	500	308	195
Interest cost	583	376	221
Actuarial (gain) loss	—	(220)	535
Benefits paid	—	(74)	(74)

Benefit obligation at end of year	$17,169	$7,377	$4,039

Change in plan assets
Fair value of plan assets assumed through acquisition	$15,900	$—	$—
Actual return on plan assets	—	—	—
Employer contributions	—	74	74
Benefits paid	—	(74)	(74)

Fair value of plan assets at end of year	$15,900	$—	$—

Net amount recognized
Funded status of the plans	$(1,269)	$(7,377)	$(4,039)
Unrecognized transition obligation	—	—	—
Unrecognized (gain) loss	735	1,081	1,370
Unrecognized prior service cost	—	3,586	814

Net amount recognized	$(534)	$(2,710)	$(1,855)

Amounts recognized in the Consolidated Balance Sheets consist of
Intangible asset	$—	$1,703	$—
Accrued benefit liability	(534)	(4,413)	(1,855)

Net amounts recognized	$(534)	$(2,710)	$(1,855)

        The net pension cost related to the plans includes the following components:

		Unfunded Supplemental Retirement Plans
	Funded Defined Benefit Pension Plan 2002
		2002	2001	2000
	(in thousands)
Components of net periodic pension cost
Service cost	$500	$308	$195	$208
Interest cost	583	376	221	222
Expected return on plan assets	(735)	—	—	—
Amortization of unrecognized prior-service cost	—	245	133	153

Net periodic pension cost	$348	$929	$549	$583

        The following weighted average actuarial assumptions were used to determine the benefit obligation and the net costs related to the plans:

		Unfunded Supplemental Retirement Plans
		DRS SRP
	Funded Defined Benefit Pension Plan 2002		DRS SERP
		2002	2002	2001
Rate Assumptions
Discount rate	7.25%	7.25%	7.00%	7.00%
Expected return on plan assets	9.25%	9.00%	8.00%	8.00%
Increase in future compensation levels	5.80%	4.00%	6.00%	6.00%

        The Company maintains defined contribution plans covering substantially all domestic full-time eligible employees. The Company's contributions to these plans for fiscal 2002, 2001 and 2000 amounted to $3.3 million, $2.3 million and $1.9 million, respectively.

        As required by FASB SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87) for pension plans, where the accumulated benefit obligation exceeds the fair value of plan assets, the Company has recognized in the Consolidated Balance Sheets at March 31, 2002 the additional minimum liability of the unfunded accumulated benefit obligation of $1.7 million as a long-term liability with an offset to intangible assets.

Note 15. Commitments, Contingencies and Related Party Transactions

        At March 31, 2002, the Company was party to various noncancellable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

(in thousands)
2003	$17,277
2004	13,394
2005	11,819
2006	10,970
2007	9,190
Thereafter	25,261

Total	$87,911

        It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

        Total rent expense aggregated $14.3 million, $11.3 million and $8.7 million in fiscal 2002, 2001and 2000, respectively.

        Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement with David E. Gross (the Gross Agreement), who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross received compensation for his services under a five-year consulting agreement and a five-year non-compete arrangement. The payments were charged to expense over the five-year term, as services were performed and obligations were fulfilled by Mr. Gross. Upon conclusion of the initial five-year period, Mr. Gross began receiving an aggregate of $1.3 million, payable over a nine-year period as deferred compensation. The approximate net present value of the deferred compensation payments to be made to Mr. Gross is included in Other liabilities in the Consolidated Balance Sheets.

        In April and May 1998, subpoenas were issued to the Company by the United States Attorney for the Eastern District of New York seeking documents related to a governmental investigation of certain equipment manufactured by DRS Photronics, Inc. (DRS Photronics). These subpoenas were issued in connection with United States v. Tress, a criminal complaint against a then employee of DRS Photronics, alleging that improper test data was provided in connection with boresighting equipment furnished to the U.S. Army. On June 26, 1998, the complaint against the employee was dismissed without prejudice. Additional subpoenas were issued to the Company on August 12, 1999 and May 10, 2000, relating to the ongoing investigation of DRS Photronics and one or more of its then employees. On May 17, 2002, DRS Photronics announced that it had entered into a global settlement with the government, resolving all potential allegations related to the investigation. Under the terms of the settlement, DRS Photronics agreed to pay $2.5 million in restitution and pleaded guilty to a violation of the False Claims Act.

        The Company currently is involved in a dispute with Spar Aerospace Ltd. (Spar) with respect to the working capital adjustment, if any, provided for in the purchase agreement between the Company and Spar dated as of September 19, 1997, pursuant to which the Company acquired, through certain of its subsidiaries, certain assets of Spar. On January 11, 2002, the Company was notified that an arbitrator awarded Spar $4,616,000 Canadian (or approximately $2,890,000 U.S.) plus interest in respect of such working capital adjustment. As of March 31, 2002, the Company had accrued approximately $3.9 million, including interest associated with the potential award. On February 5, 2002, the Company filed a notice of appeal of such arbitral award with the Ontario Superior Court of Justice.

        On October 3, 2001, a lawsuit was filed in the United States District Court of the Eastern District of New York by Miltope Corporation, a corporation of the State of Alabama, and IV Phoenix Group, Inc., a corporation of the State of New York, against DRS Technologies, Inc., DRS Electronic Systems, Inc. and a number of individual defendants, several of whom are employed by DRS Electronic Systems, Inc. The plaintiffs allege claims against the Company of infringement of a number of patents, breach of a confidentiality agreement, misappropriation of trade secrets, unjust enrichment and unfair competition. The claims relate generally to the activities of certain former employees of IV Phoenix Group and the hiring of some of those employees by DRS. The plaintiffs seek damages of not less than $5.0 million for each of the claims. The plaintiffs also allege claims for tortious interference with business relationships, tortious interference with contracts and conspiracy to breach fiduciary duty. The plaintiffs seek damages of not less than $47.1 million for each claim. In addition, plaintiffs seek punitive and treble damages, injunctive relief and attorney's fees. In its answer, the Company has denied the plaintiffs' allegations and intends to vigorously defend this action. In February 2002, plaintiffs filed an amended complaint, which eliminated the patent infringement claims and added claims related to statutory and common law trademark infringement, which superseded plaintiffs' original complaint. Although this action is in its early stages, the Company believes it has meritorious defenses and does not believe the action will have a material adverse effect on its earnings or financial condition.

        The Company is a party to various legal actions and claims arising in the ordinary course of its business. In the Company's opinion, the Company has adequate legal defenses for each of the actions and claims, and believes that their ultimate disposition will not have a material adverse effect on the Company's consolidated financial position or results of operations.

        Since a substantial amount of the Company's revenues are derived from contracts or subcontracts with the U.S. government and foreign governments, future revenues and profits will be dependent upon continued contract awards, Company performance and volume of government business. The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency and similar foreign agencies.

Note 16. Operating Segments

        DRS operates in three principal business segments on the basis of products and services offered. Separate and distinct businesses comprise each operating segment: ESG, EOSG and FSCG. All other operations are combined in Other.

        ESG is a supplier of computer workstations used to process and display integrated combat information. ESG produces rugged computers and peripherals, surveillance, radar and tracking systems, radar support and antennae systems, acoustic signal processing and display equipment, and combat control systems. The Group's products are used on front-line platforms, including Aegis destroyers and cruisers, aircraft carriers, submarines and surveillance aircraft. ESG's products also are used in U.S. Army and international battlefield digitization programs.

        EOSG produces systems and subsystems for infrared night vision and targeting systems for the U.S. Army's Abrams Main Battle Tanks, Bradley Fighting Vehicles, the OH-58D Kiowa Warrior helicopters, Aegis destroyers and cruisers, and the High-Mobility Multipurpose Wheeled Vehicle Scouts. EOSG designs, manufactures and markets these and other products that allow operators to detect, identify and target objects based upon their infrared signatures, regardless of the ambient light level. The Group is one of two key suppliers to the U.S. government for advanced focal plane array technology. In addition to the Group's military applications, EOSG also manufactures electro-optical modules for commercial devices used in corrective laser eye surgery and provides system integration for retinal scanning and imaging devices.

        FSCG is a manufacturer of airborne deployable recorders and surveillance and communications systems. FSCG's products are used by U.S. and international militaries, as well as commercial customers. The Group produces integrated naval ship communications systems, information management systems, mission recorders, coastal and border surveillance and radar systems, ultra high-speed digital imaging systems for F/A-18 aircraft and industrial purposes, and multiple-platform weapons calibration systems for air platforms, such as the AH-64 Apache attack helicopter and the AC-130U gunship. FSCG also provides electronic manufacturing services to the defense and space industries.

        Other includes the activities of DRS Corporate Headquarters, DRS Ahead Technology and certain non-operating subsidiaries of the Company. DRS Ahead Technology produces magnetic head components used in the manufacturing process of computer disk drives, which burnish and verify the quality of disk surfaces. DRS Ahead Technology also services and manufactures magnetic video recording heads used in broadcast television equipment (DRS Ahead Technology was sold on May 29, 2002. See Note 18).

        Transactions between segments generally are negotiated and accounted for under terms and conditions that are similar to other government and commercial contracts; however, these inter-company transactions are eliminated in consolidation. Other accounting policies of the segments are consistent with those described in the summary of significant accounting policies (see Note 1). The Company evaluates segment-level performance based on revenues and operating income, as presented in the Consolidated Statements of Earnings. Operating income, as shown, includes amounts allocated from DRS Corporate operations.

        Information about the Company's continuing operations in these segments for each of the three years ended March 31, 2002 is as follows:

	ESG	EOSG	FSCG	Other	Total
	(in thousands)
Fiscal 2002
Total revenues	$206,654	$208,883	$99,106	$9,209	$523,852
Intersegment revenues	(37)	(662)	(5,953)	—	(6,652)

External revenues	206,617	208,221	93,153	9,209	517,200

Operating income (loss)	18,053	27,365	5,090	(739)	49,769
Identifiable assets	127,391	248,604	111,016	114,080	601,091
Depreciation and amortization	1,914	7,153	2,907	1,815	13,789
Capital expenditures	2,618	7,553	1,694	1,718	13,583
Fiscal 2001
Total revenues	$186,731	$148,227	$87,055	$9,651	$431,664
Intersegment revenues	(257)	(65)	(3,736)	—	(4,058)

External revenues	186,474	148,162	83,319	9,651	427,606

Operating income (loss)	15,336	23,646	(747)	(704)	37,531
Identifiable assets	106,627	112,154	97,791	18,368	334,940
Depreciation and amortization	3,447	6,972	4,029	1,797	16,245
Capital expenditures	2,239	10,099	2,216	1,631	16,185
Fiscal 2000
Total revenues	$187,971	$130,688	$65,043	$8,356	$392,058
Intersegment revenues	(177)	(27)	(387)	—	(591)

External revenues	187,794	130,661	64,656	8,356	391,467

Operating income (loss)	14,593	13,893	273	(2,581)	26,178
Identifiable assets	94,719	125,326	74,266	20,478	314,789
Depreciation and amortization	3,813	7,336	3,632	2,289	17,070
Capital expenditures	1,722	1,726	772	1,990	6,210

        As a result of changes in estimates to complete on certain long-term programs, operating income for EOSG included the net effect of favorable program adjustments of $1.7 million, $7.0 million and $1.6 million in fiscal 2002, 2001 and 2000, respectively. Similarly, operating income for FSCG included the effect of a negative program adjustment of $1.3 million and $1.9 million in fiscal 2002 and 2001, respectively.

        Revenues, total assets and property, plant and equipment by geographic location are presented in the table below. Revenues are attributed to countries based on the physical location of the operating unit generating the revenues. Information about the Company's operations in these geographic locations for each of the three years ended March 31, 2002 is as follows:

	Total	United States	Canada	United Kingdom
	(in thousands)
Fiscal 2002
Revenues	$517,200	$464,758	$31,228	$21,214
Total assets	$601,091	$534,347	$37,485	$29,259
Property, plant and equipment, net	$50,481	$46,674	$2,518	$1,289
Fiscal 2001
Revenues	$427,606	$380,279	$26,964	$20,363
Total assets	$334,940	$273,178	$33,162	$28,600
Property, plant and equipment, net	$37,639	$34,343	$2,046	$1,250
Fiscal 2000
Revenues	$391,467	$319,331	$32,437	$39,699
Total assets	$314,789	$245,450	$32,765	$36,574
Property, plant and equipment, net	$29,006	$25,465	$1,958	$1,583

Note 17. Quarterly Financial Information (Unaudited)

        The following table sets forth unaudited quarterly financial information for fiscal 2002 and 2001:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per-share data)
Fiscal year ended March 31, 2002
Revenues	$103,352	$116,178	$141,238	$156,432
Operating income	9,684	10,703	13,878	15,504
Net earnings	3,898	4,483	5,371	6,579
Basic earnings per share	0.32	0.37	0.42	0.40
Diluted earnings per share	0.30	0.34	0.38	0.38
Fiscal year ended March 31, 2001
Revenues	$94,521	$107,227	$95,935	$129,923
Operating income	7,155	8,503	10,091	11,782
Net earnings	1,898	2,239	3,479	4,362
Basic earnings per share	0.20	0.22	0.32	0.37
Diluted earnings per share	0.18	0.20	0.28	0.34

Note 18. Subsequent Events

        On May 28, 2002, he Company announced that it signed a definitive agreement to acquire the assets and certain liabilities of the Navy Controls Division of Eaton Corporation (NCD) for $92.2 million in cash. NCD, located in Milwaukee, Wisconsin, and Danbury Connecticut, is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, in addition to specialized customers. Products include ship electric propulsion equipment, power electronics equipment, high-performance networks, shipboard control equipment and control panels, tactical displays and specialty reactor instrumentation and control equipment. NCD will be managed as part of the Electronic Systems Group. The acquisition is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The Company expects to complete the acquisition during June or July of fiscal 2003.

        On May 29, 2002, the Company announced that it sold the assets of its DRS Ahead Technology operating unit. DRS Ahead Technology contributed approximately 2% of consolidated revenues in fiscal 2002, 2001 and 2000 and recorded operating (losses)/income of $(369,000), $70,000 and $(749,000) in fiscal 2002, 2001 and 2000, respectively. The operating unit was sold at book value.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES

Schedule II. Valuation and Qualifying Accounts Years
Ended March 31, 2002, 2001 and 2000

Col. A	Col. B	Col. C Additions(a)			Col. D Deductions(b)			Col. E
		(1)	(2)		(1)	(2)
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts— Describe		Credited to Costs and Expenses	Credited to Other Accounts— Describe		Balance at End of Period
	(in thousands)
Inventory Reserve
Year ended March 31, 2002	$5,460	$1,383	$1,261	(c)	$2,217	$1,419	(d)	$4,468
Year ended March 31, 2001	5,340	4,138	437	(c)	2,021	2,434	(d)	5,460
Year ended March 31, 2000	3,166	4,885	151	(c)	2,752	110	(d)	5,340
Accrual for Future Costs on Uncompleted Contracts
Year ended March 31, 2002	$8,032	$6,005	$1,612	(c)	$3,561	$2,764	(e)	$9,324
Year ended March 31, 2001	4,973	6,576	56	(c)	2,562	1,011	(e)	8,032
Year ended March 31, 2000	8,119	3,491	121	(c)	4,269	2,489	(e)	4,973
Allowance for Doubtful Accounts
Year ended March 31, 2002	$1,074	$483	$217	(c)	$190	$175	(d)	$1,409
Year ended March 31, 2001	1,410	677	2	(c)	140	875	(d)	1,074
Year ended March 31, 2000	1,182	389	7	(c)	149	19	(d)	1,410
Note Receivable Reserve (Current Assets)
Year ended March 31, 2002	$1,375	$—	$—		$—	$—		$1,375
Year ended March 31, 2001	259	1,116	—		—	—		1,375
Year ended March 31, 2000	—	259	—		—	—		259

(a)
Represents, on a full-year basis, net credits to reserve accounts.

(b)
Represents, on a full-year basis, net charges to reserve accounts.

(c)
Represents amounts reclassified from related reserve accounts.

(d)
Represents amounts utilized and credited to related asset accounts.

(e)
Represents amounts reclassified to related reserve accounts.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except share data)

	September 30, 2002	March 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$40,207	$117,782
Accounts receivable, net	123,992	110,861
Inventories, net of progress payments	110,328	120,910
Prepaid expenses and other current assets	16,027	9,276

Total current assets	290,554	358,829

Property, plant and equipment, less accumulated depreciation and amortization of $45,847 and $45,389 at September 30, 2002 and March 31, 2002, respectively	63,893	50,481
Acquired intangible assets, less accumulated amortization of $8,395 and $7,028 at September 30, 2002 and March 31, 2002, respectively	39,660	34,133
Goodwill, net	241,666	142,610
Deferred income taxes and other noncurrent assets	17,262	15,038

Total assets	$653,035	$601,091

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current installments of long-term debt	$1,400	$1,435
Short-term bank debt	940	226
Accounts payable	42,519	49,671
Accrued expenses and other current liabilities	184,878	142,260

Total current liabilities	229,737	193,592
Long-term debt, excluding current installments	137,200	138,060
Other noncurrent liabilities	12,905	12,204

Total liabilities	379,842	343,856

Stockholders' equity:
Preferred stock, $10.00 par value per share. Authorized 2,000,000 shares; none issued at September 30, 2002 and March 31, 2002	—	—
Common Stock, $.01 par value per share. Authorized 30,000,000 shares; issued 16,867,574 and 16,834,052 shares at September 30, 2002 and March 31, 2002, respectively	169	168
Additional paid-in capital	197,959	197,387
Retained earnings	77,453	64,356
Accumulated other comprehensive losses	(2,388)	(4,630)
Unamortized stock compensation	—	(46)

Total stockholders' equity	273,193	257,235

Commitments and contingencies
Total liabilities and stockholders' equity	$653,035	$601,091

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings
(in thousands, except per-share data)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2002	2001	2002	2001
Revenues	$161,196	$116,178	$292,434	$219,530
Costs and expenses	144,473	105,475	263,038	199,143

Operating income	16,723	10,703	29,396	20,387
Interest income	205	19	683	44
Interest and related expenses	2,472	1,838	4,755	3,963
Other (income) expense, net	(131)	57	390	29

Earnings before minority interest and income taxes	14,587	8,827	24,934	16,439
Minority interest	396	368	680	626

Earnings before income taxes	14,191	8,459	24,254	15,813
Income taxes	6,528	3,976	11,157	7,432

Net earnings	$7,663	$4,483	$13,097	$8,381

Net earnings per share of common stock:
Basic earnings per share	$0.45	$0.37	$0.78	$0.69
Diluted earnings per share	$0.44	$0.34	$0.74	$0.64

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

(Unaudited)

	Six Months Ended September 30,
	2002	2001
Cash flows from operating activities:
Net earnings	$13,097	$8,381
Adjustments to reconcile net earnings to cash flows from operating activities:
Depreciation and amortization	7,586	5,962
Other, net	752	(191)
Changes in assets and liabilities, net of effects from business combinations:
Decrease in accounts receivable	33	19,163
Decrease (increase) in inventories	10,565	(15,260)
Increase in prepaid expenses and other current assets	(6,721)	(3,174)
Decrease in accounts payable	(7,428)	(12,588)
(Decrease) increase in accrued expenses and other current liabilities	(755)	582
Increase in customer advances	7,215	4,729
Other, net	277	(3,751)

Net cash provided by operating activities	24,621	3,853
Cash flows from investing activities:
Capital expenditures	(9,316)	(7,480)
Payments pursuant to business combinations	(93,600)	(71,927)
Other, net	236	67

Net cash used in investing activities	(102,680)	(79,340)
Cash flows from financing activities:
Net borrowings of short-term debt	678	481
Retirement of long-term debt	—	(88,455)
Net payments on long-term debt	(895)	(42,225)
Additional borrowings of long-term debt	—	209,550
Deferred financing fees	—	(4,664)
Proceeds from stock option exercises	334	1,663

Net cash provided by financing activities	117	76,350

Effect of exchange rates on cash and cash equivalents	367	975

Net (decrease) increase in cash and cash equivalents	(77,575)	1,838
Cash and cash equivalents, beginning of period	117,782	2,324

Cash and cash equivalents, end of period	$40,207	$4,162

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(Unaudited)

1.    Basis of Presentation

        The accompanying unaudited Consolidated Financial Statements of DRS Technologies, Inc. and Subsidiaries (DRS or the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The Company has continued to follow the accounting policies set forth in the consolidated financial statements included in its fiscal 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission. In the opinion of the Company, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2002, the results of operations for the three- and six-month periods ended September 30, 2002 and 2001, and cash flows for the six-month periods ended September 30, 2002 and 2001. The results of operations for the three- and six-months ended September 30, 2002, are not necessarily indicative of the results to be expected for the full year.

        For further information, these interim financial statements should be read in conjunction with the Consolidated Financial Statements of the Company for the fiscal year ended March 31, 2002, included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

2.    Business Combinations and Disposals

        On October 25, 2002, the Company signed an agreement for the sale of its DRS Advanced Programs, Inc. operating unit (DRS API) for $7.0 million in cash. DRS API, located in Columbia, Maryland, and operating as part of the Company's Electronic Systems Group, develops, designs, manufactures and markets custom packaged computers and peripherals, primarily for the Department of Defense and the intelligence community. The transaction is expected to close during the third quarter of fiscal 2003. The sale price approximates the book value of DRS API's net assets.

        On October 24, 2002, the Company announced a definitive merger agreement to acquire Paravant Inc. (Paravant) for approximately $92.0 million in cash and the assumption of approximately $13.0 million in debt. Paravant, a public company trading on the American Stock Exchange, is a leading designer and manufacturer of highly engineered, technically advanced, defense electronics for U.S. and allied international military and intelligence agency applications. Headquartered in Morristown, New Jersey, the company manufactures rugged computer systems and communications interfaces serving military Command, Control, Communications, Computer, Intelligence and Surveillance (C4ISR) initiatives. Paravant also produces high-speed processing equipment for the intelligence community and offers modernization design and installation services for select rotary- and fixed-wing military aircraft.

        On October 15, 2002, the Company acquired Nytech Integrated Infrared Systems (Nytech) for $13.0 million plus contingent consideration. The $13.0 million consists of a $5.0 million cash payment due at closing and an $8.0 million interest bearing promissory note with payments of $5.0 million and $3.0 million due on the first and second anniversaries of the closing, respectively. Contingent consideration will be based on an aggregate bookings earn-out, as defined in the purchase agreement, and is not to exceed $17.0 million in the aggregate. The earn-out period begins on the closing date of the acquisition and ends on March 31, 2009. Renamed DRS Nytech Imaging Systems, Inc. and located in Irvine, California, the company manufactures and markets uncooled thermal imaging systems for portable weapons, head gear, hand-held devices and vehicle-mounted sights. The business also specializes in the design of stabilized, lightweight gimbals capable of controlling numerous sensors and suitable for mounting on a variety of land, sea and air platforms. The company's products are used for various soldier systems enabling day/night vision supporting military reconnaissance, surveillance and target acquisition. They also produce forward looking infrared cameras and thermal sensor modules that can be used for unmanned ground vehicles, unmanned aerial vehicles, missile guidance, sensor fusion and automotive collision avoidance.

        The Company has the ability to finance the Paravant and Nytech acquistions with a combination of cash on hand and availability under its existing credit facility, however, it is likely that the Company will amend its existing facility to increase its borrowing capability.

        On July 15, 2002, the Company acquired the assets and assumed certain liabilities of the Navy Controls Division (NCD) of Eaton Corporation for $92.2 million in cash, subject to adjustment (the Eaton acquisition). In addition to the purchase price, the estimated costs related to the acquisition, including professional fees, approximated $3.0 million. The Company financed the acquisition with existing cash on hand. Renamed DRS Power & Control Technologies, Inc. (DRS PCT), and located in Milwaukee, Wisconsin, and Danbury, Connecticut, the company is a leading supplier of high-performance power conversion and instrumentation and control systems for the U.S. Navy's combatant fleet, including nuclear-powered and conventionally powered ships, as well as to specialized industrial customers. Products include ship electric propulsion equipment, power electronics equipment, high-performance networks, shipboard control equipment and control panels, tactical displays, and specialty reactor instrumentation and control equipment. DRS PCT is being managed as a part of the Electronic Systems Group (ESG). The addition of this unit to ESG complements our presence in naval advanced command and control computer display and other ship systems. DRS PCT has over 600 employees.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in the Eaton acquisition. The Company is in process of obtaining third-party valuations of the assets acquired and liabilities assumed, as well as performing its own internal assessment of the acquired contracts; thus the preliminary allocation of the purchase price is likely to change. The Company expects to complete the purchase price allocation in the fourth quarter of fiscal 2003.

July 15, 2002
(in thousands)
Accounts receivable	$13,920
Inventory	10,399
Property, plant and equipment	9,043
Goodwill	73,087
Acquired intangible assets	6,590

Total assets acquired	113,039

Unearned income	6,040
Accrued warranty	5,870
Other current liabilities	8,896

Total liabilities assumed	20,806

Net assets acquired	$92,233

        The $73.1 million of goodwill was allocated to ESG. The $6.6 million in acquired intangible assets were assigned to customer-related intangibles, and are being amortized over a period of 20 years.

        The following unaudited pro forma financial information shows the results of operations for the three months ended September 30, 2001, and the six-month periods ended September 30, 2002 and 2001, as though the acquisition of DRS PCT had occurred on April 1, 2001. The unaudited pro forma presentation reflects adjustments for the capitalization of general and administrative costs and the amortization of $6.6 million of acquired intangible assets over 20 years. NCD historically recognized general and administrative expenses as a period cost. To be consistent with DRS's accounting practice, certain amounts of the general and administrative expenses were capitalized into inventory for this pro forma presentation.

	Three Months Ended September 30,	Six Months Ended September 30,
	2001	2002	2001
	(in thousands, except per share data)
Revenues	$138,115	$314,497	$256,650
Net earnings	$4,761	$12,640	$8,633
Earnings per share of common stock:
Basic earnings per share	$0.39	$0.75	$0.71
Diluted earnings per share	$0.36	$0.72	$0.66

        The unaudited pro forma financial information above is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the date indicated above or the results that may be obtained in the future.

        On May 27, 2002, the Company sold the assets of its DRS Ahead Technology operating unit. DRS Ahead Technology produces magnetic head components used in the manufacturing process of computer disk drives and manufactures magnetic video recording heads used in broadcast television equipment. The operating unit recorded $1.3 million of revenues and $0.4 million of operating losses for the period it was owned by the Company during the first quarter of fiscal 2003 and $2.2 million of revenues and $0.3 million of operating losses for the first quarter of fiscal 2002. DRS Ahead recorded $4.5 million and $0.5 million of revenues and operating losses, respectively, during the six-month period ended September 30, 2001. The assets of DRS Ahead Technology were sold for their aggregate book value, and DRS received an interest bearing promissory note in the amount of $3.1 million as consideration for the sale. The promissory note bears interest and is payable over an 80 month term. No gain or loss was recorded on the sale.

        On April 11, 2002, the Company acquired the assets of the U.S.-based Unmanned Aerial Vehicle (UAV) business of Meggitt Defense Systems—Texas, Inc., a unit of Meggitt plc for $0.8 million in cash. In addition to the purchase price, the estimated costs related to the acquisition, including professional fees, approximated $0.2 million. The business, located in Mineral Wells, Texas, and now operating as DRS Unmanned Technologies, Inc. provides close-range, low-weight, low-noise, medium-duration UAVs supporting military special operations missions. Applications for these products include tactical short-range surveillance, radio relay, and command, control, communications, computers, intelligence, surveillance and reconnaissance. The Company has obtained a third-party valuation of certain acquired assets and is in the process of finalizing its own internal assessment of the acquired contracts; therefore, the preliminary allocation of the purchase price is likely to change. Based on preliminary allocations, the Company estimated the acquired intangible assets and goodwill to be approximately $0.6 million. It is the Company's expectation that upon completion of its internal assessment of the acquired contracts the preliminary allocation of the purchase price to goodwill will increase. We expect to complete the purchase price allocation in the third quarter of fiscal 2003.

        During the second quarter of fiscal 2003 the Company finalized the purchase price allocation associated with its fiscal 2002 second quarter acquisition of the Sensors and Electronic Systems business of The Boeing

Company (SES acquisition). The following table summarizes the allocation of the assets acquired and liabilities assumed in the SES acquisition. As compared with the preliminary purchase price allocation disclosed in the Company's March 31, 2002 Form 10-K, the final purchase price allocation reflects an increase to goodwill of $23.5 million and a corresponding net adjustment to inventory, accrual for future costs on acquired contracts and unearned income, reflecting the Company's final valuation of certain acquired contracts.

September 28, 2001
(in thousands)
Accounts receivable	$8,348
Inventory	7,267
Property, plant and equipment	6,302
Goodwill	88,123
Acquired intangible assets	14,000

Total assets acquired	124,040

Accrual for future costs on acquired contracts	46,484
Unearned income	12,095
Other current liabilities	5,323

Total liabilities assumed	63,902

Net assets acquired	$60,138

        All of the Company's acquisitions have been accounted for as purchase business combinations and are included in the Company's results of operations from their respective acquisition dates. The Company values contracts acquired in connection with a business combination at remaining contract value less DRS's estimated costs to complete and a profit margin commensurate with the profit margin the Company earns on similar contracts.

3.    Inventories

        Inventories are summarized as follows:

	September 30, 2002	March 31, 2002
	(in thousands)
Work-in-process	$138,088	$139,748
Raw material and finished goods	9,686	9,127

	147,774	148,875
Less progress payments	(37,446)	(27,965)

Total	$110,328	$120,910

        General and administrative costs included in work-in-process were approximately $18.6 million and $16.3 million at September 30, 2002 and March 31, 2002, respectively. General and administrative expenses included in costs and expenses amounted to approximately $26.0 million and $21.5 million for the three-month periods ended September 30, 2002 and 2001, respectively, and approximately $54.8 million and $42.2 million, respectively, for the six-month periods then ended. Included in those amounts are expenditures for internal research and development amounting to approximately $3.6 million and $2.5 million for the fiscal quarters ended September 30, 2002 and 2001, respectively, and approximately $6.4 million and $4.6 million, respectively, for the six-month periods then ended.

4.    Goodwill and Intangible Assets

        The following disclosure presents certain information about the Company's acquired intangible assets as of September 30, 2002 and March 31, 2002. All acquired intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

Acquired Intangible Assets	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
		(in thousands)
As of September 30, 2002
Amortized acquired intangible assets:
Technology-based intangibles	21 years	$22,955	$(5,753)	$17,202
Customer-related intangibles	19 years	25,100	(2,642)	22,458

Total		$48,055	$(8,395)	$39,660

As of March 31, 2002
Amortized acquired intangible assets:
Technology-based intangibles	21 years	$22,931	$(5,155)	$17,776
Customer-related intangibles	19 years	18,230	(1,873)	16,357

Total		$41,161	$(7,028)	$34,133

        The aggregate acquired intangible asset amortization expense for the three-month periods ended September 30, 2002 and 2001, were $0.8 million and $0.3 million, respectively, and for the six-month periods ended September 30, 2002 and 2001, were $1.4 million and $0.7 million, respectively. The estimated acquired intangible amortization expense for the fiscal year ending March 31, 2003, is $3.0 million and the estimated acquired intangible amortization expense for each of the subsequent four fiscal years ending March 31, 2007, is approximately $3.2 million.

        The table below reconciles the change in the carrying amount of goodwill by operating segment for the period from March 31, 2002, to September 30, 2002. As discussed in Note 2, the Company recorded a $23.5 million increase to goodwill in the second quarter of fiscal 2003. The increase is the result of the Company's finalization of its internal assessment of certain contracts acquired in connection with the SES acquisition.

	Electronic Systems Group	Electro-Optical Systems Group	Flight Safety and Communications Group	Other	Total
	(in thousands)
Balance as of March 31, 2002	$28,127	$84,410	$30,073	$—	$142,610
Acquisitions	74,324	—	—	265	74,589
Adjustments on acquired contracts	—	23,531	—	—	23,531
Foreign currency translation adjustment	743	—	91	—	834
Other adjustments	—	102	—	—	102

Balance as of September 30, 2002	$103,194	$108,043	$30,164	$265	$241,666

5.    Debt

        A summary of debt is as follows:

	September 30, 2002	March 31, 2002
	(in thousands)
Term notes	$138,600	$139,300
Revolving lines of credit	—	—
Other obligations	940	421

	139,540	139,721
Less:
Current installments of long-term debt	1,400	1,435
Short-term bank debt	940	226

Total long-term debt	$137,200	$138,060

        On September 28, 2001 the Company entered into a $240 million credit agreement with a syndicate of lenders, with Wachovia Bank, N.A. as the lead lender, consisting of a term loan in the aggregate principal amount of $140 million (Term Loan) and a $100 million revolving line of credit (Line of Credit) (collectively referred to as the Credit Facility). The maturity dates of the Term Loan and the Line of Credit are September 30, 2008 and September 30, 2006, respectively. The Term Loan requires quarterly principal payments of $350,000, which began on December 31, 2001. Borrowings under the Credit Facility bear interest, at the Company's option, at either: a "base rate" (as defined in the Credit Agreement) equal to the higher of 0.50% per annum above the latest Prime Rate and Federal Funds Rate plus a spread ranging from 1.25% to 2.25% per annum, depending on the Company's Total Leverage Ratio (TLR) at the time of determination; or a LIBOR rate (as defined in the Credit Agreement) plus a spread ranging from 2.25% to 3.25% per annum, depending on the Company's TLR. The TLR is defined as total debt minus performance- based letters of credit, as compared with EBITDA (as defined in the Credit Agreement). The Credit Facility is secured by substantially all of the assets of DRS. There were no borrowings under the Company's revolving line of credit as of September 30, 2002. The interest rate on the Company's outstanding Term Loan was approximately 4.9% at September 30, 2002.

        There are certain covenants and restrictions placed on DRS under its Credit Facility, including a maximum TLR and a minimum fixed-charge ratio, a restriction on the payment of dividends on DRS's capital stock, a limitation on the issuance of additional debt, a requirement that the Company offer to make prepayments on its term loans outstanding with 50% of the aggregate net cash proceeds from any equity offering, and certain other restrictions. The Company was in compliance with all covenants under its Credit Facility at September 30, 2002. As of September 30, 2002, the Company had approximately $84.3 million of additional available credit, after satisfaction of its borrowing base requirement.

        As of September 30, 2002, $138.6 million of term loans were outstanding against the Credit Facility, in addition to which $15.7 million was contingently payable under letters of credit. The Company enters into standby letter of credit agreements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services and to secure advanced payments it has received from customers.

6.    Earnings Per Share

        The following table presents the computation of basic and diluted earnings per share (EPS):

	Three Months Ended September 30,		Six Months Ended September 30,
	2002	2001	2002	2001
	(in thousands, except per-share data)
Basic EPS computation:
Net earnings	$7,663	$4,483	$13,097	$8,381

Weighted average common shares outstanding	16,863	12,142	16,853	12,118

Basic earnings per share	$0.45	$0.37	$0.78	$0.69

Diluted EPS computation:
Net earnings	$7,663	$4,483	$13,097	$8,381

Diluted common shares outstanding:
Weighted average common shares outstanding	16,863	12,142	16,853	12,118
Stock options and warrants	711	1,039	756	989

Diluted common shares outstanding	17,574	13,181	17,609	13,107

Diluted earnings per share	$0.44	$0.34	$0.74	$0.64

7.    Comprehensive Earnings

        The components of comprehensive earnings for the three- and six-month periods ended September 30, 2002 and 2001, consisted of the following:

	Three Months Ended September 30,		Six Months Ended September 30,
	2002	2001	2002	2001
	(in thousands)
Net earnings	$7,663	$4,483	$13,097	$8,381
Other comprehensive earnings (losses):
Foreign currency translation adjustments	(364)	587	2,096	802
Unrealized losses on hedging instruments:
Cumulative adjustment at April 1, 2001	—	—	—	(289)
Unrealized gains (losses) arising during the period	128	(434)	146	(505)

Comprehensive earnings	$7,427	$4,636	$15,339	$8,389

8.    Operating Segments

        DRS operates in three principal business segments on the basis of products and services offered: the Electronic Systems Group (ESG), the Electro-Optical Systems Group (EOSG), and the Flight Safety and Communications Group (FSCG). All other operations are grouped in "Other." Information about the Company's segments for the fiscal periods ended September 30, 2002 and 2001, is as follows:

	ESG	EOSG	FSCG	Other	Total
	(in thousands)
Quarter Ended September 30, 2002
Total revenues	$69,045	$67,551	$25,245	$512	$162,353
Intersegment revenues	(82)	(14)	(1,061)	—	(1,157)
External revenues	68,963	67,537	24,184	512	161,196
Operating income (loss)	4,283	10,255	2,735	(550)	16,723
Identifiable assets	236,434	255,267	102,806	58,528	653,035
Depreciation and amortization	1,347	2,264	479	335	4,425
Capital expenditures	638	2,955	229	1,333	5,155
Quarter Ended September 30, 2001
Total revenues	$53,120	$40,737	$22,013	$2,248	$118,118
Intersegment revenues	—	(370)	(1,570)	—	(1,940)
External revenues	53,120	40,367	20,443	2,248	116,178
Operating income (loss)	4,226	5,340	1,483	(346)	10,703
Identifiable assets	116,554	179,446	99,531	23,810	419,341
Depreciation and amortization	435	1,268	908	470	3,081
Capital expenditures	424	2,285	389	856	3,954
Six Months Ended September 30, 2002
Total revenues	$103,956	$136,729	$52,554	$2,370	$295,609
Intersegment revenues	(82)	(198)	(2,895)	—	(3,175)
External revenues	103,874	136,531	49,659	2,370	292,434
Operating income (loss)	5,626	20,130	4,992	(1,352)	29,396
Identifiable assets	236,434	255,267	102,806	58,528	653,035
Depreciation and amortization	1,818	3,971	1,169	628	7,586
Capital expenditures	1,043	6,364	371	1,538	9,316
Six Months Ended September 30, 2001
Total revenues	$91,216	$82,670	$44,310	$4,484	$222,680
Intersegment revenues	(17)	(464)	(2,669)	—	(3,150)
External revenues	91,199	82,206	41,641	4,484	219,530
Operating income (loss)	9,034	9,817	2,284	(748)	20,387
Identifiable assets	116,554	179,446	99,531	23,810	419,341
Depreciation and amortization	809	2,539	1,672	942	5,962
Capital expenditures	1,255	4,049	1,013	1,163	7,480

9.    Supplemental Cash Flow Information

	Six Months Ended September 30,
	2002	2001
	(in thousands)
Cash paid for:
Income taxes	$5,414	$9,573
Interest	$4,757	$4,390
Noncash investing and financing activities:
Note receivable—sale of operating unit	$3,040	$—
Deferred acquisition costs for business combinations	$2,500	$3,461

10.  Contingencies

        The Company is a party to various legal actions and claims arising in the ordinary course of its business. In the Company's opinion, the Company has adequate legal defenses for each of the actions and claims, and believes that their ultimate disposition will not have a material adverse effect on the Company's consolidated financial position or results of operations.

        The Company currently is involved in a dispute with Spar Aerospace Ltd. (Spar) with respect to the working capital adjustment, if any, provided for in the purchase agreement between the Company and Spar dated as of September 19, 1997, pursuant to which the Company acquired, through certain of its subsidiaries, certain assets of Spar. On January 11, 2002, the Company was notified that an arbitrator awarded Spar $4,616,000 Canadian (or approximately $2,890,000 U.S.) plus interest in respect of such working capital adjustment. As of September 30, 2002, the Company had accrued approximately $4.0 million, including interest associated with the potential award. On February 5, 2002, the Company filed a notice of appeal of such arbitral award with the Ontario Superior Court of Justice. This appeal and Spar's cross-appeal, were dismissed on September 26, 2002. On October 11, 2002, the Company served a notice of motion with leave to appeal to the Court of Appeals for Ontario.

        On October 3, 2001, a lawsuit was filed in the United States District Court for the Eastern District of New York by Miltope Corporation, a corporation of the State of Alabama, and IV Phoenix Group, Inc., a corporation of the State of New York, against DRS Technologies, Inc., DRS Electronic Systems, Inc. and a number of individual defendants, several of whom are employed by DRS Electronic Systems, Inc. The plaintiffs allege claims against the Company of infringement of a number of patents, breach of a confidentiality agreement, misappropriation of trade secrets, unjust enrichment and unfair competition. The claims relate generally to the activities of certain former employees of IV Phoenix Group and the hiring of some of those employees by DRS. The plaintiffs seek damages of not less than $5.0 million for each of the claims. The plaintiffs also allege claims for tortious interference with business relationships, tortious interference with contracts and conspiracy to breach fiduciary duty. The plaintiffs seek damages of not less than $47.1 million for each such claim. In addition, plaintiffs seek punitive and treble damages, injunctive relief and attorney's fees. In its answer, the Company has denied the plaintiffs' allegations and intends to vigorously defend this action. In February 2002, plaintiffs filed an amended complaint, which eliminated the patent infringement claims and added claims related to statutory and common law trademark infringement. Although this action is in its early stages, with discovery having begun, the Company believes it has meritorious defenses and does not believe the action will have a material adverse effect on its earnings or financial condition.

11.  Recently Issued Accounting Pronouncements

        In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary. SFAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company is required to adopt SFAS 145, effective for fiscal 2003. The adoption of SFAS No. 145 will not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF 94-3). SFAS 146 replaces EITF 94-3. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the provisions of the Statement.

Prospectus

$250,000,000

DRS Technologies, Inc.

        We, DRS Technologies, Inc., may offer, issue and sell from time to time, together or separately, our:

  •
  debt securities, which may be senior debt securities or subordinated debt securities;

  •
  shares of our preferred stock;

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  shares of our common stock; and

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  warrants to purchase debt or equity securities.

        We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see "Plan of Distribution" in this prospectus.

        Our common stock is listed on the New York Stock Exchange under the trading symbol "DRS." Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

        Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 29, 2002

        Unless otherwise stated or the context otherwise requires, references in this prospectus to "DRS," "we," "our," or "us" refer to DRS Technologies, Inc., and its direct and indirect subsidiaries.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of debt securities, preferred stock, common stock and warrants, as described in this prospectus, in one or more offerings up to a total dollar amount of $250,000,000 or the equivalent thereof on the date of issuance in one or more foreign currencies, foreign currency units or composite currencies. This prospectus provides you with a general description of the securities we may offer. Each time that securities are sold, a prospectus supplement that will contain specific information about the terms of that offering will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol "DRS." Our reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The SEC allows "incorporation by reference" into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:

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  Annual Report on Form 10-K for the year ended March 31, 2002;

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  Quarterly Reports on Form 10-Q for the quarters ended June 30, 2002 and September 30, 2002; and

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  Proxy Statement for the Annual Meeting of Shareholders held on August 8, 2002.

        We incorporate by reference any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

        We will provide, without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. Requests should be directed to DRS Technologies, Inc., 5 Sylvan Way, Parsippany, New Jersey 07054 (telephone number (973) 898-1500) Attention: Investor Relations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and any accompanying prospectus supplement may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

        Persons reading this report are cautioned that risks and uncertainties are inherent to forward-looking statements. Accordingly, our actual results could differ materially from those suggested by such forward-looking statements. Risks include, without limitation:

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  the effect of our acquisition strategy on future operating results, including our ability to effectively integrate acquired companies into our existing operations;

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  the uncertainty of acceptance of new products and successful bidding for new contracts;

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  the effect of technological changes or obsolescence relating to our products and services; and

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  the effects of government regulation or shifts in government policy, as they may relate to our products and services.

        You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference, in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

DRS TECHNOLOGIES, INC.

        We are a leading supplier of defense electronic products and systems. We provide high-technology products and services to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces and industrial markets. Incorporated in 1968, DRS has served the defense industry for over thirty years. We are a leading provider of thermal imaging devices, combat display workstations, electronic sensor systems, ruggedized computers, mission recorders and deployable flight incident recorders. Our products are deployed on a wide range of high-profile military platforms, such as the DDG-51 Aegis destroyer, the M1A2 Abrams Main Battle Tank, the M2A3 Bradley Fighting Vehicle, the OH-58D Kiowa Warrior helicopter, the AH-64 Apache helicopter and the F/A-18E/F Super Hornet jet fighter, as well as in other military and non-military applications.

        We operate in three principal operating segments on the basis of products and services offered. Each operating segment is comprised of separate and distinct businesses: the Electronic Systems Group, the Electro-Optical Systems Group and the Flight Safety and Communications Group.

        We are incorporated in Delaware and the address of our principal executive office is 5 Sylvan Way, Parsippany, New Jersey 07054. Our telephone number is (973) 898-1500. Our Internet address is www.drs.com. drs.com is an interactive textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of securities sold for general corporate purposes, which may include acquisitions, repayment of other debt, capital expenditures and working capital. When a particular series of securities is offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended September 30,	Year Ended March 31,
	2002	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges(1):	4.2x	3.5x	2.7x	1.9x	1.6x	2.7x

(1)
For purposes of this calculation, earnings are defined as pre-tax income from continuing operations before minority interests and extraordinary item, plus interest and related expenses, and one-third of rent expense. Fixed charges are the sum of interest and related expenses and one-third of rent expense.

DESCRIPTION OF SECURITIES

        This prospectus contains summary descriptions of the debt securities, common stock, preferred stock and warrants that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

        As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a "Senior Indenture" and subordinated debt securities will be issued under a "Subordinated Indenture." This prospectus sometimes refers to the Senior Indenture and the Subordinated Indenture collectively as the "Indentures." The trustee under the Indentures will be The Bank of New York.

        The forms of Indentures are filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the Indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures (and any amendments or supplements we may enter into from time to time which are permitted under each Indenture) and the debt securities, including the definitions therein of certain terms.

General

        Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of DRS Technologies, Inc. The senior debt securities will rank equally with any of our other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness.

        The Indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable Indenture.

        Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

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  the title of debt securities and whether they are subordinated debt securities or senior debt securities;

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  any limit on the aggregate principal amount of the debt securities;

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  the ability to issue additional debt securities of the same series;

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  the price or prices at which we will sell the debt securities;

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  the maturity date or dates of the debt securities;

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  the rate or rates of interest, if any, which may be fixed or variable, at which the debt securities will bear interest, or the method of determining such rate or rates, if any;

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  the date or dates from which any interest will accrue or the method by which such date or dates will be determined;

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  the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum consecutive period during which interest payment periods may be extended;

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  whether the amount of payments of principal of (and premium, if any) or interest on the debt securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

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  the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

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  the place or places where the principal of (and premium, if any) and interest on the debt securities will be payable, where any securities may be surrendered for registration of transfer, exchange or conversion, as applicable, and notices and demands may be delivered to or upon us pursuant to the Indenture;

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  if we possess the option to do so, the periods within which and the prices at which we may redeem the debt securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

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  our obligation, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which and the price or prices at which we will redeem, repay or purchase the debt securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

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  the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples of $1,000;

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  the portion, or methods of determining the portion, of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an Event of Default (as described below), if other than the full principal amount;

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  the currency, currencies or currency unit in which we will pay the principal of (and premium, if any) or interest, if any, on the debt securities, if not United States dollars;

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  provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

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  any deletions from, modifications of or additions to the Events of Default or our covenants with respect to the applicable series of debt securities, and whether or not such Events of Default or covenants are consistent with those contained in the applicable Indenture;

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  any limitation on our ability to incur debt, redeem stock, sell our assets or other restrictions;

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  the application, if any, of the terms of the Indenture relating to defeasance and covenant defeasance (which terms are described below) to the debt securities;

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  whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities;

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  the terms, if any, upon which the holders may convert or exchange the debt securities into or for our common stock, preferred stock or other securities or property;

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  whether any of the debt securities will be issued in global form and, if so, the terms and conditions upon which global debt securities may be exchanged for certificated debt securities;

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  any change in the right of the trustee or the requisite holders of debt securities to declare the principal amount thereof due and payable because of an Event of Default;

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  the depositary for global or certificated debt securities;

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  any special tax implications of the debt securities;

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  any trustees, authenticating or paying agents, transfer agents or registrars, or other agents with respect to the debt securities;

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  any other terms of the debt securities not inconsistent with the provisions of the Indentures, as amended or supplemented;

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  to whom any interest on any debt security shall be payable, if other than the person in whose name the security is registered, on the record date for such interest, the extent to which, or the manner in which, any interest payable on a temporary global debt security will be paid if other than in the manner provided in the applicable Indenture;

  •
  if the principal of or any premium or interest on any debt securities of the series is to be payable in one or more currencies or currency units other than as stated, the currency, currencies or currency units in which it shall be paid and the periods within and terms and conditions upon which such election is to be made and the amounts payable (or the manner in which such amount shall be determined);

  •
  the portion of the principal amount of any securities of the series which shall be payable upon declaration of acceleration of the maturity of the debt securities pursuant to the applicable Indenture if other than the entire principal amount; and

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  if the principal amount payable at the stated maturity of any debt security of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined).

        Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

        Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in fully-registered form without coupons.

        Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

Subordination

        The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to any existing Senior Indebtedness.

        Under the Subordinated Indenture, "Senior Indebtedness" means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the Subordinated Indenture, or thereafter incurred or created:

  •
  the principal of (and premium, if any) and interest due on our indebtedness for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

  •
  all of our capital lease obligations;

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  any of our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

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  all of our obligations for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

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  all of our obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

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  all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

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  all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us).

        However, Senior Indebtedness does not include:

  •
  any indebtedness which expressly provides that such indebtedness shall not be senior in right of payment to the subordinated debt securities, or that such indebtedness shall be subordinated to any other of our indebtedness, unless such indebtedness expressly provides that such indebtedness shall be senior in right of payment to the subordinated debt securities;

  •
  any of our indebtedness in respect of the subordinated debt securities;

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  any indebtedness or liability for compensation to employees, for goods or materials purchased in the ordinary course of business or for services;

  •
  any of our indebtedness to any subsidiary; and

  •
  any liability for federal, state, local or other taxes owed or owing by us.

        Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

        Unless otherwise noted in the accompanying prospectus supplement, if we default in the payment of any principal of (or premium, if any) or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.

        In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration, subject to any security interest, will first be entitled to receive payment in full of all amounts due on the senior debt securities before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

        If any of the following events occurs, we will pay in full all Senior Indebtedness before we make any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

  •
  any dissolution or winding-up or liquidation or reorganization of DRS, whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

  •
  any general assignment by us for the benefit of creditors; or

  •
  any other marshaling of our assets or liabilities.

        In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.

        The Subordinated Indenture does not limit the issuance of additional Senior Indebtedness.

Consolidation, Merger, Sale of Assets and Other Transactions

        We may not (i) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to, any other corporation other than a direct or indirect wholly-owned subsidiary of ours, unless:

  •
  we are the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, has expressly assumed by supplemental indenture all of our obligations under the Indentures;
  •
  immediately after giving effect to such transaction, no default or Event of Default has occurred and is continuing; and
  •
  we deliver to the trustee an officers' certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable Indenture

Events of Default, Notice and Waiver

        Unless an accompanying prospectus supplement states otherwise, the following shall constitute "Events of Default" under the Indentures with respect to each series of debt securities:

  •
  our failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;
  •
  our failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;
  •
  our failure to observe or perform any other of its covenants or agreements with respect to such debt securities for 90 days after we receive notice of such failure;
  •
  certain events of bankruptcy, insolvency or reorganization of DRS; or
  •
  any other Event of Default provided with respect to Securities of that series.

        If an Event of Default with respect to any debt securities of any series outstanding under either of the Indentures shall occur and be continuing, the trustee under such Indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable Indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

        Any past default under either Indenture with respect to debt securities of any series, and any Event of Default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such Indenture, except in the case of (i) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (ii) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

        The trustee is required within 90 days after the occurrence of a default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such default.

        The trustee, subject to its duties during default to act with the required standard of care, may require indemnification satisfactory to it by the holders of the debt securities of any series with respect to which a default has occurred before proceeding to exercise any right or power under the Indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series under either Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that such direction shall not be in conflict with any rule of law or with the applicable Indenture and the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

        No holder of a debt security of any series may institute any action against us under either of the Indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless (i) the holder has given to the trustee written notice of an Event of Default and of the continuance thereof with respect to the debt securities of such series specifying an Event of Default, as required under the applicable Indenture, (ii) the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such Indenture shall have requested the trustee to institute such action and offered to the trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; (iii) the trustee shall not have instituted such action within 60 days of such request and (iv) no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the debt securities of that series.

        We are required to furnish annually to the trustee statements as to our compliance with all conditions and covenants under each Indenture.

Discharge, Defeasance and Covenant Defeasance

        We may discharge or defease our obligations under the Indenture as set forth below, unless otherwise indicated in the applicable prospectus supplement.

        We may discharge certain obligations to holders of any series of debt securities issued under either the Senior Indenture or the Subordinated Indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee money in an amount sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be and we have paid all other sums payable under the applicable indenture.

        If indicated in the applicable prospectus supplement, we may elect either (i) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from our obligations with respect to certain covenants applicable to the debt securities of or within any series ("covenant defeasance"), upon the deposit with the relevant Indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant Indenture. In addition, in the case of either defeasance or covenant defeasance, we shall have delivered to the trustee (i) an officers' certificate to the effect that the relevant debt securities exchange(s) have informed us that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit and (ii) an officers' certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

        We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Modification and Waiver

        Under the Indentures, we and the applicable trustee may supplement the Indentures for certain purposes which would not materially adversely affect the interests or rights of the holders of debt securities of a series without the consent of those holders. We and the applicable trustee may also modify the Indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the Indenture. However, the Indentures require the consent of each holder of debt securities that would be affected by any modification which would:

  •
  change the fixed maturity of any debt securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;
  •
  reduce the amount of principal of an original issue discount debt security or any other debt security payable upon acceleration of the maturity thereof;
  •
  change the currency in which any debt security or any premium or interest is payable;
  •
  impair the right to enforce any payment on or with respect to any debt security;
  •
  adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, any debt security (if applicable);
  •
  reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; or
  •
  modify any of the above provisions.

        The Indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the Indenture which is affected by the modification or amendment to waive our compliance with certain covenants contained in the Indentures.

Payment and Paying Agents

        Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

        Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. Notwithstanding the foregoing, at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

        Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by us will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

        All moneys paid by us to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to us upon request, and the holder of such debt security thereafter may look only to us for payment thereof.

Denominations, Registrations and Transfer

        Unless an accompanying prospectus supplement states otherwise, debt securities will be represented by one or more global certificates registered in the name of a nominee for The Depository Trust Company, or DTC. In such case, each holder's beneficial interest in the global securities will be shown on the records of DTC and transfers of beneficial interests will only be effected through DTC's records.

        A holder of debt securities may only exchange a beneficial interest in a global security for certificated securities registered in the holder's name if:

  •
  DTC notifies us that it is unwilling or unable to continue serving as the depositary for the relevant global securities or DTC ceases to maintain certain qualifications under the Securities Exchange Act of 1934 and no successor depositary has been appointed for 90 days; or
  •
  we determine, in our sole discretion, that the global security shall be exchangeable.

        If debt securities are issued in certificated form, they will only be issued in the minimum denomination specified in the accompanying prospectus supplement and integral multiples of such denomination. Transfers and exchanges of such debt securities will only be permitted in such minimum denomination. Transfers of debt securities in certificated form may be registered at the trustee's corporate office or at the offices of any paying agent or trustee appointed by us under the Indentures. Exchanges of debt securities for an equal aggregate principal amount of debt securities in different denominations may also be made at such locations.

Governing Law

        The Indentures and debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

Trustee

        The trustee under the Indentures will be The Bank of New York.

Conversion or Exchange Rights

        The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of shares of our common stock or other securities to be received by the holders of such series of debt securities to be adjusted.

DESCRIPTION OF COMMON STOCK

General

        As of the date of this prospectus, we are authorized to issue up to 30,000,000 shares of common stock. As of November 19, 2002, we had approximately 16,870,074 shares of common stock issued and had reserved approximately 2,772,048 shares of common stock for issuance upon exercise of outstanding stock options.

        Mellon Investor Services is the transfer agent and registrar for our common stock. Shares of common stock are listed on the New York Stock Exchange under the trading symbol "DRS."

        The following summary is not complete. You should refer to the applicable provision of our charter and by-laws and to Delaware corporate law for a complete statement of the terms and rights of our common stock.

Dividends

        Holders of common stock are entitled to receive dividends in cash, property or shares of our stock when, as and if, declared by the board of directors, out of funds legally available for their payment, subject to the rights of holders of any preferred stock then outstanding.

Voting Rights

        Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. The holders of our common stock have one vote per share with respect to matters submitted to a vote of the stockholders.

Rights Upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of any series of outstanding preferred stock have received their liquidation preferences in full.

Other Rights

        The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not convertible into shares of any other class of capital stock. If we merge or consolidate with or into another company and as a result our common stock is converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of consideration per share of common stock.

Possible Anti-Takeover Provisions

        Our charter and bylaws provide:

  •
  that the board of directors is divided into three classes: Class I directors, Class II directors and Class III directors, with each class consisting of as nearly an equal number of directors as possible. The members of one of the three classes of directors are elected each year; such directors hold office for three-year terms and until their successors are elected and qualified;

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  that vacancies on the board of directors other than at the annual meeting are filled by a vote of the remaining directors;

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  that special meetings of stockholders generally may be called only by the board of directors or an officer instructed by the board of directors to call the meeting;

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  that action may be taken by stockholders only at annual or special meetings and not by written consent; and

  •
  that advance notice must be given to us for a stockholder to nominate directors for election at a stockholder meeting.

        Any of these provisions could delay, deter or prevent a tender offer for or attempted takeover of DRS Technologies, Inc.

        Our charter permits us to issue up to 2,000,000 shares of preferred stock with terms which may be set by our board of directors. That preferred stock could have terms that could delay, deter or prevent a tender offer or takeover attempt of DRS.

DESCRIPTION OF PREFERRED STOCK

        The following description discusses the general terms of the preferred stock that we may issue. The prospectus supplement relating to a particular series of preferred stock will describe certain other terms of such series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our certificate of incorporation and to the certificate of designation relating to that series of preferred stock.

Authority of the Board to Issue Preferred Stock.

        Under our amended and restated certificate of incorporation we are authorized to issue up to 2,000,000 shares of preferred stock, par value $10.00 per share, in one or more series. On the date of this prospectus, no shares of preferred stock were outstanding. The board of directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the powers, preferences and rights of such series, and its qualifications, limitations and restrictions, including, without limitation:

  •
  the number of shares to constitute such series and the designations thereof;

  •
  the voting power, if any, of holders of shares of such series and, if voting power is limited, the circumstances under which such holders may be entitled to vote; provided, however, that the board of directors shall not create any series of Preferred Stock with more than one voter per share;

  •
  the rate of dividends, if any, and the extent of further participation in dividend distributions, if any, and whether dividends shall be cumulative or non-cumulative;

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  whether or not such series shall be redeemable, and, if so, the terms and conditions upon which shares of such series shall be redeemable;

  •
  the extent, if any, to which such series shall have the benefit of any sinking fund provision for the redemption or purchase of shares;

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  the rights, if any, of such series, in the event of the dissolution of the corporation, or upon any distribution of the assets of the corporation; and

  •
  whether or not the shares of such series shall be convertible, and, if so, the terms and conditions upon which shares of such series shall be convertible.

        You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

  •
  the title of the series and the number of shares in the series;

  •
  the price at which the preferred stock will be offered;

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  the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

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  the voting rights, if any, of the holders of shares of the preferred stock being offered;

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  the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

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  the liquidation preference per share;

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  the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

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  the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

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  any listing of the preferred stock being offered on any securities exchange;

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  whether interests in the shares of the series will be represented by depositary shares;

  •
  a discussion of any material U.S. federal income tax considerations applicable to the preferred stock being offered;

  •
  the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

  •
  any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

  •
  any additional rights, preferences, qualifications, limitations and restrictions of the series.

        Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

Dividend Rights

        Holders of preferred stock will be entitled to receive, when, as and if declared by the board of directors, dividends in additional shares of preferred stock or cash dividends at the rates and on the dates set forth in the related prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the board of directors. Dividends on preferred stock may be cumulative or noncumulative, as specified in the related prospectus supplement. If the board of directors fails to declare a dividend on any preferred stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

        No full dividends will be declared or paid on any preferred stock unless full dividends for the dividend period commencing after the immediately preceding dividend payment date and any cumulative dividends still owing have been or contemporaneously are declared and paid on all other series of preferred stock which have the same rank as, or rank senior to, that series of preferred stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as that series of preferred stock will bear the same ratio to each other that accrued dividends per share on that series of preferred stock and the other series of preferred stock bear to each other. In addition, generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any series of preferred stock have been paid, no dividends will be declared or paid on the common stock and generally we may not redeem or purchase any common stock. No interest will be paid in connection with any dividend payment or payments which may be in arrears.

        Unless otherwise set forth in the related prospectus supplement, the dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Rights Upon Liquidation

        If we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to the series of preferred stock. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of the preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock having the same rank are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

Redemption

        Any series of preferred stock may be redeemable in whole or in part at our option. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the related prospectus supplement.

        If a series of preferred stock is subject to mandatory redemption, the related prospectus supplement will specify the year we can begin to redeem shares of the preferred stock, the number of shares of the preferred stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or other securities of our or of third parties, as specified in the related prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred stock may also provide that if no capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the related prospectus supplement.

        If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, the board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares other than the right to receive the redemption price will cease.

Conversion Rights

        The related prospectus supplement will state any conversion rights under which shares of preferred stock are convertible into shares of common stock or another series of preferred stock or other property. As described under "Redemption" above, under some circumstances preferred stock may be mandatorily converted into common stock or another series of preferred stock.

Voting Rights

        The related prospectus supplement will state any voting rights of that series of preferred stock. Unless otherwise indicated in the related prospectus supplement, if we issue full shares of any series of preferred stock, each share will be entitled to one vote on matters on which holders of that series of preferred stock are entitled to vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of preferred stock.

Transfer Agent and Registrar

        We will appoint a transfer agent, registrar and dividend disbursement agent for the preferred stock. The registrar for the preferred stock will send notices to the holders of the preferred stock of any meeting at which those holders will have the right to elect directors or to vote on any other matter.

Permanent Global Preferred Securities

        A series of preferred stock may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary or its nominee identified in the related prospectus supplement. For most series of preferred stock, the depositary will be DTC. A global security may not be transferred except as a whole to the depositary, a nominee of the depositary or their successors unless it is exchanged in whole or in part for preferred stock in individually certificated form. Any additional terms of the depositary arrangement with respect to any series of preferred stock and the rights of and limitations on owners of beneficial interests in a global security representing a series of preferred stock may be described in the related prospectus supplement.

DESCRIPTION OF WARRANTS

        We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

        The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

  •
  the title of the warrants;

  •
  the designation, amount and terms of the securities for which the warrants are exercisable;

  •
  the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

  •
  the price or prices at which the warrants will be issued;

  •
  the aggregate number of warrants;

  •
  any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

  •
  the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

  •
  if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

  •
  if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

  •
  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

  •
  the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

  •
  the maximum or minimum number of warrants that may be exercised at any time; and

  •
  information with respect to book-entry procedures, if any.

Exercise of Warrants

        Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

PLAN OF DISTRIBUTION

        We may sell the common stock, preferred stock and any series of debt securities and warrants being offered hereby in one or more of the following ways from time to time:

  •
  to underwriters or dealers for resale to the public or to institutional investors;

  •
  directly to institutional investors; or

  •
  through agents to the public or to institutional investors.

        The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

  •
  the name or names of any underwriters or agents;

  •
  the purchase price of the securities and the proceeds to be received by us from the sale;

  •
  any underwriting discounts or agency fees and other items constituting underwriters or agents compensation;

  •
  any initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange on which the securities may be listed.

        If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

  •
  negotiated transactions;

  •
  at a fixed public offering price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to prevailing market prices; or

  •
  at negotiated prices.

        The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. The prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

        Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

        Underwriters, dealers, agents and remarketing firms may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, dealers, agents and remarketing agents may be customers of, engage in transactions with, or perform services in the ordinary course of business for us and/or our affiliates.

        Each series of securities will be a new issue of securities and will have no established trading market other than our common stock which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities, other than the common stock, may or may not be listed on a national securities exchange.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

        We may sell securities as soon as practicable after the effectiveness of our registration statement, provided favorable market conditions exist. Any underwriter or agent involved in the offer or sale of securities will be named in the applicable prospectus supplement.

LEGAL MATTERS

        Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will act as our counsel. Mark N. Kaplan, a member of our board of directors, is of counsel to Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Kaplan holds shares and options to purchase shares of our common stock.

EXPERTS

        The consolidated financial statements and schedule of DRS Technologies, Inc. and subsidiaries as of March 31, 2002 and 2001, and for each of the years in the three-year period ended March 31, 2002, have been incorporated by reference herein and in the registration statement in the reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the March 31, 2002, consolidated financial statements refers to a change in accounting for business combinations, goodwill and intangible assets beginning April 1, 2001.

AN/UYQ-70 COMMAND WORKSTATION
AN/UYQ-70 CONTROL DISPLAY WORKSTATION
AN/UYQ-70 SUBMARINE WORKSTATION
AN/UYQ-70 SUBMARINE DISPLAY SYSTEM
AN/UYQ-70 HORIZONTAL LARGE SCREEN DISPLAY
MOTOR CONTROL PRODUCTS
ADVANCED MODULAR POWER
PROPULSION AND DRIVE SYSTEMS
NUCLEAR CONTROL PANELS

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

4,750,000 shares

Common Stock

PROSPECTUS SUPPLEMENT

December 16, 2002

Bear, Stearns & Co. Inc.
Morgan Stanley
Wachovia Securities

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
DRS Technologies, Inc.
Industry Background
Business Strategy
Competitive Strengths
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Related to Our Business
Risks Related to This Offering
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Financial Statement Information
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS Fiscal Year Ended March 31, 2002 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS Six Months Ended September 30, 2002 (in thousands, except per share data)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET As of September 30, 2002 (in thousands)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
TRANSACTIONS WITH RELATED PARTIES
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
Independent Auditors' Report
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Consolidated Balance Sheets (in thousands, except share data)
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Consolidated Statements of Earnings (in thousands, except per-share data)
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands)
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Schedule II. Valuation and Qualifying Accounts Years Ended March 31, 2002, 2001 and 2000
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands) (Unaudited)
DRS TECHNOLOGIES, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)
Table of Contents
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DRS TECHNOLOGIES, INC.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF SECURITIES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS